## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Champion Technology Holdings

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3442 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 1/12/04

Annual Report

82-3442

AR/S
6-30-03

03 NOV 19 AM 7:21

2003

# Champion Technology Holdings Limited

## About Champion Technology (stock code: 0092)

Champion Technology (www.championtechnology.com) is the holding company of a communications software group of companies, with subsidiaries specializing in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of solutions and services. The Group's solutions include software-enhanced wireless messaging, radio products and systems, as well as networking and Internet access products for consumers, network operators, and commercial, government and industrial customers.

In recognition of the potential of the digital economy and digital convergence, the Group has in recent years been focusing on a number of fundamental Internet solutions, especially in the arena of wireless Internet, covering the aspects of speed, capacity of access, security and authentication, digital content creation, and e-commerce. The Group's objective is to build on its global and regional presence to promote its e-services, especially in China.

The Group has a global presence in more than 50 countries through a network of regional offices and distributors, and it includes 3 Hong Kong listed companies and a former London listed company. Champion Technology Holdings Limited has a primary listing on The Stock Exchange of Hong Kong Limited. Its shares are also traded over-the-counter in the United States by means of American Depositary Receipts.

## 冠軍科技簡介(股票編號:0092)

冠軍科技(www.championtechnology.com)為一通信軟件集團控股公司,其通信科技成員公司早於一九三零年已經成立,專門研究無線電科技;另一資信科技公司亦於一九八七年成立,致力於軟件開發。集團運用其無線電信息技術以及資信軟件經驗,成功綜合了不同的通信科技,提供全面之無線電方案及服務。集團之解決方案包括軟件強化無線電信息傳送、無線電產品及系統、以及網絡及互聯網接入產品,客戶包括消費者、網絡營運商、商界、政府及工業界客戶。

由於數碼經濟體系的發展潛力巨大,集團近年致力開發多項與互聯網相關的技術及服務,包括高速及高容量接駁互聯網、互聯網保安及鑑證、數碼內容創作以及電子商貿等。集團之目標是透過其環球及地區性之業務,推廣電子服務,尤以中國市場為主。

集團之網絡覆蓋全球逾五十國家,成員公司包括三家香港上市公司及一家前倫敦上市公司。冠軍於香港聯合交易所有限公司擁有第一上市地位,其股份亦在美國以預託證券之方式進行場外交易。

# Contents

# Financial Highlights

| | 2003 HK$'000 | 2002 HK$'000 | 2001 HK$'000 | 2000 HK$'000 | 1999 HK$'000 |
|---|---|---|---|---|---|
| **Results** (for the year ended 30 June) | | | | | |
| – Turnover | **1,851,848** | 1,633,388 | 1,510,779 | 1,457,181 | 1,393,682 |
| – EBITDA | **669,887** | 563,171[1] | 632,993[1] | 596,344 | 492,029 |
| – Net profit | **191,247** | 133,040[1] | 249,403[1] | 303,855 | 185,552 |
| – Dividends | **27,604** | 23,379 | 16,286 | 25,389 | 13,868 |
| **Financial Position (as at 30 June)** | | | | | |
| – Cash and cash equivalents | **489,945** | 490,374 | 454,426 | 541,136 | 595,395 |
| – Total assets | **4,280,035** | 3,941,869 | 3,444,962 | 3,420,308 | 2,707,071 |
| – Shareholders' funds | **3,210,764** | 2,942,064[1] | 2,581,892[1] | 2,340,227 | 1,999,992 |
| **Financial Ratios (as at 30 June)** | | | | | |
| – Current assets/Current liabilities | **2.83** | 2.15[2] | 2.26[2] | 1.30 | 2.12 |
| – Assets/Shareholders' funds | **1.33** | 1.34[2] | 1.33[2] | 1.46 | 1.35 |
| – Sales/Assets | **0.43** | 0.41 | 0.44 | 0.43 | 0.51 |
| – Gearing ratio | **0.17** | 0.18[2] | 0.17[2] | 0.19 | 0.22 |

*Notes:*

1. In current year, with adoption of SSAP 34 in connection with the recognition of costs for the Group's retirement benefit scheme, a prior period adjustment of HK$65,840,000 and HK$5,573,000 had been recognised resulting in a corresponding decrease in the Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) for the years ended 30 June 2002 and 2001 respectively. Similarly, a prior period adjustment, taking into account of the effect of minority interests, of HK$37,530,000 and HK$3,176,000 had been recognised resulting in a decrease in the net profit for the years ended 30 June 2002 and 2001 respectively.

2. These items had been recalculated to take into account of the effect of the restatements mentioned above.

**Eleven Years of Sustained Profitability**
**(in HK$'000)**



669,887
638,566
629,011
596,344
505,826
492,029
415,326
415,744
317,602
238,160
176,003
252,579
170,570
133,040
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
EBITDA
Net profit


Before taking into account of the restatement as above:

| | 2002 *HK$'000* | 2001 *HK$'000* |
|---|---|---|
| EBITDA | 629,011 | 638,566 |
| Net profit | 170,570 | 252,579 |

# Corporate Information

**Executive directors**
Paul KAN Man Lok (Chairman)
Leo KAN Kin Leung (CEO)
LAI Yat Kwong

**Independent non-executive directors**
Jennifer CHEUNG Mei Ha
Terry John MILLER
Francis Gilbert KNIGHT
Prof. LIANG Xiong Jian
Prof. YE Pei Da
Frank BLEACKLEY

**Company secretary**
Jennifer CHEUNG Mei Ha

**Registered office**
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

**Principal place of business**
The Penthouse
Kantone Centre
Chaiwan, Hong Kong

**Corporate office**
1702 One Exchange Square
Central, Hong Kong

**Principal bankers**
Bank of China (Hong Kong) Limited
Citibank, N.A.
DBS Bank (Hong Kong) Limited
Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation Limited
UFJ Bank Limited

**Auditors**
Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

**Principal share registrar and transfer office**
Butterfield Fund Services (Bermuda) Limited
65 Front Street
Hamilton
Bermuda

**Hong Kong branch share registrar and transfer office**
Secretaries Limited
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

**Depositary**
Citibank, N.A.
American Depositary Receipts
111 Wall Street, 5th Floor
New York, NY 10043
U.S.A.

**Company homepage/website**
http://www.champion**technology**.com

**Stock code**
0092

**Information and enquiries**
Investor Relations
Champion Technology Holdings Limited
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

e-mail: ir@champion**technology**.com

# Chairman's Statement

Dear Shareholders,

I am pleased to report our eleventh year of profitability since we were listed in 1992.

Fiscal year 2003 was marked by the most unusual combination of events, to say the least. We entered the year with the Middle East conflict in full swing and the eventual outbreak of war in March. To add salt to the wound, SARS (Severe Acute Respiratory Syndrome) broke out in the beginning of 2003 and ground several Asian economies to a halt, raising health alarm across the globe. Fortunately it's not all gloom and doom, as the year ended with SARS coming under control and further brightened up when China and Hong Kong entered into the CEPA (Closer Economic Partnership Arrangement) which aims at accelerating the development of trade and investment relations between the two places.

I'm quite upbeat at this point in time delivering this message to our shareholders, a few weeks after further agreement under CEPA was reached on the liberalization of the telecommunications sector, which allows market access in five areas of value-added services.

## For wireless opportunities, sky is the limit

In our 1995 Annual Report, I talked about accessing and receiving Internet data and information via the wireless mobile receiver as part of the evolution of our enhanced messaging services alongside the growth of the Net. In 1999, I highlighted wireless Internet as the next big wave. Indeed, even in 2003, wireless has only just begun enhancing and enriching the way we live, work, and play.

Thanks to the Internet and the development of IP-based networks, workers are now able to access wirelessly corporate data in a secure manner via a number of different devices, ranging from pagers, cell phones, smartphones, PDAs, mobile PCs, and set-top boxes. These devices now rival desktop devices in computing power and memory, and have battery life performance that permits workers to be away from the office for extended periods of time.

Portable device capabilities, wireless and mobile networking speeds, and communication service price points are now reaching a level where they can be used in the widespread deployment of mobile enterprise applications.

At Champion Technology, our focus on wireless communications solutions is to enable total mobility, as well as to re-organise and re-engineer processes to improve productivity and return on investment for our customers, which cover a wide array of sectors including government, hospitality, emergency services, telecommunications, healthcare, retail, and chemical plants.

## Our results

For fiscal year 2003 we showed consistent improvement in our operational and financial results. We adjusted to a tough economic market and attempted to position ourselves for where we want to be in three to five years. With a focus on higher profitability and better return on our invested capital, we re-prioritised our initiatives to reduce the ongoing level of capital expenditure and streamline our cost structure through increased use of outsourcing and third party distributors and licensees to promote our products and services. Our financial performance improved across the board:

- revenues reached HK$1,852 million, a growth of 13 percent over the previous year.

- EBITDA was HK$670 million, 19 percent over HK$563 million of last year.*

- Net profit was HK$191 million, 44 percent over previous year's figure of HK$133 million.*

* *Due to adoption of SSAP 34, last year's EBITDA and net profit were restated. Had it not been for the restatement, EBITDA was HK$629 million, and net profit was HK$171 million. See Management Discussion and Analysis for details.*

The Group's continuing strong financial position, with cash on hand of HK$573 million at balance sheet date, will allow for further investments, especially in light of the bright prospects of the Mainland's economy and the positive effects of CEPA.

In view of the improved performance, our directors have recommended a final dividend of HK2.6 cents per share (2002: HK2.5 cents per share). Taking into account the interim dividend payment, total dividend payment for the year increases 18 percent over last year.

## Outlook

I remain optimistic about the wireless market across the board. In China today, which is our main market, only 20% of the population has access to wired or wireless phone lines – compared with over 90% in Hong Kong, and 70% in America. That means almost 1 billion people are waiting for service. The demand is so high that China alone probably accounts for 50% of worldwide telecom growth. By 2005, the Chinese market will be double the size of the US market.

While Champion has been doing business in China for over a decade, the latest addition of five types of value-added services under the liberalization of the telecoms sector within the CEPA framework has further boosted the opportunities in mobile communications and wireless services. Our key areas of interest are content, Internet access, and call center, where increased investment is under review.

We have made and will continue to consider making strategic business investments and alliances and acquisitions, if necessary, to gain access to key technologies that we believe will augment our existing technical capability or enable us to achieve faster time to market. We will work more closely with third party vendors and technology partners to develop more highly integrated solutions and building block products targeted towards applications in the wireless market.

In conclusion, I would like to thank you, my fellow shareholders and investors, for the trust and confidence you have shown in us throughout the years. My thanks also go to the members of the Board for their continued guidance and support, and to the Group's management and staff for their diligence and dedication.

**Paul KAN Man Lok**
*Chairman*
24 October 2003

# Management Discussion and Analysis

### Overview

The global economic and investment climate remained challenging throughout the period. The outbreak of war in the Middle East went almost parallel with the outbreak of SARS during the second half of our fiscal year 2003. As a result, certain business activities were disrupted and new projects were pending until overseas travel resumed. Fortunately, the war was brief and SARS was under control by the end of June. By September, we had basically picked up momentum again. The signing of CEPA in June and the subsequent inclusion of the telecoms sector for liberalization in market access further boosts overall investment sentiment and promises genuine opportunities for the Group in mobile communications and wireless services.

### Review of Operations

China market remained robust contributing HK$1,434 million to the Group's turnover, compared to HK$1,298 million in the last corresponding period. The strong performance of the China market was mainly attributable to the overall increase in wireless infrastructure expenditure in China's fast-growing telecoms industry. Had it not been for SARS which had the effect of deferring some orders to post fiscal year, Group performance would have registered even stronger growth.

European sales maintained steady growth with turnover increased by 25 percent to HK$305 million. Meanwhile, sales to other markets including the U.S. had also gained momentum.

The Group's focus on customized IT solutions continued, with new business concentrating on software enchanced wireless messaging, radio products and systems, as well as networking and Internet access products and solutions for niche market segments. In terms of strategic investment, the Group announced in November 2002 an investment in 4G1 Inc., which focuses on the development of next generation mobile communications systems. With the additional wireless dimension, the Group is positioned to include in its portfolio future-proof wireless communications which can meet the dual challenges of seamless global coverage and interface with continuously emerging new standards and protocols in IP-based networks, targeted at serving the needs of fixed line and wireless networks for data, voice, and video services.

In the areas of Internet and e-commerce, the Group had continued to build its customer base and expand its service offerings. Y28 Innovations, the Group's flagship portal and Internet data center, has added new content channels targeted at paid subscribers, and installed new shopping sites, selling a broad range of merchandise as souvenirs, ladies' cosmetics, healthcare products, accessories, and decorative items. Our Internet directories were also gaining a lot of traction and bringing in increased revenue. Meanwhile, Y28 News Channel became available as a mobile Internet service on PDAs, allowing information to be pulled from the web, and effectively turning the handheld device or next-generation phone into a portable information powerhouse without wireless connection.

During the year, the Group's software team continued to engage in the development of B2B exchanges for corporate customers. New focus was on rich media content such as MMS and SMS for mobile applications.

**Kantone Holdings Limited (Kantone)**

Overall performance of Kantone for the year under review was satisfactory. For the year ended 30 June 2003, Kantone recorded a turnover of HK$815 million, an increase of 13 percent over last year. Net profit was HK$110 million, representing an improvement of 74 percent compared with HK$63.3 million (before prior period adjustment of HK$65.9 million due to implementation of SSAP 34) last year. With the adoption of SSAP 34, Kantone's result for last year was a restated net loss of HK$2.6 million. *(For details refer to Financial Performance below)*

Kantone introduced its Access Integrator Messaging System (AIMS), which features DECT Messaging, TCP/IP, and Networking Messaging, and is also capable of working with a variety of internal and external devices. Market response has been encouraging. Meanwhile, a new management team has been formed at Kantone's European operations, which implemented cell-based manufacturing, targeted at increasing operation efficiency; and closely aligning production levels to customer needs, thus giving the ability to reduce inventory for the benefit of customers and the Group.

Kantone continued to be the preferred supplier of mission critical communications services for the emergency and rescue service sectors, accounting for 60 percent of the UK healthcare market, and 85 percent of UK fire services. The budgetary constraints for IT purchases in major institutions and public sectors actually helped Kantone's business, as cost-effective narrowband communications infrastructure building on existing communications systems are preferred, especially in Europe and America.

During the period under review, Kantone was awarded a contract to supply and install comprehensive narrowband communications systems for a chain of hospitals in the US. The status as the approved provider of onsite communications systems for the US market has opened the door to many exciting opportunities ahead, especially where many of the radio systems within the US Federal Government will soon require upgrading or replacement.

**DIGITALHONGKONG.COM (Digital HK)**
Digital HK has adjusted and repositioned itself to expand its revenue base. It now operates three complementary lines of business covering the provision of Internet and e-commerce enabling solutions; provision of IT consulting and technical services; and strategic investments in selected technologies and companies with a view to providing total solutions.

Given the slow take-off of e-commerce in Hong Kong against a very competitive market, Digital HK has adopted a conservative approach in rolling out its business objectives. Extreme diligence was exercised in managing its resources, resulting in the postponement or revision of development plans of some projects. Nevertheless, it had continued its efforts in pursuing business in relation to e-commerce solutions, and had been contracted to develop an e-commerce platform for deployment in the China market.

Its conservative efforts have paid off, as evidenced by ten consecutive quarters and two consecutive years of profit. For the year ended 30 June 2003, Digital HK recorded a net profit of HK$142,000 with a turnover of HK$9,642,000.

**Financial Performance**
During the year, the Group had continued its prudent investment in new product development and technologies to enhance its bundled offerings and services. Through better allocation of resources to existing operations and effective cost control, the Group was able to sustain profit growth amidst a general difficult economic climate and less than palatable global environment.

**Turnover**
The Group recorded an audited consolidated turnover for the year ended 30 June 2003 of HK$1,852 million, a 13 percent growth compared with HK$1,633 million for the previous year. The growth in turnover was attributable to an overall increase in sales, with China accounting for HK$1,434 million, a 10 percent growth compared to HK$1,298 million of last year. SARS had interrupted some of the business activities, deferred some shipments, and lengthened the outstanding period of accounts receivables. However, the overall strong demand for telecommunications equipment and services still outgrew the sales of last year.

Turnover from Europe increased 25 percent to reach HK$305 million. Sales to other markets also improved 25 percent to HK$113 million.

**Profitability**
Net profit for the year ended 30 June 2003 was HK$191 million, a 12 percent growth compared to HK$171 million (before prior year adjustment of HK$38 million due to implementation of SSAP 34), and a 44 percent growth compared with HK$133 million (restated with the adoption of SSAP 34) last year. Earnings per share was HK31.44 cents. Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) was HK$670 million, up 19% compared with HK$563 million of last year.

***The adoption during the year under review of certain new and revised SSAPs (Statements of Standard Accounting Practices) issued by the Hong Kong Society of Accountants has led to a number of changes in the Group's accounting policies. In particular, the adoption of SSAP 34 by the Group's subsidiary Kantone Holdings Limited in connection with the recognition of costs for the retirement benefit scheme of the latter has led to a prior period adjustment, taking into account of the effect of minority interests, of HK$38 million to the Group's net profit last year, which was restated to a net profit of HK$133 million, compared to HK$171 million prior to restatement. Similarly, EBITDA for last year was restated from HK$629 million to HK$563 million after costs of HK$66 million were fully recognised. The restatement is purely an accounting treatment. It is a non-cash item and has no effect on the financial health and performance of the Group.***

The improved profitability was a result of effective cost control, improvement of gross and operating margins, as well as improved performance of European operations. Depreciation and amortisation of the Group's technology development, e-commerce and telecom investment projects remained steady at HK$402 million, and the impairment provision in relation to Internet-related investment and telecommunications projects were HK$92 million and HK$35 million respectively. The impairment charges were a result of the Group's re-arrangement of its interest in e-commerce and telecommunications projects.

**Liquidity and Financial Resources**
Throughout the year, the Group has maintained a net cash position. As at 30 June 2003, the Group had HK$573 million made up of deposits, bank balances, and cash. The gearing ratio at year-end was 0.17 (2002 (restated): 0.18), which calculation was based on the Group's total borrowings of HK$556 million (2002: HK$527 million) and shareholders' funds of HK$3,211 million (2002 (restated): HK$2,942 million).

Total borrowings comprise bank borrowings of HK$490 million (2002: HK$433 million); other borrowings, which represent block discounting loans of HK$22 million (2002: HK$30 million); obligations under finance leases of HK$1 million (2002: HK$2 million); and convertible bonds of

HK$43 million (2002: HK$62 million). The bank borrowings are mainly used as working capital for the Group. Finance costs for the year ended 30 June 2003 amounted to HK$27 million (2002: HK$31 million).

As at 30 June 2003, certain land and buildings of the Group with a net book value of HK$10 million (2002: HK$9 million) were pledged to a bank as security for banking facilities granted to the Group.

The Group does not engage in interest rate or foreign exchange speculative activities. To mitigate the foreign exchange risk of the Group arising from transactions during the normal course of business, management has endeavoured to match foreign currency income and expense. Management will continue to use appropriate hedging instrument for transactions with high exchange rate risk.

### Post Balance-sheet Date Development

In September 2003, the Group issued the Tranche 2 Bonds in the aggregate principal amount of US$8 million (equivalent to approximately HK$62.4 million) pursuant to the Subscription Agreement entered into with Credit Suisse First Boston (Hong Kong) Limited in May 2002 for the issue of up to US$24 million 1.5 percent unlisted and unsecured convertible bonds due 2005. The new money further enhanced the Group's financial position and raised its cash position by HK$60.4 million.

### Final Dividend and Scrip Dividend Scheme

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the directors proposed a final dividend of HK2.6 cents per share for the year ended 30 June 2003 (2002: HK2.5 cents per share) to shareholders whose names appear on the register of members of the Company on 26 November 2003. Taking into account of the interim dividend of HK1.6 cents per share paid on 16 June 2003, total dividends for the year would amount to HK$27.6 million, an increase of 18 per cent over HK$23.4 million of last year.

The final dividend will be satisfied by allotment of new shares of the Company, credited as fully paid, by way of scrip dividend, with an alternative to the shareholders to elect to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme is subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme together with the form of election will be sent to the shareholders of the Company as soon as practicable.

It is expected that certificates for shares to be issued under the scrip dividend scheme and dividend warrants will be despatched to those entitled thereto on or before 28 January 2004.

### The Group's Restated Results following the adoption of SSAP34

| | For the year ended 30 June | | |
|---|---|---|---|
| | **2003** | **2002** | **2002** |
| | *HK$'000* | *HK$'000 (restated)* | *HK$'000 (before restatement)* |
| EBITDA | 669,887 | 563,171 | 629,011 |
| Net profit | 191,247 | 133,040 | 170,570 |
| Earnings per share | | | |
| – basic (in HK cents) | 31.44 | 25.06 | 32.13 |

# Directors and Senior Management Profile

**Executive Directors**

**Paul KAN Man Lok** is the founder and Chairman. He is also the Chairman of Kantone Holdings Limited, which is listed on the Main Board, and the Chairman of DIGITALHONGKONG.COM, which is listed on the GEM Board of The Stock Exchange of Hong Kong Limited. He holds a Master's degree in Business Administration from the Chinese University of Hong Kong, and brings over 30 years of experience in the computing and telecommunications industries to bear on fully leveraging the e-commerce technology that is a key success factor for business today. As the author of the books in The Hong Kong e-Commerce Studies Series published by Digital HK, he has forged a strong link between his IT legacy and the promise of an online-assisted life. Prior to setting up the Champion Technology Group in 1987, he was the general manager of Asiadata Limited, a computing services subsidiary of Cable & Wireless PLC.

In civic duties, Mr. Kan has served twice on the Stock Exchange Working Group on Corporate Governance during 1994-1995 and 1999-2000, and was a member of the Listing Committee of the GEM Board for the period 1999-2003. He is currently Chairman for the second successive term of the Hong Kong Information Technology Industry Council; council committee member of the Federation of Hong Kong Industries; and member of Hong Kong Legislative Council Election Committee for the IT sector. Other memberships include the Hong Kong Trade Development Council Electronics and Electrical Appliances Advisory Committee; the Chinese People's Political Consultative Conference of Anhui Province in the PRC; and the Election Committee for the Hong Kong representatives of National People's Congress of China.

Mr. Kan also sits on the board of CLP Holdings Limited as an independent non-executive director.

**Leo KAN Kin Leung** is the Group's Executive Director and Chief Executive Officer, as well as a Non-executive Director of Kantone Holdings Limited. He is the brother of Paul Kan. He is responsible for formulating the Group's overall policy and development strategy as well as the Group's global operations and management. Prior to joining the Group in 1988, he held management positions in several international companies in Hong Kong. He holds a Master's degree in Business Administration from Dalhousie University in Canada and a Master's degree in Economics from the University of Alberta in Canada.

Mr. Kan is a member of the Telecommunications Standards Advisory Committee at the Office of the Telecommunications Authority. He serves on a number of sub-committees of the Hong Kong Information Technology Industry Council of the Federation of Hong Kong Industries, including International Development and Co-operation Sub-committee, China Development and Co-operation Sub-committee, and Government and Sub-vented Funding Sub-committee. He is also a member of the IT Committee of the Hong Kong IT Alliance.

**LAI Yat Kwong** is the Group's Executive Director and Chief Financial Officer, with responsibility for its financial and accounting policy and control. He is also Chief Executive Officer (Acting) and Chief Financial Officer of Kantone Holdings Limited. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong and has over 30 years of experience in accounting, auditing and company secretarial matters. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Society of Accountants, and is also a certified public accountant.

**Independent Non-executive Directors**

**Jennifer CHEUNG Mei Ha** is a solicitor practising in Hong Kong. She has been the Group's Independent Non-executive Director and Company Secretary since 1992.

**Terry John MILLER** has been an Independent Non-executive Director of Champion since 1992. He is also the Deputy Chairman and Non-executive Director of Multitone. He is the Managing Director of Asia Pacific Financial Management Limited. Previously, he held the position of Deputy Chief Executive at Hong Kong Telecommunications Limited, and was the Regional Director, Asia/Pacific, of Cable & Wireless PLC. He is a fellow of the Institute of Chartered Accountants in England and Wales and is the former president of the Hong Kong Institute of the International Association of Financial Executives.

**Francis Gilbert KNIGHT** has been an Independent Non-executive Director since February 2000. Mr. Knight is the Chairman and Managing Director of Asian Security and Investigation Services Limited which is a private company. A fellow of each of the British Institute of Directors and the British Institute of Management, the American Society for Industrial Security and the International Association of Police Chiefs, Mr. Knight has over 20 years' experience in the field of copyright protection, security and commercial investigations, and acts as security adviser to a number of major organizations.

# Directors and Senior Management Profile

**Professor LIANG Xiong Jian** is an Independent Non-executive Director of the Company since November 2001. He has over 30 years of experience in telecommunications in China. He is presently a Professor of the Department of Management Engineering at the Beijing University of Posts and Telecommunications (BUPT), a post he has held since 1986, and the Director of the Institute of Telecommunications Management of BUPT. From 1986 to 1993, he was the Dean of Management Engineering Department of BUPT. His other positions include Member of National Committee of Chinese People's Political Consultative Conference (CPPCC); Representative of the People's Congress, Beijing Municipality; and Director of Communication Economy & Management Society, China Institute of Communications. He is also an independent director of PRC company Unicom Guomai Communications Limited, which is listed on the Shanghai Stock Exchange and is a member of China Unicom Group responsible for data communications, messaging, and wireless telecommunications.

Professor Liang is well-known to the telecom community in Hong Kong, having been invited on numerous occasions to chair and lecture at major wireless and various other telecom conferences held in Hong Kong and the Region.

**Professor YE Pei Da** has been an Independent Non-executive Director of the Company since November 2001. He is a professor and Honorary President of Beijing University of Posts & Telecommunications in China and a director of Lucent Technologies Fibre Optic Cable Company. He is also a senior Member of the Chinese Academy of Science.

**Frank BLEACKLEY** has been an Independent Non-executive Director of the Company since November 2001. He was formerly the Managing Director of Chubb China Holdings Limited of Chubb Security Group, a manufacturer and distributor of security and safety products and systems based in the United Kingdom. He has close to 30 years of experience in the management and business development of joint venture companies in Hong Kong and Mainland China.

## Senior Management

**Francis KAN** is Executive Vice President, Systems Development, and has held positions of responsibility in Information Technology, both in Hong Kong and abroad, for over 20 years. Since 1994, he has been responsible for the operations and expansion of the Group's systems, overseeing all Internet-related activities and alliances with major partners. Mr. Kan has a Master's degree from the University of Alberta.

**Shirley HA Suk Ling** is Executive Vice President of Corporate Development, as well as an Executive Director of Digital HK. She is responsible for the Group's corporate finance and strategic development, with a focus on building strategic partnerships and alliances for the Group.

Ms Ha joined Champion Technology in 1992, and oversaw the listing and corporate development of three listed companies within the Group. She holds a Bachelor's degree in Arts from the University of Hong Kong and a Master's degree in Business Administration from the Chinese University of Hong Kong. She is a member of the Advisory Committee of the Division of Computer Studies at the City University of Hong Kong, and Convenor of IDC (International Development and Co-operation) Subcommittee of the Hong Kong Information Technology Industry Council of the Federation of Hong Kong Industries. She has been appointed by Hong Kong Science and Technology Parks Corporation as Mentor to its incubatee under the Mentorship Programme.

**Iris KOO Kin Hing** is Senior Vice President, Finance, overseeing all financial operations of the Group. Before joining the Group in 1989, she worked at an international accounting firm where she had gained valuable experience. She holds a bachelor's degree in accountancy from the Hong Kong Polytechnic University, and is a member of the Hong Kong Society of Accountants and The Association of Chartered Certified Accountants.

**FUNG Kin Leung** is Senior Vice President of Microelectronics, as well as an Executive Director of Kantone Holdings and a Non-executive Director of Multitone Electronics PLC ("Multitone"). He is responsible for managing the Group's research and development capacity to facilitate its global operations.

Mr. Fung has over 20 years' experience in the field of software and product development. He joined the Champion Technology Group in 1987 as Technical Manager. In recent years, he has been focusing on the development of information delivery systems to enhance wireless Internet applications.

He holds a Bachelor's degree in Science and Electronics from the Hong Kong Polytechnic University and a Master's degree in Electronics Engineering from the University of Hong Kong. He is a Chartered Engineer and a member of the Institution of Electrical Engineers as well as the Hong Kong Institution of Engineers.

**Luiz Octavio VILLA-LOBOS** is Managing Director of Multitone Eletronica Ltda, with responsibility for running the Brazilian subsidiary of Multitone. He is also the Group's Vice President of Interactive Knowledge Delivery, overseeing clients' requirements for enterprise solutions. He joined the Group in 1997 and set up from its inception the business in Brazil. He holds a Master's degree in Aerospace Engineering from Sup'Aero in France and an MBA from the London Business School.

**Roy GOSS**, based in Macau, is Director of International Business. He is a seasoned expert in finance and telecommunications, having served in the Middle East and Macau with Cable and Wireless companies for almost 20 years. He is a fellow member of the Institute of Chartered Accountants in England and Wales. Prior to joining the Champion Technology Group, he was the Finance Director of Macau Telecommunications Company, a subsidiary of Cable and Wireless PLC, where he worked for more than 17 years.

**Gary CHOY Kin Chung** is Vice President, Greater China Business. He oversees all business projects in the Greater China region and plays a pivotal role in the execution of the Group's growth strategy in China. He is also a member of the Group's Investment Committee. Mr. Choy holds a Bachelor's degree in Electrical Engineering from Georgia Institute of Technology, Atlanta, Georgia, USA and joined the Champion Technology Group in 1992.

**Cindy MAK Man Yee** is Vice President, Administration and Logistics. She is the Group's primary liaison point with external organizations and coordinates a wide range of the Group's operations in logistics, corporate resource development and purchasing. Ms. Mak holds a Bachelor's degree in Social Sciences from the University of Hong Kong. She joined the Champion Technology Group in 1990.

**Joanne CHIU Yim Fan** is Vice President, Human Resources and Corporate Communications. She is responsible for formulating and implementing the Group's human resources policies, and also has responsibility for the Group's corporate communications. Ms Chiu graduated from the University of Hong Kong with a Bachelor's degree in Arts. She also holds a Post-Graduate Certificate in Business Administration and is a member of the Hong Kong Institute of Human Resource Management. She joined the Champion Technology Group in 1994.

**Michelle CHEUNG Kei Yim** is Vice President of Compliance. She is responsible to oversee the compliance of the Group's and its Directors' continuing obligations set out in the Listing Agreement as well as the compliance of other statutory requirements. She is also the Company Secretary of Kantone Holdings Limited. She holds a Bachelor's degree of Business Administration in Accounting. She is a member of the Hong Kong Society of Accountants and the Association of International Accountants, and is also a certified public accountant. Ms. Cheung has broad Assurance and Advisory services experience. Prior to joining the Champion Technology Group in 2001, she worked for Deloitte Touche Tohmatsu.

**Teresa TONG Seek Fan** is Vice President, Operations. She runs the Group's call centre and is also responsible for customer care, product design and the retail aspects of the Group's business. Ms Tong holds a diploma in supervisory management and has been a member of the Institute of Supervisory Management since 1992. She joined the Champion Technology Group in 1990.

**Julia LEUNG Yiu Lin** is Vice President, Business Development, with responsibility for the sales and marketing aspects of the Group's products and services. Ms Leung has served the Champion Technology Group in a number of key areas since the start of operations in the 1980's, having previously worked with Cable and Wireless in Hong Kong.

**Robert SIA Chun Chung** is Vice President of e-Commerce Operations at Digital HK, with responsibility for technical management and systems support. He holds a Bachelor's degree in Engineering from the University of Hong Kong and a Master's degree in Electronics Engineering from the Polytechnic University of Hong Kong. He has been with the Champion Technology Group since 1995.

# Notice of Annual General Meeting

**NOTICE IS HEREBY GIVEN** that the annual general meeting of Champion Technology Holdings Limited (the "Company") will be held at 3rd Floor, Kantone Centre, 1 Ning Foo Street, Chaiwan, Hong Kong, on 26 November 2003 at 9:10 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2003.

2. To declare a final dividend of HK2.6 cents per share for the year ended 30 June 2003.

3. To elect directors and to authorise the board of directors to fix their remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or scrip dividend scheme or similar arrangement of the Company or the exercise of the subscription rights under the share option scheme of the Company, or the warrants of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By Order of the Board
**Jennifer CHEUNG Mei Ha**
*Company Secretary*
Hong Kong, 24 October 2003

*Principal Office:*
The Penthouse
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 20 November 2003 to 26 November 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the annual general meeting, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 19 November 2003.

# DIRECTORS' REPORT
# 董事會報告

董事會同寅謹提呈截至二零零三年六月三十日止年度之業績報告及經審核財政報告。

The directors present their annual report and the audited financial statements for the year ended 30 June 2003.

## 主要業務

本公司乃一間投資控股公司。其附屬公司主要從事銷售一般系統產品、提供服務及軟件特許權、租賃系統產品與及投資電子商貿及電訊項目。

## PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects.

## 業績及分配

本集團截至二零零三年六月三十日止年度之業績載於第19頁之綜合損益表以及財政報告附註內。股東於本年度獲派發每股相等於1.6港仙按以股代息方式派發及可選擇現金之中期股息。董事會建議按以股代息方式派發相等於每股2.6港仙之末期股息，可選擇收取現金。累計溢利之變動情況載於財政報告附註32。

## RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 30 June 2003 are set out in the consolidated income statement on page 19 and in the accompany notes to the financial statements. An interim dividend in scrip form equivalent to 1.6 cents per share, with a cash option, was distributed to the shareholders during the year. A final dividend in scrip form equivalent to 2.6 cents per share, with a cash option, is proposed by the directors. Movements of the accumulated profits are set out in note 32 to the financial statements.

## 股本及認股權證

年內本公司股本及認股權證之變動情況載於財政報告附註30。

## SHARE CAPITAL AND WARRANTS

Details of movements in the share capital and warrants of the Company during the year are set out in note 30 to the financial statements.

## 儲備

本集團及本公司年內儲備之變動情況載於財政報告附註32。

本公司可供分派之儲備為股息儲備、一般儲備、特別儲備及累計溢利之總和1,543,823,000港元。

## RESERVES

Details of movements in the reserves of the Group and the Company during the year are set out in note 32 to the financial statements.

The Company's reserves available for distribution represent the aggregate of dividend reserve, general reserve, special reserve and the accumulated profits of HK$1,543,823,000.

## 物業、廠房及設備

本年度內，本集團添置約共值6,000,000港元之廠房、機器及電訊網絡。

本集團於本年度內有關物業、廠房及設備之該等及其他變動情況載於財政報告附註12。

## PROPERTY, PLANT AND EQUIPMENT

During the year, the Group incurred an aggregate of approximately HK$6 million mainly in the acquisition of additional plant and machinery and telecommunications networks.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 12 to the financial statements.

## 聯營公司

於二零零三年六月三十日有關本集團聯營公司之詳細資料載於財政報告附註18。

## ASSOCIATE

Particulars of the Group's associate at 30 June 2003 are set out in note 18 to the financial statements.

# DIRECTORS' REPORT
# 董事會報告

**董事及服務合約**

本年度及截至本報告刊發日期止，本公司之董事為：

**執行董事：**

簡文樂先生
簡堅良先生
黎日光先生

**獨立非執行董事：**

苗禮先生
張美霞小姐
Francis Gilbert Knight先生
Frank Bleackley先生
梁雄健教授
葉培大教授

根據本公司章程細則第87(1)條規定，黎日光先生及苗禮先生將退任，惟願膺選連任。餘下各董事均繼續留任。

擬於應屆股東周年大會上動議連任之董事概無訂立任何本集團不能於一年內毋須補償（法定補償除外）而終止之服務合約。

獲委任之非執行董事須根據本公司章程細則之規定輪流退任。

**購股權及董事購買股份或債券之權利**

本公司、本公司持有57%股權之附屬公司看通集團有限公司（「看通」）及本公司持有78%股權之附屬公司數碼香港各設有購股權計劃，據此，合資格人士（包括本公司、看通及數碼香港或其各自之任何附屬公司之董事）可獲授購股權以分別認購本公司、看通及數碼香港之股份。

本公司、看通及數碼香港之購股權計劃之詳情載於財政報告附註31。

除財政報告附註31所述之購股權計劃外，本公司或其任何附屬公司於年內任何時間概無參與任何安排，以致本公司董事可透過購入本公司或任何其他法人團體之股份或債券而獲益。各董事或其配偶及未滿18歲之子女概無可認購本公司證券之任何權利，亦無在本年度內行使任何此等權利。

## DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

**Executive directors:**

Mr. Paul Kan Man Lok
Mr. Leo Kan Kin Leung
Mr. Lai Yat Kwong

**Independent non-executive directors:**

Mr. Terry John Miller
Ms. Jennifer Cheung Mei Ha
Mr. Francis Gilbert Knight
Mr. Frank Bleackley
Prof. Liang Xiong Jian
Prof. Ye Pei Da

In accordance with section 87(1) of the Company's Bye-laws, Mr. Lai Yat Kwong and Mr. Terry John Miller retire and, being eligible, offer themselves for re-election. All other remaining directors continue in office.

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The non-executive directors have been appointed for a term subject to retirement by rotation as required by the Company's Bye-laws.

## SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

The Company, Kantone Holdings Limited ("Kantone"), a 57% owned subsidiary of the Company, and DIGITALHONGKONG.COM, a 78% owned subsidiary of the Company, each has share option schemes under which eligible persons, including directors of the Company, Kantone, DIGITALHONGKONG.COM or any of their subsidiaries, may be granted options to subscribe for shares in the Company, Kantone and DIGITALHONGKONG.COM respectively.

Details of the share option schemes of the Company, Kantone and DIGITIALHONGKONG.COM are set out in note 31 to the financial statements.

Other than the share option schemes described in note 31 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

## 董事之證券權益及淡倉

於二零零三年六月三十日，按本公司根據證券及期貨條例（「證券及期貨條例」）第352條存置之股東名冊記錄所示，或向香港聯合交易所有限公司另行作出之通知，本公司董事在本公司及其任何相關法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有之權益及淡倉如下：

## DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

At 30 June 2003, the interests and short positions of the directors of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to The Stock Exchange of Hong Kong Limited were as follows:

| | **Name of director 董事姓名** | **Capacity 身份** | **Number of shares 股份數目** | **Number of warrants 認股權證數目** |
|---|---|---|---|---|
| **Securities of the Company 本公司之證券** | Mr. Paul Kan Man Lok 簡文樂先生 | The person who sets up the discretionary trust and a discretionary object of the trust 乃設立該全權信託的人士及該信託之其中一名受益人 | Note 1 附註1 | Note 1 附註1 |
| **Securities of Kantone 看通之證券** | Mr. Paul Kan Man Lok 簡文樂先生 | The person who sets up the discretionary trust and a discretionary object of the trust 乃設立該全權信託的人士及該信託之其中一名受益人 | Note 2 附註2 | – |
| **Securities of DIGITALHONGKONG.COM 數碼香港之證券** | Mr. Paul Kan Man Lok 簡文樂先生 | The person who sets up the discretionary trust and a discretionary object of the trust 乃設立該全權信託的人士及該信託之其中一名受益人 | Note 3 附註3 | – |

*附註：*

1. 237,923,303股及43,910,604份認股權證由Lawnside International Limited（「Lawnside」）持有。Lawnside由Lanchester Limited全資擁有。Lanchester Limited乃一間由一項合資格受益人包括簡文樂先生及其家族成員以及本公司及其附屬公司員工之全權信託所實益擁有之公司。目前，僅簡文樂先生及其家族成員為全權信託受益人。於二零零三年六月三十日，Lawnside持有本公司全部已發行股本約35.8%。本公司所發行之認股權證將於二零零四年一月十二日屆滿。
2. 1,265,940,702股由本公司持有，而399,084,420股則由Lawnside持有。
3. 117,300,000股由本公司持有，而2,669,171股則由Lawnside持有。

*Notes:*

1. 237,923,303 shares and 43,910,604 warrants were held by Lawnside International Limited ("Lawnside"). Lawnside is wholly owned by Lanchester Limited which is a company beneficially owned by a discretionary trust, the eligible discretionary objects of which include Mr. Paul Kan Man Lok and his family members and staff of the Company and its subsidiaries. Currently, only Mr. Paul Kan Man Lok and his family members are discretionary objects of the trust. As at 30 June 2003, Lawnside held approximately 35.8% of the entire issued share capital of the Company. The warrants issued by the Company will expire on 12 January 2004.
2. 1,265,940,702 shares were held by the Company and 399,084,420 shares were held by Lawnside.
3. 117,300,000 shares were held by the Company and 2,669,171 shares were held by Lawnside.

除上文所披露者及由董事以本公司或其附屬公司之受託人名義持有之若干附屬公司之若干代理人股份外，於二零零三年六月三十日，各董事或彼等任何聯繫人士並無擁有本公司或其任何相關法團（定義見證券及期貨條例第XV部）之任何證券、相關股份或債券之權益或淡倉。

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, none of the directors or any of their associates had any interest or short position in the securities, underlying shares or debentures of the Company or any of its associated corporations as defined in Part XV of the SFO as at 30 June 2003.

## 董事於合約及關連交易之權益

於本年度內，本公司及其附屬公司（看通及其附屬公司（「看通集團」）以及數碼香港及其附屬公司（「數碼香港集團」）除外）曾與看通集團及數碼香港集團進行下列交易：

## DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

During the year, the Company and its subsidiaries other than Kantone and its subsidiaries (the "Kantone Group"), and DIGITALHONGKONG.COM and its subsidiaries (the "DIGITALHK Group") had the following transactions with the Kantone Group and the DIGITALHK Group:

| | | Transactions with the Kantone Group 與看通集團之交易 HK$'000 千港元 | Transactions with the DIGITALHK Group 與數碼香港集團之交易 HK$'000 千港元 |
|---|---|---|---|
| 收取提供辦公室及設施及管理服務費用 | Fees received for the provision of office premises and facilities, and management services | 1,440 | – |
| 購買傳呼機及器材 | Purchases of pagers and equipment | 47 | – |
| 支付登記費、年費及技術費用 | Registration fee, annual fee and technical fee paid | – | 945 |
| 收取行政費用 | Administration fees received | – | 960 |

本公司之獨立非執行董事認為上述交易乃按日常業務程序及一般商業條款進行。

In the opinion of the independent non-executive directors of the Company, the above transactions were carried out in the usual course of business and on normal commercial terms.

除上文所披露者外，本公司董事在本公司或其任何附屬公司所參與，且在本年度結束時仍然有效或在本年度內任何時間訂立之重大合約中，概無直接或間接擁有權益。

Save as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## 主要股東

於二零零三年六月三十日，根據證券及期貨條例第336條本公司須予保存之登記冊所記錄，下列人士（於「董事之證券權益及淡倉」項下披露之本公司董事或行政總裁除外）於本公司股本中擁有權益：

## SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the following persons (other than a director and chief executive of the Company disclosed under directors' interests and short positions in securities) had interests in the share capital of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO:

| Name 名稱 | Capacity 身份 | Number of shares 股份數目 | Description of equity derivatives 股票衍生工具說明 | Number of underlying shares 相關股份數目 |
|---|---|---|---|---|
| Credit Suisse Group (Note 附註) | Interest of controlled corporation 受控制公司之權益 | 1,769,178 | – | – |
| | Interest of controlled corporation 受控制公司之權益 | – | conversion right to convert the bond issued by the Company into shares 將本公司發行之債券轉換為股份之換股權 | 41,483,475 |
| | Interest of controlled corporation 受控制公司之權益 | – | warrants to subscribe for shares 認購股份之認股權證 | 5,424,576 |

附註： 於二零零三年六月三十日，Credit Suisse Group亦被視為擁有985,804股本公司相關股份之沽空權益。

*Note:* As at 30 June 2003, Credit Suisse Group was also deemed to have short interest in 985,804 underlying shares of the Company.

除上文及「董事之證券權益及淡倉」項下披露者外，於二零零三年六月三十日，根據證券及期貨條例第336條本公司須予保存之權益登記冊，概無其他人士於本公司之股份或相關股份擁有任何權益或淡倉。

Save as disclosed herein and disclosed under directors' interests and short positions in securities, as at 30 June 2003, according to the register of interests required to be kept by the Company under section 336 of the SFO, there was no person who had any interest or short position in the shares or underlying shares of the Company.

## 可換股證券、購股權、認股權證或類似權利

除可換股債券、認股權證及購股權外（分別見財政報告附註28、附註30及附註31所述），於二零零三年六月三十日，本公司並無任何尚未行使之可換股證券、購股權、認股權證或其他類似權利。於本年度內並無行使任何可換股證券、購股權、認股權證或類似權利。

## 購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

## 優先購股權

本公司之公司細則及開曼群島法例並無載有任何優先購買權之規定，規定本公司須按比例向現有股東提呈發售新股。

## 主要客戶及供應商

於截至二零零三年六月三十日止年度，本集團五大客戶及供應商所佔之營業額及購貨額佔本集團之營業總額及購貨總額分別不足30%。

## 重大結算日後事項

重大結算日後事項之詳情載於財政報告附註40。

## 企業管治

本公司全年一直遵照香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則行事。

## 核數師

有關續聘德勤•關黃陳方會計師行為本公司核數師之決議案將於股東周年大會上提呈。

承董事會命

*主席*
**簡文樂**
香港
二零零三年十月二十四日

## CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than the convertible bonds, and warrants and share options as set out in notes 28, 30 and 31 respectively to the financial statements, the Company had no outstanding convertible securities, options, warrants or other similar rights as at 30 June 2003 and there was no exercise of convertible securities, options, warrants or similar rights during the year.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

## PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

## MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 30 June 2003, the aggregate amount of turnover and purchases attributable to the Group's five largest customers and suppliers respectively represented less than 30% of the Group's total turnover and purchases.

## SIGNIFICANT POST BALANCE SHEET EVENT

Details of a significant post balance sheet event are set out in note 40 to the financial statements.

## CORPORATE GOVERNANCE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

## AUDITORS

A resolution will be proposed at the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

**Paul Kan Man Lok**
*CHAIRMAN*
Hong Kong
24 October 2003

# AUDITORS' REPORT 核數師報告

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

**Deloitte Touche Tohmatsu**

**致:冠軍科技集團有限公司各股東**
(於開曼群島註冊成立及延續於百慕達之有限公司)

本核數師行已完成審核載於第19頁至第76頁按照香港普遍採納之會計準則編製之財政報告。

**董事及核數師之個別責任**
貴公司之董事須負責編製真實及公平之財政報告。在編製該等財政報告時,董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果,對該等財政報告表達獨立之意見,並遵照百慕達公司法第90條向全體股東作出報告,除此以外別無其他目的。本行並無就本報告內容向任何其他人士承擔任何責任。

**意見之基礎**
本行已按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財政報告所載數額及披露事項有關之憑證,亦包括評審董事於編製該等財政報告時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況、及是否貫徹應用並充分披露該等會計政策。

本行在策劃及進行審核工作時,均以取得一切本行認為必需之資料及解釋為目標,使本行能獲得充分之憑證,就該等財政報告是否存有重要錯誤陳述,作出合理之確定。在表達意見時,本行亦已衡量該等財政報告所載之資料在整體上是否足夠。本行相信,本行之審核工作已為下列意見建立合理之基礎。

**意見**
本行認為上述之財政報告均真實及公平地反映 貴公司及 貴集團於二零零三年六月三十日之財政狀況及 貴集團截至該日止年度之溢利及現金流量,並已按照香港公司條例之披露規定而妥善編製。

**德勤・關黃陳方會計師行**
香港
二零零三年十月二十四日

**TO THE SHAREHOLDERS OF CHAMPION TECHNOLOGY HOLDINGS LIMITED**
(incorporated in the Cayman Islands and continued in Bermuda with limited liability)

We have audited the financial statements on pages 19 to 76 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

**Respective responsibilities of directors and auditors**
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of The Companies Act of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

**Basis of opinion**
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**Deloitte Touche Tohmatsu**
Hong Kong
24 October 2003

# Consolidated Income Statement
# 綜合損益表

For the year ended 30 June 2003
截至二零零三年六月三十日止年度

| | | Notes 附註 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 (restated) (重列) |
|---|---|---|---|---|
| 營業額 | Turnover | 4 | **1,851,848** | 1,633,388 |
| 直接經營成本 | Direct operating expenses | | **(936,231)** | (840,396) |
| 溢利總額 | Gross profit | | **915,617** | 792,992 |
| 出售電子商貿項目權益之收益 | Gain on disposal of interest in e-commerce projects | | **33,723** | 26,213 |
| 其他經營收入 | Other operating income | 5 | **42,949** | 31,001 |
| 分銷成本 | Distribution costs | | **(54,250)** | (47,184) |
| 一般及行政支出 | General and administrative expenses | | **(133,975)** | (151,563) |
| 折舊及攤銷 | Depreciation and amortisation | | **(402,389)** | (399,680) |
| 研究及開發 | Research and development | | **(6,790)** | (14,763) |
| 就電子商貿項目權益所確認之減值虧損 | Impairment losses recognised for interest in e-commerce projects | | **(91,661)** | – |
| 就電訊項目權益所確認之減值虧損 | Impairment losses recognised for interest in telecommunications projects | | **(34,974)** | – |
| 已確認之精算虧損 | Actuarial losses recognised | | **–** | (66,472) |
| 其他經營支出 | Other operating expenses | 6 | **–** | (7,053) |
| 經營溢利 | Profit from operations | 7 | **268,250** | 163,491 |
| 出售附屬公司之虧損 | Loss on disposal of subsidiaries | | **(752)** | – |
| 財務成本 | Finance costs | 8 | **(27,335)** | (31,071) |
| 除稅前溢利 | Profit before taxation | | **240,163** | 132,420 |
| 稅項 | Taxation | 9 | **(1,429)** | (427) |
| 未計少數股東權益之溢利 | Profit before minority interests | | **238,734** | 131,993 |
| 少數股東權益 | Minority interests | | **(47,487)** | 1,047 |
| 本年度純利 | Net profit for the year | | **191,247** | 133,040 |
| 股息 | Dividends | 10 | **27,604** | 23,379 |
| 每股盈利 | Earnings per share | 11 | | |
| –基本 | – Basic | | **31.44 cents港仙** | 25.06 cents港仙 |
| –經攤薄 | – Diluted | | **29.41 cents港仙** | 24.76 cents港仙 |

# Consolidated Balance Sheet
# 綜合資產負債表

At 30 June 2003
於二零零三年六月三十日

| | | Notes 附註 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 (restated) (重列) |
|---|---|---|---|---|
| 非流動資產 | Non-current assets | | | |
| 物業、廠房及設備 | Property, plant and equipment | 12 | **93,670** | 158,909 |
| 系統及網絡 | Systems and networks | 13 | **1,262,865** | 769,035 |
| 電子商貿項目權益 | Interest in e-commerce projects | 15 | **390,499** | 631,036 |
| 電訊項目權益 | Interest in telecommunications projects | 16 | **360,202** | 483,214 |
| 證券投資 | Investments in securities | 17 | **194,633** | 126,958 |
| 於聯營公司之權益 | Interest in an associate | 18 | **46,500** | 46,500 |
| 按金 | Deposits | 19 | **396,240** | 540,093 |
| | | | **2,744,609** | 2,755,745 |
| 流動資產 | Current assets | | | |
| 存貨 | Inventories | 20 | **35,214** | 49,736 |
| 應收貿易及其他賬款 | Trade and other receivables | 21 | **911,836** | 509,328 |
| 應收聯營公司款項 | Amount due from an associate | | **14,200** | – |
| 可收回稅項 | Taxation recoverable | | **1,034** | 1,057 |
| 證券投資 | Investments in securities | 17 | **–** | 2 |
| 存款、銀行結存及現金 | Deposits, bank balances and cash | 22 | **573,142** | 626,001 |
| | | | **1,535,426** | 1,186,124 |
| 流動負債 | Current liabilities | | | |
| 應付貿易及其他賬款 | Trade and other payables | 23 | **108,517** | 117,680 |
| 保養撥備 | Warranty provision | 24 | **2,058** | 1,959 |
| 退休福利承擔 | Retirement benefits obligations | | **78,114** | 71,879 |
| 客戶按金 | Customers' deposits | | **23,374** | 24,391 |
| 應付稅項 | Taxation payable | | **46** | 238 |
| 銀行借貸－於一年內到期 | Bank borrowings – amount due within one year | 25 | **322,384** | 323,164 |
| 其他借貸－於一年內到期 | Other borrowings – amount due within one year | 26 | **8,191** | 11,481 |
| 融資租賃承擔－於一年內到期 | Obligations under finance leases – amount due within one year | 27 | **519** | 908 |
| | | | **543,203** | 551,700 |
| 流動資產淨值 | Net current assets | | **992,223** | 634,424 |
| 資產總值減流動負債 | Total assets less current liabilities | | **3,736,832** | 3,390,169 |
| 少數股東權益 | Minority interests | | **301,144** | 256,685 |

| | | Notes 附註 | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元<br>(restated)<br>（重列） |
|---|---|---|---|---|
| 非流動負債 | Non-current liabilities | | | |
| 銀行借貸－於一年後到期 | Bank borrowings – amount due after one year | 25 | **167,907** | 109,661 |
| 其他借貸－於一年後到期 | Other borrowings – amount due after one year | 26 | **13,605** | 18,574 |
| 融資租賃承擔－於一年後到期 | Obligations under finance leases – amount due after one year | 27 | **334** | 759 |
| 可換股債券 | Convertible bonds | 28 | **42,888** | 62,386 |
| 遞延稅項 | Deferred taxation | 29 | **190** | 40 |
| | | | **224,924** | 191,420 |
| 資產淨值 | Net assets | | **3,210,764** | 2,942,064 |
| 股本及儲備 | Capital and reserves | | | |
| 股本 | Share capital | 30 | **66,430** | 56,978 |
| 儲備 | Reserves | 32 | **3,144,334** | 2,885,086 |
| 股東資金 | Shareholders' funds | | **3,210,764** | 2,942,064 |

第19至第76頁所載之財政報告已於二零零三年十月二十四日由董事會批核及由下列董事代表簽署：

The financial statements on pages 19 to 76 were approved and authorised for issue by the Board of Directors on 24 October 2003 and are signed on its behalf by:

**Paul KAN Man Lok**
**簡文樂**
*Director*
*董事*

**Leo KAN Kin Leung**
**簡堅良**
*Director*
*董事*

# Balance Sheet
# 資產負債表
At 30 June 2003
於二零零三年六月三十日

| | | Notes 附註 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|---|
| 非流動資產 | Non-current assets | | | |
| 附屬公司之投資 | Investments in subsidiaries | 14 | **206,906** | 206,906 |
| 證券投資 | Investments in securities | 17 | **186,960** | 118,560 |
| 於聯營公司之權益 | Interest in an associate | 18 | **330,500** | 330,500 |
| 按金 | Deposits | 19 | **117,000** | 111,425 |
| | | | **841,366** | 767,391 |
| 流動資產 | Current assets | | | |
| 其他應收賬款 | Other receivables | | **450** | 837 |
| 應收附屬公司款項 | Amounts due from subsidiaries | | **1,423,799** | 1,370,590 |
| 應收聯營公司款項 | Amount due from an associate | | **14,200** | – |
| 存款、銀行結存及現金 | Deposits, bank balances and cash | 22 | **2,968** | 46,459 |
| | | | **1,441,417** | 1,417,886 |
| 流動負債 | Current liabilities | | | |
| 其他應付賬款 | Other payables | | **26,994** | 2,760 |
| 應付附屬公司款項 | Amounts due to subsidiaries | | **25,428** | 28,420 |
| 銀行借貸－於一年內到期 | Bank borrowings – amount due within one year | 25 | **–** | 53,333 |
| | | | **52,422** | 84,513 |
| 流動資產淨值 | Net current assets | | **1,388,995** | 1,333,373 |
| 資產總值減流動負債 | Total assets less current liabilities | | **2,230,361** | 2,100,764 |
| 非流動負債 | Non-current liabilities | | | |
| 銀行借貸－於一年後到期 | Bank borrowings – amount due after one year | 25 | **160,000** | 106,667 |
| 可換股債券 | Convertible bonds | 28 | **42,888** | 62,386 |
| | | | **202,888** | 169,053 |
| 資產淨值 | Net assets | | **2,027,473** | 1,931,711 |
| 股本及儲備 | Capital and reserves | | | |
| 股本 | Share capital | 30 | **66,430** | 56,978 |
| 儲備 | Reserves | 32 | **1,961,043** | 1,874,733 |
| 股東資金 | Shareholders' funds | | **2,027,473** | 1,931,711 |

**Paul KAN Man Lok**
**簡文樂**
*Director*
*董事*

**Leo KAN Kin Leung**
**簡堅良**
*Director*
*董事*

# Consolidated Statement of Changes in Equity
# 綜合股東權益變動表

For the year ended 30 June 2003
截至二零零三年六月三十日止年度

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| 年初 | At beginning of the year | | |
| 一原本呈列 | – as originally stated | **2,983,035** | 2,585,068 |
| 一以往期間調整(附註2) | – prior period adjustment (note 2) | **(40,971)** | (3,176) |
| 一重列 | – as restated | **2,942,064** | 2,581,892 |
| 因海外業務之幣值換算所產生而尚未於綜合損益表確認之匯兑差額 | Exchange difference arising on translation of operation outside Hong Kong not recognised in the consolidated income statement | **(4,015)** | 1,458 |
| 因下列原因而發行股份所產生之溢價 | Premium arising from issue of shares | | |
| 一收購證券投資 | – on acquisition of an investment in securities | **62,700** | – |
| 一兑換可換股債券 | – on conversion of convertible bonds | **17,460** | – |
| 一分派以股代息 | – on distribution of scrip dividend | **11,815** | 1,019 |
| 一行使認股權證 | – on exercise of warrants | **4,618** | 22,640 |
| 發行股份 | Issue of shares | | |
| 一就收購證券投資 | – on acquisition of an investment in securities | **5,700** | 118,560 |
| 一就兑換可換股債券 | – on conversion of convertible bonds | **2,038** | – |
| 一就行使認股權證 | – on exercise of warrants | **434** | 100,095 |
| 一就紅利認股權證 | – on bonus warrants | **–** | 21 |
| 一就分派以股代息 | – on distribution of scrip dividends | **(11,815)** | (1,019) |
| 本年度純利 | Net profit for the year | **191,247** | 133,040 |
| 已付股息 | Dividends paid | **(11,482)** | (15,642) |
| 削減股本 | Capital reduction | **–** | (1,366,003) |
| 削減股本所產生之儲備 | Reserve arising from capital reduction | **–** | 1,366,003 |
| 年結 | At end of the year | **3,210,764** | 2,942,064 |

# Consolidated Cash Flow Statement
# 綜合現金流動表

For the year ended 30 June 2003
截至二零零三年六月三十日止年度

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元<br>(restated)<br>(重列) |
|---|---|---|---|
| 經營業務之現金流量 | Cash flows from operating activities | | |
| 除税前溢利 | Profit before taxation | **240,163** | 132,420 |
| 調整： | Adjustments for: | | |
| 物業、廠房及設備折舊 | Depreciation of property, plant and equipment | **77,678** | 85,971 |
| 系統及網絡攤銷 | Amortisation of systems and networks | **128,015** | 39,520 |
| 電子商貿項目投資攤銷 | Amortisation of investments in e-commerce projects | **142,289** | 170,778 |
| 電訊項目投資攤銷 | Amortisation of investments in telecommunications projects | **54,407** | 103,411 |
| 就證券投資所確認之減值虧損 | Impairment losses recognised for investments in securities | **2** | 3,887 |
| 就電子商貿項目權益所確認之減值虧損 | Impairment losses recognised for interest in e-commerce projects | **91,661** | – |
| 就電訊項目權益所確認之減值虧損 | Impairment losses recognised for interest in telecommunications projects | **34,974** | – |
| 出售物業、廠房及設備之虧損 | Loss on disposal of property, plant and equipment | **2** | 185 |
| 其他應收款項撥備 | Allowance for other receivables | **–** | 1,051 |
| 銀行及其他借款之利息 | Interest on bank and other borrowings | **27,125** | 28,277 |
| 融資租賃之財務費用 | Finance charges on finance leases | **210** | 324 |
| 可換股債券發行費用 | Issue costs of convertible bonds | **–** | 2,470 |
| 利息收入 | Interest income | **(11,923)** | (13,108) |
| 出售電子商貿項目權益之收益 | Gain on disposal of interest in e-commerce projects | **(33,723)** | (26,213) |
| 證券投資之股息收入 | Dividend income from investments in securities | **(8,344)** | (1,346) |
| 出售附屬公司之虧損 | Loss on disposal of subsidiaries | **752** | – |
| 已確認之精算虧損 | Actuarial losses recognised | **–** | 66,472 |
| 撇銷電訊項目及系統與網絡權益 | Interest in telecommunications projects and systems and networks written off | **–** | 2,379 |
| 撇銷按金 | Deposits written off | **–** | 9 |
| 匯率變動對公司內結餘之影響 | Effect of foreign exchange rate changes on inter-company balances | **(1,030)** | 1,192 |
| 營運資金變動前之經營現金流量 | Operating cash flows before movements in working capital | **742,258** | 597,679 |
| 存貨減少 | Decrease in inventories | **18,459** | 10,844 |
| 貿易及其他應收款項增加 | Increase in trade and other receivables | **(353,284)** | (74,847) |
| 應收一家聯營公司款項增加 | Increase in amount due from an associate | **(14,200)** | – |
| 貿易及其他應付款項增加(減少) | Increase (decrease) in trade and other payables | **23,272** | (42,392) |
| 保養撥備(減少)增加 | (Decrease) increase in warranty provision | **(144)** | 73 |
| 客戶按金(減少)增加 | (Decrease) increase in customers' deposits | **(1,017)** | 20,174 |
| 營運產生之現金淨額 | Cash generated from operations | **415,344** | 511,531 |
| 已繳納香港利得税 | Hong Kong Profits Tax paid | **(498)** | (927) |
| 已繳納其他司法地區税項 | Taxation in other jurisdictions paid | **(964)** | (500) |
| 經營業務所得之現金淨額 | Net cash from operating activities | **413,882** | 510,104 |

| | | Notes 附註 | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元<br>(restated)<br>(重列) |
|---|---|---|---|---|
| 投資活動之現金流量 | Cash flows from investing activities | | | |
| 系統及網絡項目、電訊項目及互聯網業務之已付按金 | Deposits paid in connection with projects relating to systems and networks, telecommunications projects and internet operations | | **(396,240)** | (461,198) |
| 系統及網絡費用 | Payments for systems and networks | | **(212,552)** | (73,644) |
| 購置物業、廠房及設備 | Purchase of property, plant and equipment | | **(6,216)** | (11,492) |
| 退回系統及網絡項目、電訊項目及互聯網業務之已付按金 | Refund of deposits paid in connection with projects relating to systems and networks, telecommunications projects and internet operations | | **130,800** | – |
| 已收利息 | Interest received | | **11,923** | 13,108 |
| 出售物業、廠房及設備之所得款項 | Proceeds from disposal of property, plant and equipment | | **247** | 168 |
| 出售電子商貿項目之所得款項 | Proceeds from disposal of e-commence projects | | **195** | – |
| 出售附屬公司 | Disposal of subsidiaries | 33 | **156** | – |
| 電訊項目投資之費用 | Payments for investments in telecommunications projects | | **–** | (70,363) |
| 購入證券投資 | Purchase of investments in securities | | **–** | (725) |
| 已收股息 | Dividend received | | **–** | 1,346 |
| 投資活動所耗現金淨額 | Net cash used in investing activities | | **(471,687)** | (602,800) |
| 融資活動之現金流量 | Cash flows from financing activities | | | |
| 新籌措之貸款 | New loans raised | | **101,990** | – |
| 信託收據及進口貸款所得現金淨額 | Net cash inflow from trust receipts and import loans | | **8,111** | 27,405 |
| 新籌措之大宗折扣貸款 | New block discounting loans raised | | **6,380** | 9,922 |
| 發行股份所得款項 | Proceeds from issue of shares | | **5,052** | 122,756 |
| 已付利息 | Interest paid | | **(27,125)** | (28,277) |
| 償還借貸 | Repayment of borrowings | | **(17,751)** | (39,236) |
| 已付股息 | Dividends paid | | **(11,482)** | (15,642) |
| 償還融資租賃承擔 | Repayment of obligations under finance leases | | **(1,037)** | (2,415) |
| 融資租賃之財務費用 | Finance charges on finance leases | | **(210)** | (324) |
| 發行可換股債券所收現金淨額(已扣除2,470,000港元之發行費用) | Net cash receipt from issue of convertible bonds (net of issue costs of HK$2,470,000) | | **–** | 59,916 |
| 融資所得現金淨額 | Net cash from financing activities | | **63,928** | 134,105 |
| 現金及現金等額之增加淨額 | Net increase in cash and cash equivalents | | **6,123** | 41,409 |
| 年初現金及現金等額 | Cash and cash equivalents at beginning of the year | | **490,374** | 454,426 |
| 匯率變動之影響 | Effect on foreign exchange rate changes | | **(6,552)** | (5,461) |
| 年結現金及現金等額 | Cash and cash equivalents at end of the year | 35 | **489,945** | 490,374 |

1. **簡介**

本公司原於開曼群島註冊成立，惟其後已再遷冊往百慕達，其股份在香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司。其附屬公司（本公司及其附屬公司在下文統稱「本集團」）主要從事銷售一般系統產品、提供服務及軟件持許權、租賃系統產品與及投資電訊網絡及電子商貿項目。

1. **GENERAL**

The Company was originally incorporated in the Cayman Islands but subsequently re-domiciled to Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. Its subsidiaries (the Company and its subsidiaries are hereinafter collectively referred to as the "Group") are principally engaged in sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects.

2. **採納全新及經修訂會計實務準則**

於本年度，本集團已首次採納香港會計師公會所頒佈之全新及經修訂會計實務準則（「會計實務準則」）。採納此等會計實務準則導致綜合現金流動表之呈列方式有所轉變及引入綜合股東權益變動表。

2. **ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

*In the current year, the Group has adopted for the first time a number of* new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the consolidated cash flow statement and the introduction of the consolidated statement of changes in equity.

**外幣**

會計實務準則第11號（經修訂）「外幣換算」導致不可再選擇按期內收盤匯率換算香港以外地區附屬公司之損益表，而此為本集團以往所依循之方法。該等損益表現時須按平均匯率換算。此項會計政策變動對本會計期間或以往會計期間之業績並無構成任何重大影響。

**Foreign currencies**

SSAP 11 (Revised) "Foreign currency translation" has eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the period which was previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

**現金流動表**

於本年度，本集團已採納會計實務準則第15號（經修訂）「現金流動表」。根據會計實務準則第15號（經修訂），現金流量歸類為三個項目——經營業務、投資及融資，而以往則歸類為五個項目。已收及已付利息及股息以往以獨立項目呈列，現則分別歸類為經營業務、投資及融資現金流量。收入稅項所產生之現金流量歸類為經營業務，惟除非該等現金流量可個別認定為投資或融資活動則作別論。

**Cash flow statements**

In the current year, the Group has adopted SSAP 15 (Revised) "Cash flow statements". Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends received and paid, which were previously presented under a separate heading, are classified as operating, investing and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

**僱員福利**

於本年度，本集團已採納會計實務準則第34號「僱員福利」，該準則引入僱員福利（包括退休福利計劃）之衡量規則。實行會計實務準則第34號之主要影響在於確認本集團定額福利公積金計劃之成本。於過往期間，根據本集團公積金計劃提供公積金之預期成本乃於僱員服務期間按可供公積金之薪金之等同百分比自損益表扣除。

根據會計實務準則第34號，根據本集團定額退休福利計劃提供退休福利之成本乃使用預計單位貸記法釐定，並每年進行精算估值。精算收益及虧損如超出本集團公積金承擔之現值及計劃資產之公平價值（以較高者為準）10%，則會按參與計劃之僱員之預期餘下服務年期予以攤銷。過往之服務成本乃即時確認，惟以經已歸屬之福利為限。

**Employee benefits**

In the current year, the Group has adopted SSAP 34 "Employee benefits", which introduces measurement rules for employee benefits, including retirement benefit schemes. The principal effect of the implementation of SSAP 34 is in connection with the recognition of costs for the Group's defined benefit pension scheme. In prior periods, the expected costs of providing pensions under the Group's pension scheme are charged to the income statement over the periods benefiting from the services of employees at a level percentage of pensionable salary.

Under SSAP 34, the cost of providing retirement benefits under the Group's defined benefit retirement benefit plan is determined using the projected unit credit method, with actuarial valuation being carried out annually. Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's pension obligations and fair value of plan assets are amortised over the expected average remaining working lives of the employees participating in the plan. Past service cost is recognised immediately to the extent that the benefits are already vested.

## 2. 採納全新及經修訂會計實務準則 — 續

**僱員福利 — 續**

基於上述變動，本集團已於會計實務準則第34號之採納日期釐定其定額福利計劃之過渡性負債為71,879,000港元（其中66,306,000港元於上年度產生），並高於同日以早前會計政策確認之負債。此金額已即時予以確認，並已計及少數股東權益之影響，以及分別對累計溢利之期初餘額及於二零零二年七月一日之匯兌儲備作出約40,706,000港元及265,000港元之調整。此項政策變動導致截至二零零二年六月三十日止年度之純利減少37,530,000港元。

## 2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE – Continued

**Employee benefits** – Continued

As a result of the changes described above, the Group has determined that the transitional liability for its defined benefit plan at the date of adoption of SSAP 34 was HK$71,879,000 (of which HK$66,306,000 arose in prior year) more than the liability that would have been recognised at the same date using the previous accounting policy. This amount has been recognised immediately, taking into account of the effect of minority interests, with adjustment of approximately HK$40,706,000 and HK$265,000 to the opening balances of accumulated profits and translation reserve at 1 July 2002 respectively. The change in policy has resulted in a decrease in the net profit for the year ended 30 June 2002 of HK$37,530,000.

## 3. 主要會計政策

財政報告乃根據歷史成本慣例及香港普遍接納之會計原則而編製。所採用之主要會計政策如下：

**綜合基準**

綜合財政報告包括本公司及其附屬公司截至每年六月三十日止之財政報告。

年內收購之附屬公司之業績由收購生效日期起計入綜合損益表，至於出售之附屬公司則結算至出售生效日期止。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

**商譽**

商譽乃指收購成本高於本集團於收購日期於附屬公司或聯營公司之可認定資產及負債之公平價值之權益之數額。

於二零零一年七月一日前進行收購所產生之商譽繼續持於儲備，並於出售有關附屬公司或聯營公司時，或釐定商譽出現減值當時自損益表扣除。

於二零零一年七月一日後進行收購所產生之商譽乃撥充資本，並於其可用經濟年期予以攤銷。收購聯營公司所產生之商譽乃納入聯營公司之賬面值。收購附屬公司所產生之商譽乃另行於資產負債表內獨立呈列。

**負商譽**

負商譽乃指本集團於收購日期於附屬公司或聯營公司之可認定資產及負債之公平價值之權益高於收購成本之數額。

於二零零一年七月一日前進行收購所產生之負商譽繼續持於儲備，並於出售有關附屬公司或聯營公司時計入損益表。

## 3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30 June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from or up to their effective dates of acquisition or disposal respectively.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

**Goodwill**

Goodwill represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 July 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1 July 2001 is capitalised and amortised on a straight line basis over its estimated economic useful life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

**Negative goodwill**

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1 July 2001 continues to be held in reserves, and will be credited to income statement at the time of disposal of the relevant subsidiary or associate.

3. 主要會計政策－續

**負商譽**－續

於二零零一年七月一日後進行收購聯營公司所產生之負商譽乃自該聯營公司之賬面值中扣減。於二零零一年七月一日後進行收購聯營公司所產生之負商譽於資產負債表內獨立呈列作資產扣減。負商譽乃按產生結餘之情況分析撥回至收入。倘負商譽乃因收購日期之預計虧損或開支而產生，則負商譽會於有關虧損或開支產生時撥回至收入。餘下負商譽乃按直線法於所購可認定之可折舊資產之尚餘可用年期確認作收入。倘負商譽高於收購可認定非貨幣資產之總公平價值，則會即時確認為收入。

**收入之確認**

貨物銷售乃於貨物遞送及擁有權轉移時確認。

服務收入乃於提供服務時確認。

源自特許權之收入於有關之特許權協議正式訂立後確認。

就本集團已訂約據此於項目期間收取預定最低金額之若干電子商貿及電訊項目而言，其收入乃於會計期間分配，以便於該等電子商貿項目之投資淨值反映固定之定期回報率。其他電子商貿及電訊項目之收入乃於本集團收取分派之權利獲得確立時予以確認。

租金收入（包括來自經營租賃持有之預收租金）乃根據直線法在有關租賃年期內確認。

利息收入乃根據所存放之本金按存放時間以適用利率累計。

證券投資收入乃於本集團收取款項之權利獲確定時入賬。

**物業、廠房及設備**

物業、廠房及設備乃按成本減除折舊及攤銷及任何累計減值虧損後列賬。

本集團設立電訊網絡所涉及之成本包括物業及設備、內部發展及收購軟件、法律團體費用及購入所需特許權等。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

**Negative goodwill** – Continued

Negative goodwill arising on the acquisition of an associate after 1 July 2001 is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries after 1 July 2001 is presented separately in the balance sheet as a deduction from assets. Negative goodwill is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

**Revenue recognition**

Sales of goods are recognised when goods are delivered and title has been passed.

Service income is recognised when the services are rendered.

Income from licensing is recognised when the relevant licensing agreements are formally concluded.

Income from certain e-commerce and telecommunications projects where the Group is contracted to receive a pre-determined minimum sum over the period of the projects is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment in these e-commerce and telecommunications projects. Income from other e-commerce and telecommunications projects are recognised when the Group's right to receive the distributions has been established.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the term of the relevant lease.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from investments in securities is recognised when the Group's right to receive payment has been established.

**Property, plant and equipment**

Property, plant and equipment are stated at cost less depreciation and amortisation and any accumulated impairment losses.

Costs incurred by the Group in establishing its telecommunications networks include, among other things, property and equipment, internally developed and acquired software, legal organisation costs and the acquisition of required licenses.

3. 主要會計政策－續

**物業、廠房及設備－續**

其他物業、廠房及設備之成本值在考慮其預計剩餘價值後，以直線法折舊及攤銷，按其估計可用年期予以撇銷，每年之折舊率如下：

| | |
|---|---|
| 永久業權土地 | 無 |
| 契約持有之土地 | 按契約之尚餘年期或五十年，以較短者為準 |
| 樓宇 | 2-5% |
| 廠房、機器及電訊網絡 | 10-50% |
| 傢俬及裝置 | 20%-33⅓% |
| 汽車 | 25% |

廠房、機器及電訊網絡在投入商業用途之前均不計算折舊。倘已完成或研製中之個別電訊網絡在技術上已過時又或商業上不再可行，則電訊網絡之賬面值即在損益表內撇銷。

按融資租賃持有之資產乃按其可使用年期或按租賃年期（倘後者期間較短）以和自置資產相同之基準計算折舊。

於資產出售或報銷時之收益或虧損乃按出售款項與資產之面值之差額釐定，並於損益表內予以確認。

**減值**

於各結算日，本集團會審閱其資產之賬面值，以釐定是否有任何情況顯示該等資產已出現減值虧損。倘估計資產之可收回數額少於其賬面值，則資產之賬面值將會減少至其可收回收額。減值虧損乃即時確認作開支。

倘其後撥回減值虧損，則資產之賬面值會調高至重新估計之可收回數額，以使所增加之賬面值不會高於倘以往年度並無就資產確認減值虧損而原應釐定之賬面值。所撥回之減值虧損乃即時確認作收入。

**租賃**

凡租賃條款規定將擁有租賃資產之所有風險及報酬大部分轉移至本集團之租賃，均列為融資租賃。根據融資租賃持有之資產，概按於收購日期之公平價值撥作資本。欠下出租人之相應債務（已扣除利息）列為本集團之融資租賃承擔載入資產負債表。融資費用（即租賃承擔總額與所收購資產之公平價值兩者間之差額）乃按各項租賃之年期，自損益表扣除，以設定餘下租賃承擔於各會計期間之固定定期收費額。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

**Property, plant and equipment** – Continued

Depreciation and amortisation to write off the cost of property, plant and equipment over their estimated useful lives after taking into account their estimated residue value, using the straight line method, at the following rates per annum:

| | |
|---|---|
| Freehold land | Nil |
| Leasehold land | Over the shorter of the remaining unexpired terms of the relevant leases or 50 years |
| Buildings | 2-5% |
| Plant and machinery and telecommunications networks | 10-50% |
| Furniture and fixtures | 20% – 33⅓% |
| Motor vehicles | 25% |

Plant and machinery and telecommunications networks are not depreciated until they are put into commercial use. Should the individual telecommunications network, completed or under development, become technologically obsolete or commercially not viable, the carrying value of the telecommunications network will be written off immediately to the income statement.

Assets held under finance leases are depreciated on the same basis as owned assets over their estimated useful lives or, where shorter, the terms of the leases.

The gain or loss arising on disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

**Impairment**

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

**Leases**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the leased assets to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation of the Group. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the respective leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

3. 主要會計政策－續

**租賃－續**

所有其他租賃均列為經營租賃，其應付之租金以直線法按租賃年期自損益表扣除。

**系統及網絡**

系統及網絡乃按成本值減攤銷及任何累計減值虧損列賬。

系統及網絡為集團設立系統及網絡時所產生之所有直接成本，包括設備成本、開發成本及外判工作費用。該等資產僅於滿足下列條件時方會確認：

－ 所設立之資產為可以辨認（如軟件及新程序）；

－ 資產於日後可取得經濟利益；及

－ 能可靠計算資產之開發成本。

未能滿足上述條件之開發成本於產生期間確認為支出。能滿足上述條件之系統及網絡以直線法按其估計可使用年期（最多為五年）予以攤銷。倘系統及網絡之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。

**電子商貿項目之投資**

電子商貿項目之投資乃按成本值減攤銷及任何累計減值虧損列賬。

電子商貿項目投資指本集團就有關互聯網業務項目所產生之投資成本，而本集團根據各個項目收入淨額之協定百分比或固定期間之預定回報收取有關該等項目之分派。就設有預定保證回報之項目而言，每年之應收款項乃分配至收入及投資賬面值減幅，以便於該等電子商貿項目之投資淨值反映固定之定期回報率。其他項目之投資成本以直線法按個別項目由開始營業日期起計之估計可用年期（最多為五年）予以撇銷。倘上述投資之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。倘若該等投資之估計可收回金額低於其賬面值，則該等投資之賬面值於被認為可收回之前提下，會即時撇銷至損益表。

**附屬公司之投資**

附屬公司之投資乃按成本值或賬面值減任何經認定減值虧損後納入本公司之資產負債表內。本公司於年內之已收及應收股息確認為附屬公司之業績。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

**Leases** – Continued

All other leases are classified as operating leases and their rentals payable are charged to the income statement on a straight line basis over the term of the relevant lease.

**Systems and networks**

Systems and networks are stated at cost less amortisation and any accumulated impairment losses.

Systems and networks represent all direct costs incurred by the Group in setting up systems and networks, including the cost of equipment, development cost and subcontracting expenditure. Such assets are recognised only if all of the following conditions are met:

– an asset is created that can be identified (such as software and new processes);

– it is probable that the asset created will generate future economic benefits; and

– the development cost of the asset can be measured reliably.

Development cost that cannot fulfil the above conditions is recognised as an expense in the period in which it is incurred. Systems and networks that fulfil the above conditions are amortised on a straight line basis over their estimated useful lives, subject to a maximum of five years. Where the recoverable amount of systems and networks has declined below their carrying amount, the carrying amount is reduced to reflect the decline in value.

**Investments in e-commerce projects**

Investments in e-commerce development projects are stated at cost less amortisation and any identified accumulated impairment losses.

Investments in e-commerce projects represent the Group's investment costs incurred on internet-based business projects over which the Group received distributions from these projects based on an agreed percentage of the net revenue of each project or a pre-determined guaranteed return over a fixed period of time. Payments receivables each year for projects with pre-determined return are apportioned between income and reduction of the carrying value of the investments so as to reflect a constant periodic rate of return on the net investment in these e-commerce projects. The investment costs of other projects are written off using the straight line method over the estimated life of the individual project from the date of commencement of commercial operations subject to a maximum of five years. Where the estimated recoverable amount of these investments falls below their carrying amount, the carrying amount of the investments, to the extent that it is considered to be irrecoverable, is written off immediately to the income statement.

**Investments in subsidiaries**

Investments in subsidiaries are included in the balance sheet of the Company at cost or carrying value, less any identified impairment loss. Results in subsidiaries are accounted for by the Company on the basis of dividends received or receivable during the year.

3. 主要會計政策－續

**電訊項目之投資**

電訊項目之投資乃按成本值減攤銷及任何累計減值虧損列賬。

電訊項目投資指本集團就有關電訊項目所產生之投資成本，而本集團根據各個項目收入淨額之協定百分比或固定期間之預期回報收取有關該等項目之分派。就設有預定保證回報之項目而言，每年之應收款項乃分配至收入及投資賬面值減幅，以便於該等電子商貿項目之投資淨值反映固定之定期回報率。其他項目之投資成本以直線法按個別項目由開始營業日期起計之估計可用年期（最多為五年）予以撇銷。倘上述投資之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。倘若該等投資之估計可收回金額低於其賬面值，則該等投資之賬面值於被認為可收回之前提下，會即時撇銷至損益表。

**聯營公司之投資**

聯營公司之業績、資產與負債以權益會計法計入財政報告內。該等權益之賬面值乃予減少以確認個別投資價值中之任何經認定減值虧損。

**證券投資**

證券投資乃以交易日期基準確認及初步以成本值計算。

投資（持至到期日之債務證券除外）乃列作投資證券及其他投資。

投資證券（就既定長期策略目的而持有之證券）乃於日後呈報日期按成本計算，並減去任何減值準備（臨時性質除外）。

其他投資乃按公平價值計算，而未實現之收益及虧損乃計入有關年度之損益淨額。

**專利權**

專利權費用於收購年度之損益表中撇銷。

**存貨**

存貨乃按成本及可變現淨值兩者中之較低者入賬。成本按先入先出法計算。

**可換股債券**

除非可換股債券已獲確實兌換，否則乃視作負債。

因發行可換股債券所引致之費用乃即時自損益表扣除。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

**Investments in telecommunications projects**

Investments in telecommunications projects are stated at cost less amortisation and any identified impairment losses.

Investments in telecommunications projects represent the Group's investment costs incurred on telecommunications projects over which the Group receives distributions from these projects based on an agreed percentage of the net revenue of each project or a pre-determined guaranteed return over a fixed period of time. Payments receivables each year for projects with pre-determined return are apportioned between income and reduction of the carrying value of the investments so as to reflect a constant periodic rate of return on the net investment in these telecommunications projects. The investment costs of other projects are written off using the straight line method over the estimated life of the individual project from the date of commencement of commercial operations subject to a maximum of five years. Where the estimated recoverable amount of these investments, to the extent that it is considered to be irrecoverable, is written off immediately to the income statement.

**Investments in associates**

The results and assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. The carrying amount of such interest is reduced to recognise any identified impairment loss in the value of individual investments.

**Investments in securities**

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the net profit or loss for the year.

**Patents**

The costs of patents are written off to the income statement in the year of acquisition.

**Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

**Convertible bonds**

Convertible bonds are regarded as liabilities unless conversion actually occurs.

The costs incurred in connection with the issue of convertible bonds are charged immediately to the income statement.

3. 主要會計政策－續

**稅項**

稅項支出乃根據本年度業績計算，並已扣除毋須課稅或不獲寬減稅項之項目。由於若干收支項目就稅務方面而入賬之會計年度與在財政報告入賬之會計年度有所不同，因而產生時差。以負債法計算之時差稅務效益在財政報告上列作遞延稅項，惟僅以可於可預見將來實現之負債或資產為限。

**研究及開發費用**

研究費用於支銷之年內列入損益表。開發費用於支銷之年內列入損益表，若該期間內正進行一項重大計劃，且有理由預期開發費用將透過未來之商業活動得以收回，則該等開發費用將由該項計劃之商業活動開始日起遞延或於該計劃之年期內註銷，為期最長五年。

**外幣**

以外幣結算之交易均按交易日期之概約滙率折算。以外幣結算之貨幣資產及負債均按結算日之滙率再折算。匯兑盈虧概撥入損益表中處理。

於編製綜合財政報告時，香港以外地區業務之業績乃以年內之平均匯率換算。香港以外地區業務之資產與負債乃按結算日之適用匯率換算。於綜合賬目時，換算香港以外地區業務所產生之任何差異乃於換算儲備內處理。

**退休福利成本**

向定額供款計劃支付供款於到期日列作支出。

就本集團之定額退休福利計劃而言，提供福利之成本乃以預計單位貸記法釐定，並於各結算日進行精算估值。精算收益及虧損如超出本集團公積金承擔之現值及計劃資產之公平價值（以較高者為準）10%，則會按參與計劃之僱員之預期餘下服務年期予以攤銷。過往之服務成本乃即時確認，惟以經已歸屬之福利為限，否則會於平均期間按直線基準攤銷，直至經修訂之福利收入歸屬為止。

於資產負債表所確認之金額指定額福利承擔之現值，並經就未確認之精算收益及虧損及未確認之過往服務成本作出調整，以及經計劃資產之公平價值扣減。

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

**Taxation**

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

**Research and development costs**

Research costs are charged to the income statement in the year in which they are incurred. Development costs are charged to the income statement in the year in which it is incurred except where a major project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are deferred and written off over the life of the project from the date of commencement of commercial operation subject to a maximum of five years.

**Foreign currencies**

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing the consolidated financial statements, the results of operations outside Hong Kong are translated using the average rates for the year. The assets and liabilities of the operations outside Hong Kong are translated using the rates ruling on the balance sheet date. On consolidation, any differences arising on translation of operations outside Hong Kong are dealt with in the translation reserve.

**Retirement benefit cost**

Payments to defined contribution schemes are charged as expenses as they fall due.

For the Group's defined benefit retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuation being carried out at each balance sheet date. Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's pension obligations and the fair value of scheme assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and as reduced by the fair value of scheme assets.

## 4. 營業額及分類資料

營業額指年內本集團就出售產品及外界向顧客提供服務之已收及應收款項淨額、已收及應收之特許權費用，以及已收及應收源自本集團於電訊及電子商貿項目之投資分派。

### (a) 業務分類

為方便管理，本集團之業務現分為四項主要經營業務－銷售一般系統產品、提供服務及軟件特許權、租賃系統產品及電訊網絡與電子商貿項目之投資。此等業務乃本集團主要分類資料之報告基準。

## 4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers, licensing fees received and receivable and distributions received and receivable from the Group's investments in telecommunications and e-commerce projects during the year.

### (a) Business segments

For management purposes, the Group is currently organised into five main operating business – sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

| | | Sales of general systems products 銷售一般系統產品 HK$'000 千港元 | Provision of services and software licensing 提供服務及軟件特許權 HK$'000 千港元 | Leasing of systems products 租賃系統產品 HK$'000 千港元 | Investments in telecommunications networks and projects 電訊網絡及項目之投資 HK$'000 千港元 | Investments in e-commerce projects 電子商貿項目之投資 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|
| **截至二零零三年六月三十日止年度** | **Year ended 30 June 2003** | | | | | | |
| **營業額** | TURNOVER | | | | | | |
| 對外銷售總收入 | External and total revenue | 1,130,258 | 481,368 | 17,609 | 149,806 | 72,807 | 1,851,848 |
| **業績** | RESULTS | | | | | | |
| 分類業績 | Segment result | 100,437 | 211,379 | 11,084 | 47,481 | (115,756) | 254,625 |
| 股息收入 | Dividend income | | | | | | 8,344 |
| 利息收入 | Interest income | | | | | | 11,923 |
| 未分配公司開支 | Unallocated corporate expenses | | | | | | (6,642) |
| 經營溢利 | Profit from operations | | | | | | 268,250 |
| 出售附屬公司虧損 | Loss on disposal of subsidiaries | | | | | | (752) |
| 財務成本 | Finance costs | | | | | | (27,335) |
| 除稅前溢利 | Profit before taxation | | | | | | 240,163 |
| 稅項 | Taxation | | | | | | (1,429) |
| 未計少數股東權益之溢利 | Profit before minority interests | | | | | | 238,734 |
| 少數股東權益 | Minority interests | | | | | | (47,487) |
| 本年度純利 | Net profit for the year | | | | | | 191,247 |
| 於二零零三年六月三十日 | As at 30 June 2003 | | | | | | |
| **資產** | ASSETS | | | | | | |
| 分類資產 | Segment assets | 1,281,390 | 1,109,643 | 13,038 | 541,206 | 489,581 | 3,434,858 |
| 於聯營公司之權益 | Interest in an associate | | | | | | 46,500 |
| 證券投資 | Investments in securities | | | | | | 194,633 |
| 未分配公司資產 | Unallocated corporate assets | | | | | | 604,044 |
| 綜合總資產 | Consolidated total assets | | | | | | 4,280,035 |
| **負債** | LIABILITIES | | | | | | |
| 分類負債 | Segment liabilities | 117,344 | 39,610 | 11,865 | 28,034 | 9,360 | 206,213 |
| 未分配公司負債 | Unallocated corporate liabilities | | | | | | 561,914 |
| 綜合總負債 | Consolidated total liabilities | | | | | | 768,127 |
| **其他資料** | OTHER INFORMATION | | | | | | |
| 物業、廠房及設備之資本添置 | Capital additions of property, plant and equipment | 3,763 | 1,244 | 1,287 | - | - | 6,294 |
| 系統及網絡之資本添置 | Capital additions of systems and networks | - | 212,552 | - | - | - | 212,552 |
| 按金之資本添置 | Capital additions of deposits | 240,240 | 39,000 | - | 117,000 | - | 396,240 |
| 折舊及攤銷 | Depreciation and amortisation | 21,792 | 177,914 | 5,986 | 54,408 | 142,289 | 402,389 |
| 就電子商貿項目權益確認之減值虧損 | Impairment losses recognised for interest in e-commerce projects | - | - | - | - | 91,661 | 91,661 |
| 就電訊項目權益確認之減值虧損 | Impairment losses recognised for interest in telecommunications projects | - | - | - | 34,974 | - | 34,974 |
| 出售電子商貿項目權益之收益 | Gain on disposal of interest in e-commerce projects | - | - | - | - | 33,723 | 33,723 |
| 出售物業、廠房及設備之虧損(收益) | Loss (gain) on disposal of property, plant and equipment | (2) | 4 | - | - | - | 2 |

4. 營業額及分類資料－續
(a) 業務分類－續

4. TURNOVER AND SEGMENT INFORMATION – Continued
**(a) Business segments** – Continued

| | | Sales of general systems products 銷售一般系統產品 HK$'000 千港元 | Provision of services and software licensing 提供服務及軟件特許權 HK$'000 千港元 | Leasing of systems products 租賃系統產品 HK$'000 千港元 | Investments in tele-communications networks and projects 電訊網絡及項目之投資 HK$'000 千港元 | Investments in e-commerce projects 電子商貿項目之投資 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 (restated) (重列) |
|---|---|---|---|---|---|---|---|
| 截至二零零二年六月三十日止年度 | Year ended 30 June 2002 | | | | | | |
| **營業額** | TURNOVER | | | | | | |
| 對外銷售總收入 | *External and total revenue* | 1,063,299 | 328,984 | 41,867 | 137,950 | 61,288 | 1,633,388 |
| **業績** | RESULTS | | | | | | |
| 分類業績 | Segment result | 104,863 | 150,778 | (20,002) | 43,165 | (88,374) | 190,430 |
| 股息收入 | Dividend income | | | | | | 1,346 |
| 利息收入 | Interest income | | | | | | 13,108 |
| 未分配公司開支 | Unallocated corporate expenses | | | | | | (41,393) |
| 經營溢利 | Profit from operations | | | | | | 163,491 |
| 財務成本 | Finance costs | | | | | | (31,071) |
| 除稅前溢利 | Profit before taxation | | | | | | 132,420 |
| 稅項 | Taxation | | | | | | (427) |
| 未計少數股東權益之溢利 | Profit before minority interests | | | | | | 131,993 |
| 少數股東權益 | Minority interests | | | | | | 1,047 |
| 本年度純利 | Net profit for the year | | | | | | 133,040 |
| 於二零零二年六月三十日 | As at 30 June 2002 | | | | | | |
| **資產** | ASSETS | | | | | | |
| 分類資產 | Segment assets | 557,033 | 936,929 | 43,345 | 724,817 | 874,762 | 3,136,886 |
| 於聯營公司之權益 | Interest in an associate | | | | | | 46,500 |
| 證券投資 | Investments in securities | | | | | | 126,958 |
| 未分配公司資產 | Unallocated corporate assets | | | | | | 631,525 |
| 綜合總資產 | Consolidated total assets | | | | | | 3,941,869 |
| **負債** | LIABILITIES | | | | | | |
| 分類負債 | *Segment liabilities* | 99,423 | 37,492 | 30,304 | 34,506 | 9,360 | 211,085 |
| 未分配公司負債 | Unallocated corporate liabilities | | | | | | 532,035 |
| 綜合總負債 | Consolidated total liabilities | | | | | | 743,120 |
| **其他資料** | OTHER INFORMATION | | | | | | |
| 物業、廠房及設備之資本添置 | Capital additions of property, plant and equipment | 7,485 | 3,703 | 2,472 | - | - | 13,660 |
| 系統及網絡之資本添置 | Capital additions of systems and networks | 73,625 | 19 | - | - | - | 73,644 |
| 電訊項目之資本添置 | Capital additions of telecommunications projects | - | - | - | 70,363 | - | 70,363 |
| 按金之資本添置 | Capital addition of deposits | 85,250 | 245,148 | - | - | 130,800 | 461,198 |
| 折舊及攤銷 | Depreciation and amortisation | 42,900 | 76,337 | 6,254 | 103,411 | 170,778 | 399,680 |
| 就證券投資確認之減值虧損 | Impairment losses recognised for investments in securities | - | - | - | - | 3,887 | 3,887 |
| 出售電子商貿項目權益之收益 | Gain on disposal of interest in e-commerce projects | - | - | - | - | 26,213 | 26,213 |
| 出售物業、廠房及設備之虧損(收益) | Loss (gain) on disposal of property, plant and equipment | (35) | 11 | 209 | - | - | 185 |

4. 營業額及分類資料－續

(b) 地區分類

(i) 下表載列本集團按地區市場劃分之收入分析(不論貨品／服務之來源地)：

4. TURNOVER AND SEGMENT INFORMATION – Continued

**(b) Geographical segments**

(i) The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/ services:

| | | **Revenue by geographical segment 按地區分類劃分之收入 year ended 30 June 截至六月三十日止年度** | | **Profit from operations 經營溢利 year ended 30 June 截至六月三十日止年度** | |
|---|---|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 中華人民共和國(「中國」),包括香港及澳門 | People's Republic of China (the "PRC") including Hong Kong and Macau | **1,433,733** | 1,298,434 | **206,879** | 203,342 |
| 歐洲 | Europe | **304,642** | 243,881 | **19,812** | (65,217) |
| 其他 | Others | **113,473** | 91,073 | **41,559** | 25,366 |
| 綜合總計 | Consolidated total | **1,851,848** | 1,633,388 | **268,250** | 163,491 |

(ii) 下表載列本集團按地區市場劃分之分類資產賬面值,以及物業、廠房及設備、系統及網絡與及電子商貿及電訊項目權益之資本添置分析：

(ii) The following is an analysis of the carrying amount of segment assets, and capital additions to property, plant and equipment, systems and networks, interest in e-commerce projects and telecommunications projects, analysed by the geographical market to which the assets are located:

| | | **Carrying amount of segment assets 分類資產之賬面值** | | **Capital additions 資本添置** | |
|---|---|---|---|---|---|
| | | **30.6.2003 二零零三年六月三十日 HK$'000 千港元** | 30.6.2002 二零零二年六月三十日 HK$'000 千港元 | **30.6.2003 二零零三年六月三十日 HK$'000 千港元** | 30.6.2002 二零零二年六月三十日 HK$'000 千港元 |
| 中華人民共和國,包括香港及澳門 | People's Republic of China including Hong Kong and Macau | **3,056,802** | 3,005,908 | **212,867** | 537,233 |
| 歐洲 | Europe | **141,293** | 176,862 | **4,581** | 10,338 |
| 其他 | Others | **1,081,940** | 759,099 | **397,638** | 71,294 |
| 綜合總計 | Consolidated total | **4,280,035** | 3,941,869 | **615,086** | 618,865 |

5. 其他經營收入

5. OTHER OPERATING INCOME

| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 下列淨投資收入乃列入其他經營收入內: | Included in other operating income is net investment income as follows: | | |
| 證券投資之股息收入 | Dividend income from investments in securities | **8,344** | 1,346 |
| 就銀行存款及結存所賺取之利息 | Interest earned on bank deposits and balances | **11,923** | 13,108 |

## 6. 其他經營支出 6. OTHER OPERATING EXPENSES

| | | 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 就證券投資所確認之減值虧損 | Impairment losses recognised for investments in securities | – | 3,887 |
| 系統及網絡撇銷 | Systems and networks written off | – | 2,115 |
| 其他應收賬款之撥備 | Allowance for other receivables | – | 1,051 |
| | | – | 7,053 |

## 7. 經營溢利 7. PROFIT FROM OPERATIONS

| | | 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 (restated) (重列) |
|---|---|---|---|
| 經營溢利已扣除： | Profit from operations has been arrived at after charging: | | |
| 董事酬金(附註(i)) | Directors' remuneration (Note (i)) | 13,372 | 26,283 |
| 職工成本(不包括董事酬金) | Staff costs excluding directors' remuneration | 99,610 | 113,736 |
| 已確認之精算虧損 | Actuarial losses recognised | – | 66,472 |
| 退休福利計劃供款(附註(ii)) | Retirement benefit scheme contributions (Note (ii)) | 6,353 | 4,512 |
| 職工成本總額 | Total staff costs | 119,335 | 211,003 |
| 電子商貿項目投資之攤銷 | Amortisation of investments in e-commerce projects | 142,289 | 170,778 |
| 電訊項目投資之攤銷 | Amortisation of investments in telecommunications projects | 54,407 | 103,411 |
| 系統及網絡之攤銷 | Amortisation of systems and networks | 128,015 | 39,520 |
| 折舊： | Depreciation on: | | |
| 自置資產 | Owned assets | 76,532 | 84,976 |
| 融資租賃之資產 | Assets under finance leases | 1,146 | 995 |
| | | 402,389 | 399,680 |
| 核數師酬金 | Auditors' remuneration | 3,034 | 3,745 |
| 已確認存貨之成本 | Cost of inventories recognised | 368,109 | 470,249 |
| 出售物業、廠房及設備之虧損 | Loss on disposal of property, plant and equipment | 2 | 185 |
| 按照經營租賃已付之租賃最低付款額包括： | Minimum lease payments paid under operating leases in respect of: | | |
| 租賃物業 | Rented premises | 5,432 | 5,279 |
| 機器及設備 | Machinery and equipment | 5,451 | 6,191 |
| 及已計入： | and after crediting: | | |
| 租賃廠房及機械及電訊網絡所得之租金收入 | Rental income from leasing of plant and machinery and telecommunications networks | 17,609 | 41,867 |

7. 經營溢利－續
附註：

7. PROFIT FROM OPERATIONS – Continued
Notes:

(i) 有關董事與僱員酬金之資料

**(i) Information regarding directors' and employees' emoluments**

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| **董事** | **Directors** | | |
| 獨立非執行董事之袍金 | Fees to independent non-executive directors | **195** | 145 |
| 執行董事之其他酬金： | Other emoluments to executive directors: | | |
| 薪金及其他福利 | Salaries and other benefits | **4,043** | 4,391 |
| 按工作表現發放之獎金 | Performance related incentive payments | **9,086** | 21,699 |
| 退休福利計劃供款 | Retirement benefit scheme contribution | **48** | 48 |
| | | **13,372** | 26,283 |

除上述外，於二零零零年二月八日，若干董事獲授2,000,000份本公司之購股權，行使價為每股0.4656港元。年內並無任何購股權已獲行使。於二零零二進行紅股派發及股份合併後，購股權數目由合共2,000,000份調整至160,000份，而行使價為每股5.82港元。該等購股權已於二零零三年二月七日失效。

In addition to the above, on 8 February 2000, an aggregate of 2,000,000 share options of the Company were granted to certain directors at an exercise price of HK$0.4656 per share. No share option was exercised during the year. Following the bonus issue and the consolidation of shares in 2002, the number of share options was adjusted from an aggregate of 2,000,000 to 160,000 at an exercise price of HK$5.82 per share. These share options were lapsed on 7 February 2003.

董事之酬金（不包括購股權利益）介乎下列範圍：

Emoluments of the directors, excluding the share option benefits, were within the following bands:

| | | **Number of director(s)**<br>**董事人數**<br>2003<br>二零零三年 | 2002<br>二零零二年 |
|---|---|---|---|
| 無－1,000,000港元 | Nil – HK$1,000,000 | **7** | 7 |
| 1,000,001港元－1,500,000港元 | HK$1,000,001 – HK$1,500,000 | **1** | 1 |
| 11,000,001港元－11,500,000港元 | HK$11,000,001 – HK$11,500,000 | **1** | – |
| 23,500,001港元－24,000,000港元 | HK$23,500,001 – HK$24,000,000 | **–** | 1 |

## 7. 經營溢利－續 / PROFIT FROM OPERATIONS – Continued

附註：－續

Notes: – Continued

### (i) 有關董事與僱員酬金之資料－續 / Information regarding directors' and employees' emoluments – Continued

**僱員**

本集團五位最高薪人士包括兩名（二零零二年：兩名）本公司董事，其酬金詳情載於上文。本集團其餘三名（二零零二年：三名）最高薪人士（並非本公司之董事）之酬金如下：

**Employees**

The five highest paid individuals of the Group included two (2002: two) directors of the Company, details of whose emoluments are set out above. The emoluments of the remaining three (2002: three) highest paid employees of the Group, not being a director of the Company, are as follows:

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| 薪酬及其他福利 | Salaries and other benefits | 3,511 | 3,703 |
| 按工作表現發放之獎金 | Performance related incentive payments | 31 | – |
| 退休福利計劃供款 | Retirement benefit scheme contribution | 439 | 729 |
| | | 3,981 | 4,432 |

於二零零零年二月八日，五位最高薪僱員中之其中一位（並非本公司董事）獲授1,000,000份本公司購股權，行使價每股0.4656港元。年內並無任何購股權已獲行使。二零零二年進行紅股派發及股份合併後，購股權數目由合共1,000,000份調整至80,000份，而行使價為每股5.82港元。該等購股權已於二零零三年二月七日失效。

On 8 February 2000, 1,000,000 share options of the Company were granted to an employee of the five highest, not being a director of the Company, at an exercise price of HK$0.4656 per share. No share option was exercised during the year. Following the bonus issue and the consolidation of shares in 2002, the number of share options was adjusted from an aggregate of 1,000,000 to 80,000 at an exercise price of HK$5.82 per share. These share options were lapsed on 7 February 2003.

此等僱員之酬金（不包括購股權利益）介乎下列範圍：

Emoluments of these employees, excluding the share option benefits, were within the following bands:

| | | Number of employee(s)<br>僱員人數<br>2003<br>二零零三年 | 2002<br>二零零二年 |
|---|---|---|---|
| 1,000,001港元－1,500,000港元 | HK$1,000,001 – HK$1,500,000 | 2 | 2 |
| 1,500,001港元－2,000,000港元 | HK$1,500,001 – HK$2,000,000 | 1 | – |
| 2,000,001港元－2,500,000港元 | HK$2,000,001 – HK$2,500,000 | – | 1 |

### (ii) 退休福利計劃供款 / Retirement benefit scheme contributions

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元<br>(restated)<br>（重列） |
|---|---|---|---|
| 向本集團之定額供款計劃支付之退休福利計劃供款 | Retirement benefit scheme contributions to the Group's defined contribution scheme | 1,718 | 692 |
| 減：已沒收之供款 | Less: Forfeited contributions | (241) | – |
| | | 1,477 | 692 |
| 向本集團之定額福利計劃支付之退休福利計劃供款 | Retirement benefit scheme contributions to the Group's defined benefit scheme | 4,924 | 3,868 |
| | | 6,401 | 4,560 |

## 7. 經營溢利－續

附註：－續

## 7. PROFIT FROM OPERATIONS – Continued

Notes: – Continued

**(ii) 退休福利計劃供款－續**

**定額供款計劃**

本集團屬下若干附屬公司為大部分僱員設立一項退休福利計劃。該項計劃之資產與本集團之資產分開持有，並存於由獨立受託人控制之基金內。

自損益表扣除之退休福利計劃供款乃本集團按計劃規則指定之比率向有關基金支付之供款。倘僱員於合資格領取全部供款之前退出計劃，本集團須於應付之供款減除已沒收之供款。

於結算日，並沒有因僱員退出計劃而產生之沒收供款，此等供款可用以扣減未來數年應付供款（二零零二年：無）。

自二零零零年十二月起，本集團規定其於香港之所有合資格僱員參與強制性公積金（「強積金」）計劃。自綜合損益表扣除之強積金計劃退休福利費用指本集團按強積金計劃規例指定之比率就強積金計劃作出之供款。

**定額福利計劃**

本集團屬下若干附屬公司設立一項自行管理之退休福利計劃。上述計劃乃提供有關僱員服務期間之定額退休福利、僱員身故時之最後收益及撫恤金。以月薪計及年滿21歲之所有僱員可選擇參加上述計劃。

根據合資格精算師每隔三年按預計單位貸記法進行估值加以評估之供款，乃於損益表中扣除。根據該計劃，僱員一般於年屆65歲時就每年提供可獲退休金之服務應得之退休金介乎最終薪金之1.67%至2.50%之間。本集團並無提供其他退休後期福利。最近之計劃資產精算估值及定額福利承擔現值乃於二零零二年一月一日由精算學會成員Mick O'Loan先生進行，並已於二零零三年六月三十日更新以便進行會計申報事宜。對估值結果最具影響之假設乃有關投資回報率及薪金、退休金與股息之增加比率方面之假設。

所用之主要精算假設如下：

**(ii) Retirement benefit scheme contributions** – Continued

**Defined contribution scheme**

Certain subsidiaries of the Group have a retirement benefit scheme covering a portion of their employees. The assets of the scheme are held separately from those of the Group in funds under the control of an independent trustee.

The retirement benefit scheme contributions charged to the income statement represent contributions payable to the funds by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contribution payable by the Group is reduced by the amount of forfeited contributions.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the scheme and which are available to reduce the contributions payable in the future years (2002: nil).

Commencing from December 2000, the Group enrolled all eligible employees in Hong Kong into a mandatory provident fund (the "MPF") scheme. The retirement benefit cost of the MPF scheme charged to the consolidated income statement represents contributions to the MPF scheme by the Group at rates specified in the rules of the MPF scheme.

**Defined benefit scheme**

Certain subsidiaries of the Group operates a self-administered, funded pension scheme. The scheme provides defined pension benefits related to service, and final earnings and capital sums on death. Membership is optional for all staff paid monthly and aged over 21 years.

The contributions which are determined by a qualified actuary on the basis of triennial valuations using the projected unit credit method are charged to the income statement. Under the scheme, the employees are entitled to a pension between 1.67% and 2.50% of final salary for each year of pensionable service at a normal age of 65. No other post-retirement benefits are provided. The most recent actuarial valuations of scheme assets and the present value of the defined benefit obligations were carried out at 1 January 2002 by Mr. Mick O'Loan, Fellow of the Institute of Actuaries, and was updated to 30 June 2003 for the accounting reporting purpose. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries, pensions and share dividends.

The main actuarial assumptions used were as follows:

| | | **2003<br>二零零三年** | 2002<br>二零零二年 |
|---|---|---|---|
| 貼現率 | Discount rate | **5.25%** | 5.75% |
| 預期之計劃資產回報 | Expected return on scheme assets | **6.63%** | 6.76% |
| 預期之薪金升幅 | Expected rate of salary increase | **3.50%** | 4.25% |
| 未來之退休金升幅 | Future pension increases | **2.50%** | 2.75% |

7. 經營溢利－續
附註：－續

7. PROFIT FROM OPERATIONS – Continued
Notes: – Continued

(ii) 退休福利計劃供款－續
定額福利計劃－續
更新至二零零三年六月三十日之精算估值顯示，計劃之資產市值為159,303,000港元（二零零二年：161,483,000港元），而該等資產之精算價值為僱員應得福利之59%（二零零二年：69%）。為數約4,289,000港元之短欠額，即未確認精算虧損淨額高於計劃資產公平值之10%或已注資承擔現值之10%（以較高者為準）之數額，於現職僱員之預計剩餘服務年期（以10年估計）內清還。

**(ii) Retirement benefit scheme contributions** – Continued
***Defined benefit scheme*** – *Continued*
The actual valuation updated to 30 June 2003 showed that the market value of the scheme assets was HK$159,303,000 (2002: HK$161,483,000) and that the actuarial value of these assets represented 59% (2002: 69%) of the benefits that had accrued to members. The shortfall of HK$4,289,000, which is the excess of net unrecognised actuarial losses over the greater of 10% of the fair value of scheme assets and 10% of the present value of funded obligations, is to be cleared over the estimated remaining service period of current membership of 10 years.

就定額福利退休計劃於綜合損益表中確認之金額如下：

Amounts recognised in the consolidated income statement in respect of the defined benefit pension scheme are as follows:

| | | **2003**<br>**二零零三年**<br>**HK$'000**<br>**千港元** | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| 現行服務成本 | Current service cost | **4,924** | 3,868 |
| 利息成本 | Interest cost | **–** | 11,757 |
| 預期之計劃資產回報 | Expected return on scheme assets | **–** | (12,354) |
| 精算虧損淨額 | Net actuarial losses | **–** | 66,472 |
| | | **4,924** | 69,743 |

本年度支出已計入一般及行政開支。

The charge for the year has been included in general and administrative expenses.

因本集團之定額福利退休計劃承擔而產生之金額已計入資產負債表，載述如下：

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit pension scheme is as follows:

| | | **2003**<br>**二零零三年**<br>**HK$'000**<br>**千港元** | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| 計劃資產之公允值 | Fair value of scheme assets | **159,303** | 161,483 |
| 已注資承擔之現值 | Present value of funded obligations | **(268,562)** | (233,362) |
| 未確認之精算虧損 | Unrecognised actuarial losses | **31,145** | – |
| | | **(78,114)** | (71,879) |

兩個年度之負債淨額變動如下：

Movements in the net liability in the both years were as follows:

| | | **2003**<br>**二零零三年**<br>**HK$'000**<br>**千港元** | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| 年初 | At beginning of the year | **(71,879)** | (5,573) |
| 滙兑調整 | Currency realignment | **(6,487)** | (467) |
| 在綜合損益表扣除之款項 | Amount charged to the consolidated income statement | **(4,924)** | (69,743) |
| 供款 | Contributions | **5,176** | 3,904 |
| 年結 | At end of the year | **(78,114)** | (71,879) |

## 8. 財務成本 / 8. FINANCE COSTS

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| 銀行及其他借貸之利息： | Interest on bank and other borrowings | | |
| 一於五年內悉數償還 | – wholly repayable within five years | **26,935** | 28,050 |
| 一毋須於五年內悉數償還 | – not wholly repayable within five years | **190** | 227 |
| 融資租賃之財務費用 | Finance charges on finance leases | **210** | 324 |
| 可換股債券之發行成本 | Issue costs of convertible bonds | **–** | 2,470 |
| | | **27,335** | 31,071 |

## 9. 税項 / 9. TAXATION

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| 税項支出包括： | The charge comprises: | | |
| 香港利得税 | Hong Kong Profits Tax | | |
| 一本年度 | – current year | **806** | 94 |
| 一過往年度之不足撥備 | – underprovision in prior years | **–** | 374 |
| 其他司法地區税項 | Taxation in other jurisdictions | **475** | (44) |
| | | **1,281** | 424 |
| 遞延税項（附註29） | Deferred taxation (note 29) | **148** | 3 |
| | | **1,429** | 427 |

香港利得税乃以源自香港之估計應課税溢利按17.5%（二零零二年：16%）之税率計算。其他司法地區税項乃按個別司法地區各自採用之税率計算。

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

實際税率偏低之原因為本集團大部分溢利既非由香港賺取，亦非源自香港，故無需繳納香港利得税或任何其他司法地區之税項。

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and such profit is also not subject to taxation in any other jurisdictions.

本年度遞延税項之詳情載於附註29。

Details of deferred taxation for the year are set out in note 29.

## 10. 股息　10. DIVIDENDS

| | | 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 按以股代息方式派付之擬派末期股息相等於每股2.6仙（二零零二年：2.5仙），可選擇現金 | Final dividend proposed in scrip form equivalent to 2.6 cents (2002: 2.5 cents) per share, with a cash option | **17,272** | 14,245 |
| 按以股代息方式派付之中期股息相等於每股1.6仙（二零零二年：0.0625仙），可選擇現金 | Interim dividend paid in scrip form equivalent to 1.6 cents (2002: 0.0625 cents) per share, with a cash option | **10,089** | 8,893 |
| 上年度之不足撥備 | Underprovision in prior year | **243** | 241 |
| | | **27,604** | 23,379 |

二零零三年度擬派末期股息乃按於二零零三年六月三十日之已發行股份664,300,351股為基準計算。

The proposed final dividend for 2003 is based on 664,300,351 shares in issue at 30 June 2003.

## 11. 每股盈利　11. EARNINGS PER SHARE

基本及經攤薄每股盈利之計算乃按下列數據計算：

The calculation of the basic and diluted earnings per share is based on the following data:

| | | 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 (restated) （重列） |
|---|---|---|---|
| 以計算基本每股盈利之盈利 | Earnings for the purpose of calculating basic earnings per share | **191,247** | 133,040 |
| 普通股之潛在攤薄影響： | Effect of dilutive potential ordinary shares: | | |
| 可換股債券之利息 | Interest on convertible bonds | **761** | 103 |
| 以計算經攤薄每股盈利之盈利 | Earnings for the purpose of calculating diluted earnings per share | **192,008** | 133,143 |

| | | **Number of shares (In '000) 股份數目（以千股計）** 2003 二零零三年 | 2002 二零零二年 |
|---|---|---|---|
| 以計算基本每股盈利之加權平均股份數目 | Weighted average number of shares for the purpose of calculating basic earnings per share | **608,256** | 530,919 |
| 普通股之潛在攤薄影響： | Effect of dilutive potential ordinary shares | | |
| 可換股債券 | Convertible bonds | **43,361** | 3,646 |
| 認股權證 | Warrants | **1,281** | 2,813 |
| 購股權 | Options | **–** | 459 |
| | | **44,642** | 6,918 |
| 以計算經攤薄每股盈利之加權平均股份數目 | Weighted average number of shares for the purpose of calculating diluted earnings per share | **652,898** | 537,837 |
| 經攤薄每股盈利 | Diluted earnings per share | **29.41 cents港仙** | 24.76 cents港仙 |

過往年度之每股盈利已就本集團按追溯基準應用其退休福利成本政策之變動而調整。

The earnings per share for the previous year has been adjusted to reflect the retrospective application of the changes in the Group's policy for retirement benefit costs.

## 12. 物業、廠房及設備　12. PROPERTY, PLANT AND EQUIPMENT

| | | Land and buildings 土地及樓宇 HK$'000 千港元 | Plant and machinery and tele-communications networks 廠房及機器及電訊網絡 HK$'000 千港元 | Furniture and fixtures 傢俬及裝置 HK$'000 千港元 | Motor vehicles 汽車 HK$'000 千港元 | Total 總計 HK$'000 千港元 |
|---|---|---|---|---|---|---|
| **本集團** | **THE GROUP** | | | | | |
| **成本值** | COST | | | | | |
| 於二零零二年七月一日 | At 1 July 2002 | 58,109 | 975,477 | 15,463 | 12,474 | 1,061,523 |
| 滙兑調整 | Currency realignment | 1,501 | 24,564 | – | – | 26,065 |
| 添置 | Additions | – | 6,236 | 58 | – | 6,294 |
| 出售 | Disposals | – | (9,265) | (26) | – | (9,291) |
| 撥入存貨 | Transferred to inventories | – | (6) | – | – | (6) |
| 於二零零三年六月三十日 | At 30 June 2003 | 59,610 | 997,006 | 15,495 | 12,474 | 1,084,585 |
| **折舊** | DEPRECIATION | | | | | |
| 於二零零二年七月一日 | At 1 July 2002 | 14,651 | 862,580 | 14,365 | 11,018 | 902,614 |
| 滙兑調整 | Currency realignment | 308 | 19,357 | – | – | 19,665 |
| 年內撥備 | Provided for the year | 1,818 | 74,825 | 398 | 637 | 77,678 |
| 出售撇除 | Eliminated on disposals | – | (9,020) | (22) | – | (9,042) |
| 於二零零三年六月三十日 | At 30 June 2003 | 16,777 | 947,742 | 14,741 | 11,655 | 990,915 |
| **賬面淨值** | NET BOOK VALUES | | | | | |
| 於二零零三年六月三十日 | At 30 June 2003 | 42,833 | 49,264 | 754 | 819 | 93,670 |
| 於二零零二年六月三十日 | At 30 June 2002 | 43,458 | 112,897 | 1,098 | 1,456 | 158,909 |

## 12. 物業、廠房及設備－續

## 12. PROPERTY, PLANT AND EQUIPMENT – Continued

| | | THE GROUP 本集團 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 本集團之物業權益賬面淨值包括： | The net book values of the Group's property interests comprise: | | |
| 於香港以外地區持有之永久業權物業： | Freehold properties held outside Hong Kong | **14,671** | 13,917 |
| 契約物業： | Leasehold properties: | | |
| 於香港持有之契約物業 | Held in Hong Kong | | |
| －長期契約 | – long leases | **19,273** | 20,345 |
| －中期契約 | – medium term leases | **3,509** | 3,653 |
| 於香港以外地區持有之契約物業 | Held outside Hong Kong | | |
| －長期契約 | – long leases | **1,160** | 1,110 |
| －中期契約 | – medium term leases | **4,220** | 4,433 |
| | | **42,833** | 43,458 |
| 按融資租賃持有之物業及機器及電訊網絡之賬面淨值 | Net book value of plant and machinery and telecommunications networks held under finance leases | **1,021** | 1,978 |
| 集團以經營租賃方式租賃器材予客戶。有關器材之賬面淨值已包括在廠房、機器及電訊網絡內，茲分列如下： | The Group leases equipment to customers on operating leases terms. The net book value of such equipment, which is included in plant and machinery and telecommunications networks, is as follows: | | |
| 客戶器材（按成本值） | *Customer equipment at cost* | **112,917** | 99,035 |
| 減：累計折舊 | Less: Accumulated depreciation | **100,729** | 80,893 |
| 賬面淨值 | Net book value | **12,188** | 18,142 |

本集團於二零零三年六月三十日賬面淨值為9,524,000港元（二零零二年：8,952,000港元）之若干土地及樓宇已抵押予銀行，作為本集團獲得之銀行融資之擔保。

At 30 June 2003, certain land and buildings of the Group with a net book value of HK$9,524,000 (2002: HK$8,952,000) were pledged to a bank as security for banking facilities granted to the Group.

## 13. 系統及網絡

## 13. SYSTEMS AND NETWORKS

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| **按成本值** | COST | | |
| 年初 | At beginning of the year | **808,676** | 670,717 |
| 添置 | Additions | **212,552** | 73,644 |
| 按金撥出 | Transferred from deposits | **409,293** | 259,253 |
| 撥入電訊項目 | Transferred to telecommunications projects | **–** | (191,413) |
| 撇銷 | Write-off | **–** | (3,525) |
| 年結 | At end of the year | **1,430,521** | 808,676 |
| **攤銷** | AMORTISATION | | |
| 年初 | At beginning of the year | **39,641** | 1,531 |
| 本年度撥備 | Provided for the year | **128,015** | 39,520 |
| 撇銷撇除 | Eliminated on write-off | **–** | (1,410) |
| 年結 | At end of the year | **167,656** | 39,641 |
| **賬面淨值** | NET BOOK VALUE | | |
| 年結 | At end of the year | **1,262,865** | 769,035 |
| 發展中之系統及網絡之賬面淨值 | Net book value of systems and networks under development | **538,641** | 427,990 |

系統及網絡包括設立及開發有關互聯網為本知識系統及網絡之所有直接成本。本集團之系統及網絡按個別項目由開始營業日期起計之估計經濟壽命最多為五年予以攤銷。

Systems and networks include all direct costs incurred in the setting up and development of internet based knowledge systems and networks. The Group's systems and networks are amortised over the estimated economic useful lives of the projects from the date of commencement of commercial operations subject to a maximum of five years.

## 14. 附屬公司之投資 14. INVESTMENTS IN SUBSIDIARIES

| | | THE COMPANY 本公司 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 於香港上市股份 | Listed shares in Hong Kong | | |
| 一按成本值 | – at cost | **98,949** | 98,949 |
| 非上市股份 | Unlisted shares | | |
| 一按賬面值 | – at carrying value | **107,947** | 107,947 |
| 一按成本值 | – at cost | **10** | 10 |
| 於附屬公司之投資 | Investments in subsidiaries | **206,906** | 206,906 |
| 上市股份之市值 | Market value of listed shares | **90,312** | 99,534 |

非上市股份之賬面值乃以本集團重組時其附屬公司成為集團成員當日各附屬公司之賬面資產淨值為基準。

The carrying value of the unlisted shares is based on the book values of the underlying net assets of the subsidiaries at the time they became members of the Group under the group reorganisation.

本公司各主要附屬公司於二零零三年六月三十日之詳情載於附註41。

Details of the Company's principal subsidiaries at 30 June 2003 are set out in note 41.

## 15. 電子商貿項目之權益 15. INTEREST IN E-COMMERCE PROJECTS

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 電子商貿項目之非上市投資： | Unlisted investments in e-commerce projects: | | |
| 一保證回報 | – with guaranteed return | **334,505** | – |
| 一其他 | – others | **55,994** | 631,036 |
| | | **390,499** | 631,036 |

本集團已與第三者訂立協議，以投資於電子商貿易項目。此等協議之合約期為20年，期間，本集團有權按各項此等項目之收入淨額之協定百分比收取分派。

The Group has entered into agreements with third parties to invest in e-commerce projects. These agreements have contract terms of 20 years over which the Group has the right to receive distributions based on an agreed percentage of the net revenue of each of these projects.

**(a) 保證回報**
**(a) With guaranteed return**

| | | THE GROUP 本集團 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 非上市投資，按成本 | Unlisted investments, at cost | **426,166** | – |
| 已確認之減值虧損 | Impairment losses recognised | **(91,661)** | – |
| | | **334,505** | – |

於本年度內，本集團將其於總賬面值約426,166,000港元之若干電子商貿項目之權益轉讓予多家投資控股公司，作為回報，本集團已獲得此等投資控股公司之若干股本權益。根據買賣協議之條款，本集團已立約收取預定金額，數額不少於收入分佔安排之原定實益權益（見電子商貿項目之原定收入分佔協議所述）。根據本集團之買賣協議，作為回報，預定金額將於五年期間內每半年分期收取。

During the year, the Group assigned the interest in certain e-commerce projects with an aggregate carrying value of approximately HK$426,166,000 to various investment holding companies and in return obtained equity interests in these investment holding companies. Under the term of the sale and purchase agreements, the Group is contracted to receive pre-determined sums of not less than the original beneficial interest of the revenue sharing arrangement as stated in the original revenue sharing agreements for the e-commerce projects. The pre-determined sums will be received for a period of 5 years by half-yearly instalments as a return on the investments in accordance with the Group's sale and purchase agreements.

年內，本公司董事已因應現行市場情況，並參考被投資者之財務業績及業務經營，藉以審閱電子商貿項目之權益之賬面值。董事就電子商貿項目之權益認定減值虧損91,661,000港元（二零零二年：無），此乃參考投資之公平價值而估計，而此數額已因而確認於損益表。董事認為，上述投資之相關價值最少相等於其賬面值。

During the year, the directors of the Company reviewed the carrying amount of the interest in e-commerce projects in light of the current market condition with reference to the financial results and business operated by the investees. The directors identified impairment losses of HK$91,661,000 (2002: nil) on the interest in e-commerce projects, estimated by reference to the fair value of the investments, and the amount has been recognised in the income statement accordingly. In the opinion of the directors, the underlying values of the above investments are at least equal to their carrying values.

15. 電子商貿項目之權益－續 15. INTEREST IN E-COMMERCE PROJECTS – Continued

(b) 其他 (b) Others

| | | THE GROUP 本集團 2003 二零零三年 HK$'000 千港元 | THE GROUP 本集團 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 成本 | COST | | |
| 年初 | At beginning of the year | **884,353** | 820,144 |
| 按金撥出 | Transferred from deposits | **-** | 166,315 |
| 撥入設有保證回報之電子商貿項目權益 | Transferred to interest in e-commerce projects with guaranteed return | **(821,772)** | – |
| 出售 | Disposals | **(6,587)** | (102,106) |
| 年結 | At end of the year | **55,994** | 884,353 |
| 攤銷 | AMORTISATION | | |
| 年初 | At beginning of the year | **253,317** | 112,570 |
| 本年度撥備 | Provided for the year | **142,289** | 170,778 |
| 於撥入設有保證回報之電子商貿項目權益後抵銷 | Eliminated upon transfer to interest in e-commerce projects with guaranteed return | **(395,606)** | – |
| 出售時抵銷 | Eliminated on disposals | **-** | (30,031) |
| 年結 | At end of the year | **-** | 253,317 |
| 賬面淨值 | NET BOOK VALUE | **55,994** | 631,036 |

於本年度內，本集團以總代價40,310,000港元向獨立第三者出售其於總賬面值6,587,000港元之若干電子商貿項目之權益。

During the year, the group disposed of the interest in certain e-commerce projects with an aggregate carrying amount of HK$6,587,000 to an independent third party for a total consideration of HK$40,310,000.

16. 電訊項目之權益 16. INTEREST IN TELECOMMUNICATIONS PROJECTS

| | | THE GROUP 本集團 2003 二零零三年 HK$'000 千港元 | THE GROUP 本集團 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 電訊項目之非上市投資： | Unlisted investments in telecommunications projects: | | |
| －保證回報 | – with guaranteed return | **360,202** | – |
| －其他 | – others | **-** | 483,214 |
| | | **360,202** | 483,214 |

本集團已與第三者訂立協議，以投資於香港以外地區之電訊項目。此等協議之合約期為5至13年，期間，本集團有權於上述協議年期內按經營溢利之協定百分比（因應個別項目而有別）收取分派。

The Group has entered into agreements with third parties to invest in telecommunications projects outside Hong Kong. These agreements have contract terms of 5 to 13 years over which the Group has the right to receive distributions based on an agreed percentage of the operating profit which varies from project to project during the lives of the above agreements.

16. 電訊項目之權益－續
(a) 保證回報

16. INTEREST IN TELECOMMUNICATIONS PROJECTS – Continued
**(a) With guaranteed return**

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 非上市投資，按成本 | Unlisted investments, at cost | **395,176** | – |
| 已確認之減值虧損 | Impairment losses recognised | **(34,974)** | – |
| | | **360,202** | – |

於本年度內，本集團將其於總賬面值約395,176,000港元之電訊項目之權益轉讓予多家投資控股公司，作為回報，本集團已獲得此等投資控股公司之若干股本權益。根據買賣協議之條款，本集團已立約收取預定金額，數額不少於收入分佔安排之原定實益權益（見電訊項目之原定收入分佔協議所述）。根據本集團之買賣協議，作為回報，預定金額將於4至5年期間內每半年分期收取。

During the year, the Group assigned the interest in telecommunications projects with an aggregate carrying value of approximately HK$395,176,000 to various investment holding companies and in return obtained equity interests in these investment holding companies. Under the term of the sale and purchase agreements, the Group is contracted to receive pre-determined sums of not less than the original beneficial interest of the revenue sharing arrangement as stated in the original revenue sharing agreements for the telecommunications projects. The pre-determined sums will be received for a period of 4 to 5 years by half-yearly instalments as a return on the investments in accordance with the Group's sale and purchase agreements.

年內，本公司董事已因應現行市場情況，並參考被投資者之財務業績及業務經營，藉以審閱電訊項目之權益之賬面值。董事就電訊項目之權益認定減值虧損34,974,000港元（二零零二年：無），此乃參考投資之公平價值而估計，而此數額已因而確認於損益表。董事認為，上述投資之相關價值最少相等於其賬面值。

During the year, the directors of the Company reviewed the carrying amount of the interest in telecommunications projects in light of the current market condition with reference to the financial results and business operated by the investees. The directors identified impairment losses of HK$34,974,000 (2002: nil) on the interest in telecommunications projects, estimated by reference to the fair value of the investments, and the amount has been recognised in the income statement accordingly. In the opinion of the directors, the underlying values of the above investments are at least equal to their carrying values.

16. 電訊項目之權益－續
(b) 其他

16. INTEREST IN TELECOMMUNICATIONS PROJECTS – Continued
**(b) Others**

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| **成本** | COST | | |
| 年初 | At beginning of the year | **1,033,305** | 756,293 |
| 添置 | Additions | **–** | 70,363 |
| 系統及網絡撥出 | Transferred from systems and networks | **–** | 191,413 |
| 按金撥出 | Transferred from deposits | **–** | 15,500 |
| 撥入設有保證回報之電訊項目權益 | Transferred to telecommunications projects with guaranteed return | **(999,674)** | – |
| 自投資撤回 | Withdrawal from the investment | **(33,631)** | – |
| 撇銷 | Write-off | **–** | (264) |
| 年結 | At end of the year | **–** | 1,033,305 |
| **攤銷** | AMORTISATION | | |
| 年初 | At beginning of the year | **550,091** | 446,680 |
| 本年度撥備 | Provided for the year | **54,407** | 103,411 |
| 於撥入設有保證回報之電訊項目權益後抵銷 | Eliminated upon transfer to interest in telecommunications projects with guaranteed return | **(604,498)** | – |
| 年結 | At end of the year | **–** | 550,091 |
| **賬面淨值** | NET BOOK VALUE | **–** | 483,214 |

## 17. 證券投資

## 17. INVESTMENTS IN SECURITIES

| | | Investment securities 投資證券 | | Other investment 其他投資 | | Total 總額 | |
|---|---|---|---|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| **本集團** | **THE GROUP** | | | | | | |
| 非上市股本證券 | Unlisted equity securities | **194,633** | 126,958 | **–** | 2 | **194,633** | 126,960 |
| 為呈報目的分析之證券投資賬面值： | Carrying value of investments in securities analysed for reporting purposes as: | | | | | | |
| 流動 | Current | **–** | – | **–** | 2 | **–** | 2 |
| 非流動 | Non-current | **194,633** | 126,958 | **–** | – | **194,633** | 126,958 |
| | | **194,633** | 126,958 | **–** | 2 | **194,633** | 126,960 |
| **本公司** | **THE COMPANY** | | | | | | |
| 非上市股本證券 | Unlisted equity securities | **186,960** | 118,560 | **–** | – | **186,960** | 118,560 |
| 為呈報目的列為非流動之證券投資賬面值 | Carrying value of investments in securities analysed for reporting purposes as non-current | **186,960** | 118,560 | **–** | – | **186,960** | 118,560 |

## 18. 於聯營公司之權益 / 18. INTEREST IN AN ASSOCIATE

| | | THE GROUP 本集團 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 | THE COMPANY 本公司 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|---|---|
| 非上市股份，按成本值 | Unlisted shares, at cost | – | – | **284,000** | 284,000 |
| 應佔資產淨值 | Share of net assets | – | – | – | – |
| | | – | – | **284,000** | 284,000 |
| 應收聯營公司款項 | Amount due from an associate | **46,500** | 46,500 | **46,500** | 46,500 |
| | | **46,500** | 46,500 | **330,500** | 330,500 |

應收聯營公司款項為無抵押、免息及無固定還款期。董事認為，該筆款項不會於結算日起計一年內償還。因此，該筆款項列入非流動資產。

The amount due from an associate is unsecured, interest free and has no fixed repayment terms. In the opinion of the directors, the amount will not be repaid within one year from the balance sheet date. Accordingly, the amount is shown as a non-current asset.

於二零零三年六月三十日，本集團之聯營公司詳情如下：

Particulars of the Group's associate at 30 June 2003 are as follows:

| Name of company 公司名稱 | Place of incorporation 註冊成立地點 | Proportion of nominal value of issued capital directly held by the Company 本公司直接持有之已發行股本面值比例 | Principal activities 主要業務 |
|---|---|---|---|
| Project Technology Limited | British Virgin Islands 英屬維爾京群島 | 40% | Provision of e-commerce services 提供電子商貿服務 |

## 19. 按金 / 19. DEPOSITS

有關以下項目已付之按金：

Deposits were paid in connection with projects relating to the following:

| | | THE GROUP 本集團 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 | THE COMPANY 本公司 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|---|---|
| 系統及網絡 | Systems and networks | **279,240** | 409,293 | – | – |
| 電訊項目 | Telecommunications projects | **117,000** | – | **117,000** | – |
| 互聯網業務 | Internet operations | – | 130,800 | – | 111,425 |
| | | **396,240** | 540,093 | **117,000** | 111,425 |

## 20. 存貨　20. INVENTORIES

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 原料 | Raw materials | **17,041** | 27,337 |
| 在製品 | Work in progress | **4,739** | 3,930 |
| 製成品 | Finished goods | **13,434** | 18,469 |
| | | **35,214** | 49,736 |
| 按成本值列出 | Stated at cost | **32,651** | 46,545 |
| 按變現淨值列出 | Stated at net realisable value | **2,563** | 3,191 |
| | | **35,214** | 49,736 |

## 21. 應收貿易及其他賬款　21. TRADE AND OTHER RECEIVABLES

於二零零三年六月三十日，應收貿易及其他賬款之結餘中包括634,098,000港元（二零零二年：314,494,000港元）之應收貿易賬款，應收貿易賬款於報告日期之賬齡分析如下：

At 30 June 2003, the balance of trade and other receivables included trade receivables of HK$634,098,000 (2002: HK$314,494,000). The aged analysis of trade receivables at the reporting date is as follows:

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 0－60日 | 0 – 60 days | **278,958** | 258,668 |
| 61－90日 | 61 – 90 days | **79,454** | 31,308 |
| 91－180日 | 91 – 180 days | **246,056** | 11,414 |
| >180日 | > 180 days | **29,630** | 13,104 |
| | | **634,098** | 314,494 |

本集團實行明確之貿易客戶信貸政策。根據其借貸商譽、服務及貨品之性質、行內規範及市場情況而給予30至180日之信貸期。

The Group maintains a well-defined credit policy regarding its trade customers dependent on their credit worthiness, nature of services and products, industry practice and condition of the market with credit period ranging from 30 to 180 days.

## 22. 存款、銀行結存及現金 22. DEPOSITS, BANK BALANCES AND CASH

| | | THE GROUP 本集團 | | THE COMPANY 本公司 | |
|---|---|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 有利息存款 | Interest bearing deposits | **559,896** | 586,073 | **–** | 37,304 |
| 銀行結存及現金 | Bank balances and cash | **13,246** | 39,928 | **2,968** | 9,155 |
| | | **573,142** | 626,001 | **2,968** | 46,459 |

## 23. 應付貿易及其他賬款 23. TRADE AND OTHER PAYABLES

於二零零三年六月三十日，應付貿易及其他賬款之結餘中包括13,063,000港元（二零零二年：21,237,000港元）之應付貿易賬款，應付貿易賬款於報告日期之賬齡分析如下：

At 30 June 2003, the balance of trade and other payables included trade payables of HK$13,063,000 (2002: HK$21,237,000). The aged analysis of trade payables at the reporting date is as follows:

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 0－60日 | 0 – 60 days | **2,994** | 13,934 |
| 61－90日 | 61 – 90 days | **3,996** | 2,576 |
| 91－180日 | 91 – 180 days | **3,406** | 3,754 |
| >180日 | > 180 days | **2,667** | 973 |
| | | **13,063** | 21,237 |

## 24. 保養撥備 24. WARRANTY PROVISION

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 年初 | At beginning of the year | **1,959** | 1,669 |
| 滙兑調整 | Currency realignment | **244** | 217 |
| 年內已撥備 | Provided during the year | **2,318** | 3,588 |
| 年內已動用 | Utilised during the year | **(2,463)** | (3,515) |
| 年結 | At end of the year | **2,058** | 1,959 |

保養撥備指管理層按照過往經驗及業內對有瑕疵產品之慣常做法，根據就製成品給予之12個月保養期而對本集團責任作出之最佳評估。

The warranty provision represents the management's best estimate of the Group's liability under 12 month warranties granted on manufactured products, based on prior experience and industry average for defective products.

## 25. 銀行借貸 25. BANK BORROWINGS

| | | THE GROUP 本集團 | | THE COMPANY 本公司 | |
|---|---|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 銀行借貸包括以下各項： | Bank borrowings comprise the following: | | | | |
| 銀行貸款 | Bank loans | **261,991** | 160,000 | **160,000** | 160,000 |
| 信託收據及進口貸款 | Trust receipts and import loans | **141,846** | 133,735 | **–** | – |
| 銀行透支 | Bank overdrafts | **83,197** | 135,627 | **–** | – |
| 按揭貸款 | Mortgage loan | **3,257** | 3,463 | **–** | – |
| | | **490,291** | 432,825 | **160,000** | 160,000 |

包括於本集團上述結餘為銀行借貸3,411,000港元（二零零二年：11,052,000港元），已由本集團以賬面淨值為9,524,000港元（二零零二年：8,952,000港元）之土地及樓宇作抵押。

Included in the Group's balance above were bank borrowings of HK$3,411,000 (2002: HK$11,052,000), which were secured by the Group's land and buildings with a net book value of HK$9,524,000 (2002: HK$8,952,000).

| | | THE GROUP 本集團 | | THE COMPANY 本公司 | |
|---|---|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 按現行市場利率計息之銀行借貸之還款期如下： | Bank borrowings bear interest at prevailing market rates and are repayable as follows: | | | | |
| 按通知或一年內 | On demand or within one year | **322,384** | 323,164 | **–** | 53,333 |
| 一至兩年內 | Between one to two years | **165,757** | 107,162 | **160,000** | 106,667 |
| 兩至五年內 | Between two to five years | **1,911** | 1,664 | **–** | – |
| 於五年後 | Over five years | **239** | 835 | **–** | – |
| | | **490,291** | 432,825 | **160,000** | 160,000 |
| 減：一年內到期並已列作流動負債之金額 | Less: Amount due within one year under current liabilities | **(322,384)** | (323,164) | **–** | (53,333) |
| 一年後到期之金額 | Amount due after one year | **167,907** | 109,661 | **160,000** | 106,667 |

於二零零三年三月三十一日，本公司訂立一項協議以就若干已於二零零二年提取並須於兩年之期限內償還之借貸進行再融資安排。根據再融資協議，原定於截至二零零四年六月三十日止年度到期之貸款160,000,000港元現須於二零零四年六月三十日後償還。因此，就呈報上述還款期而言，為數160,000,000港元之貸款已計入於一年後到期之款項。

On 31 March 2003, the Company entered into an agreement to refinance certain borrowings which were drawn down in 2002 and repayable over a period of two years. Under the refinancing agreement, the loans of HK$160 million originally due in the year ending 30 June 2004 will now be repayable after 30 June 2004. As a result, for the purpose of presentation in the repayment schedule set out above, the loans of HK$160 million were included in the amount due after one year.

## 26. 其他借貸 26. OTHER BORROWINGS

| | | THE GROUP 本集團 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 其他借貸指大宗折扣貸款，其還款期如下： | The other borrowings represent block discounting loans and are payable as follows: | | |
| 一年內 | Within one year | **8,191** | 11,481 |
| 一至兩年內 | Between one to two years | **6,893** | 9,375 |
| 兩至五年內 | Between two to five years | **6,459** | 8,604 |
| 於五年後 | Over five years | **253** | 595 |
| | | **21,796** | 30,055 |
| 減：一年內須償還並列作流動負債之款項 | Less: Amount due within one year shown under current liabilities | **(8,191)** | (11,481) |
| 一年後償還之款項 | Amount due after one year | **13,605** | 18,574 |

## 27. 融資租賃承擔 27. OBLIGATIONS UNDER FINANCE LEASES

| | | THE GROUP 本集團 Minimum lease payments 租賃最低付款額 | | Present value of minimum lease payments 租賃最低付款額之現時價值 | |
|---|---|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 根據融資租賃於以下期間應付之金額： | Amount payable under finance leases: | | | | |
| 一年內 | Within one year | **623** | 1,098 | **519** | 908 |
| 一至兩年內 | Between one to two years | **222** | 679 | **189** | 567 |
| 兩至五年內 | Between two to five years | **148** | 198 | **145** | 192 |
| | | **993** | 1,975 | **853** | 1,667 |
| 減：財務費用 | Less: Finance charges | **(140)** | (308) | **–** | – |
| 租賃承擔現時價值 | Present value of lease obligations | **853** | 1,667 | **853** | 1,667 |
| 減：一年內到期並列作流動負債之金額 | Less: Amount due within one year shown under current liabilities | | | **(519)** | (908) |
| 一年後到期之金額 | Amount due after one year | | | **334** | 759 |

## 27. 融資租賃承擔－續

本集團已訂立融資租賃，以購入其若干廠房、機器及電訊網絡。融資租賃年期由三年至五年不等，而實際平均借貸率為9.11厘（二零零二年：9.34厘）。利率已於訂約日期釐訂。租金乃按固定還款基準繳付，且並無就或然租金款項訂立任何安排。

## 27. OBLIGATIONS UNDER FINANCE LEASES – Continued

The Group entered into finance leases to acquire certain of its plant and machinery and telecommunications networks. The term of the finance leases ranged from 3 to 5 years and the average effective borrowing rate was 9.11% (2002: 9.34%). Interest rate was fixed at the contract date. The leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments.

## 28. 可換股債券

## 28. CONVERTIBLE BONDS

| | | THE GROUP AND THE COMPANY 本集團及本公司 | |
|---|---|---|---|
| | | **2003 二零零三年 US$'000 千美元** | 2002 二零零二年 US$'000 千美元 |
| 年初結餘 | Balance at beginning of the year | **8,000** | – |
| 年內已發行之1.5厘可換股債券 | 1.5% convertible bonds issued during the year | **–** | 8,000 |
| 年內兌換 | Converted during the year | **(2,500)** | – |
| 年結結餘 | Balance at end of the year | **5,500** | 8,000 |
| | | **HK$'000 千港元** | HK$'000 千港元 |
| 財政報告所示金額 | Amount shown in the financial statements | **42,888** | 62,386 |

於二零零二年五月二十二日，本公司已就認購本公司所發行於二零零五年到期，本金總額多至24,000,000美元之1.5厘可換股債券（「可換股債券」）與獨立第三者（「債券持有人」）訂立協議（「認購協議」）。可換股債券之主要條款如下：

(a) 尚未償還本金額之可換股債券可按債券持有人之意願，自可換股債券發行日期至二零零五年五月二十一日（可換股債券到期前一個星期）期間內任何時間，按相等於股份於緊接兌換日期前30個連續營業日之每股平均收市價之125%之價格（可予調整）（「固定兌換價」），或緊接本公司取得債券持有人之行使通知前30個連續營業日期間，債券持有人所選擇之任何五個每股收市價平均數之94%之價格（「浮動兌換價」），全部或部分兌換為本公司每股面值0.1港元之股份，惟固定兌換價及浮動兌換價兩者均不得低於本公司股份之面值。

(b) 可換股債券乃按年利率1.5厘計息，而利息乃於每年六月及十二月每半年後期支付。

On 22 May 2002, the Company entered into a subscription agreement (the "Subscription Agreement") with an independent third party (the "Bondholder") for the subscription of an aggregate principal amount of up to US$24,000,000 1.5% convertible bonds due 2005 (the "Convertible Bonds") issued by the Company. The principal terms of the Convertible Bonds are as follows:

(a) The outstanding principal amount of the Convertible Bonds may be converted at the option of the Bondholders in whole or in part into shares of HK$0.1 each in the Company at any time from date of issue of the Convertible Bonds to 21 May 2005, which is one week prior to the maturity date of the Convertible Bonds, at a price equal to either 125% of the average of the closing prices per share for the 30 consecutive business days immediately prior to the date of conversion, subject to adjustment (the "Fixed Conversion Price") or 94% of the average of any five closing price per share as selected by the Bondholder during the 30 consecutive business days immediately prior to the date on which notice of exercise of the bondholder is received by the Company (the "Floating Conversion Price"), provided that both the Fixed Conversion Price and the Floating Conversion Price shall not be less than the par value of the Company's shares.

(b) The Convertible Bonds bear interest at the rate of 1.5% per annum and interest will be payable semi-annually in arrears in June and December in each year.

28. 可換股債券－續

(c) 除非可換股債券已於早前贖回、兌換或購入及註銷，否則可換股債券於到期時可贖回全數本金。

作為認購協議之一部分，本公司亦已授予債券持有人權利，以按認購價每股2.3635港元認購多至4,949,905股本公司股份。

根據認購協議，債券持有人有權要求本公司於指定期間內發行額外8,000,000美元之可換股債券，而本公司亦已獲授予一項期權，可於指定期限內發行及要求債券有人認購本金總額為8,000,000美元之可換股債券（「債券期權」）。

於截至二零零二年六月三十日止年度，本公司已發行部分本金總額達8,000,000美元之可換股債券。於本年度內，2,500,000美元之已發行可換股債券已按每股介乎0.9212港元至1.0246港元不等之價格兌換為本公司20,379,317股每股面值0.1港元之股份。

28. CONVERTIBLE BONDS – Continued

(c) Unless previously redeemed, converted or purchased and cancelled, the Convertible Bond will be redeemed at 100% of the principal amount at maturity.

As part of the Subscription Agreement, the Company also granted to the Bondholder the right to subscribe for up to 4,949,905 shares in the Company at a subscription price of HK$2.3635 per share.

Pursuant to the Subscription Agreement, the Bondholder has an option to require the Company to issue additional Convertible Bonds of US$8,000,000 within a defined period and the Company was also granted an option to issue and require the Bondholder to subscribe an aggregate principal amount of Convertible Bonds of US$8,000,000 within a defined period (the "Bonds Option").

During the year ended 30 June 2002, the Company issued part of the Convertible Bonds with an aggregate principal amount of US$8,000,000. During the current year, US$2,500,000 of the issued Convertible Bonds were converted into 20,379,317 shares of HK$0.1 each of the Company at a price ranged from HK$0.9212 to HK$1.0246 per share.

29. 遞延稅項

29. DEFERRED TAXATION

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 年初結餘 | Balance at beginning of the year | **40** | 37 |
| 滙兌調整 | Currency realignment | **2** | – |
| 本年度變動（附註9） | Movement for the year (note 9) | **148** | 3 |
| 年結結餘 | Balance at end of the year | **190** | 40 |

年內之變動乃指因就報稅而呈報之折舊免稅額與財政報告內折舊支出之差額而引起之稅務影響。

於結算日，遞延稅項乃指因就報稅而呈報之折舊免稅額超逾財政報告內之折舊支出之數額所引起之稅務影響。

於二零零三年六月三十日，本集團與本公司分別有未撥備之遞延稅項資產淨值約為48,662,000港元（二零零二年：49,804,000港元）及7,562,000港元（二零零二年：7,996,000港元），主要有關在財政報告內扣除之超額會計折舊額與因就計算稅項而扣減之折舊免稅額及本公司與若干附屬公司之稅項虧損兩者之時差。由於未能確定有關之利益將在可見未來變現，故並無在財政報告內確認遞延稅項資產淨值。

於年內或於結算日，本公司並無任何未撥備之重大遞延稅項。

The movement for the year comprises the taxation effect of the difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements.

At the balance sheet date, deferred taxation represents the taxation effect of the excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements.

At 30 June 2003, the Group and the Company had net unprovided tax asset of HK$48,662,000 (2002: HK$49,804,000) and HK$7,562,000 (2002: HK$7,996,000) respectively relating primarily to the timing differences of the excess of accounting depreciation charged in the financial statements over depreciation allowances claimed for tax purposes and taxation losses of the Company and certain subsidiaries. The net deferred tax asset has not been recognised in the financial statements as it is not certain that the benefit will be realised in the foreseeable future.

There was no other significant unprovided deferred taxation for the Company during the year or at the balance sheet date.

## 30. 股本　30. SHARE CAPITAL

| | | Number of shares 股份數目 | Amount 金額 HK$'000 千港元 |
|---|---|---|---|
| **每股面值0.1港元之法定股本：** | **Authorised share capital of HK$0.1 each:** | | |
| 於二零零一年七月一日之結餘 | Balance at 1 July 2001 | 12,000,000,000 | 1,200,000 |
| 股本增加 | Increase in share capital | 18,000,000,000 | 1,800,000 |
| **於二零零二年六月三十日及二零零三年六月三十日之結餘** | **Balance at 30 June 2002 and 30 June 2003** | **30,000,000,000** | **3,000,000** |
| **每股面值0.1港元之已發行及繳足股本：** | **Issued and fully paid share capital of HK$0.1 each:** | | |
| 於二零零一年七月一日之結餘 | Balance at 1 July 2001 | 5,933,468,857 | 593,347 |
| 就行使認股權證而發行股份 | Issue of shares upon exercise of warrants | 1,000,950,749 | 100,095 |
| 就行使二零零三年認股權證而發行股份 | Issue of shares upon exercise of 2003 Warrants | 208,928 | 21 |
| 就紅股派發而發行股份 | Issue of shares upon bonus issue | 6,095,846,970 | 609,585 |
| 發行股份以作為購入證券投資之代價 | Issue of shares as consideration to acquire an investment in securities | 1,185,600,000 | 118,560 |
| 發行股份以代替二零零一年末期股息 | Issue of shares as 2001 final scrip dividends | 13,124,811 | 1,312 |
| 股份合併 | Consolidation of shares | (13,660,032,192) | – |
| 削減股本 | Capital reduction | – | (1,366,003) |
| 發行股份以代替二零零二年中期股息 | Issue of shares as 2002 interim scrip dividends | 616,761 | 61 |
| 於二零零二年六月三十日及二零零二年七月一日之結餘 | Balance at 30 June 2002 and 1 July 2002 | 569,784,884 | 56,978 |
| 兌換可換股債券而發行股份 | Issue of shares upon conversion of Convertible Bonds | 20,379,317 | 2,038 |
| 就行使二零零三年認股權證而發行股份 | Issue of shares upon exercise of 2003 Warrants | 5,784 | – |
| 就行使二零零四年認股權證而發行股份 | Issue of shares upon exercise of 2004 Warrants | 4,335,649 | 434 |
| 發行股份以作為購入證券投資之代價 | Issue of shares as consideration to acquire an investment in securities | 57,000,000 | 5,700 |
| 發行股份以代替二零零二年末期股息 | Issue of shares as 2002 final scrip dividends | 6,795,221 | 680 |
| 發行股份以代替二零零三年中期股息 | Issue of shares as 2003 interim scrip dividends | 5,999,496 | 600 |
| **於二零零三年六月三十日之結餘** | **Balance at 30 June 2003** | **664,300,351** | **66,430** |

## 30. 股本－續

於本年度，本公司之股本有以下變動：

(a) 年內，為數2,500,000美元之已發行可換股債券已按每股介乎0.9212港元至1.0246港元不等之價格，兑換為20,379,317股本公司每股面值0.1港元之股份；

(b) 年內，由於認股權證持有人行使本公司之二零零三年認股權證及二零零四年認股權證（定義見下文「認股權證」一節），故此5,784股及4,335,649股每股面值0.1港元之股份已分別按每股2.95港元及每股1.1615港元之價格予以發行；

(c) 根據本公司與一名獨立第三者E-Giga Technology Limited（「E-Giga」）於二零零二年十一月二十八日訂立之協議（「該協議」），本公司於收購日期向E-Giga收購4G1 Inc.已發行股本之15%權益。收購4G1 Inc. 15%權益之總代價為68,400,000港元，乃以本公司按每股1.2港元之價格發行57,000,000股每股面值0.1港元之股份支付；

(d) 於二零零三年一月，待股東選擇收取本公司股份以代替於二零零二年十二月十八日所公佈之以股代息計劃下之二零零二年末期股息後，6,795,221股每股面值0.1港元之股份已按每股1.06港元之價格予以發行；及

(e) 於二零零三年六月，待股東選擇收取本公司股份以代替於二零零三年五月二日所公佈之以股代息計劃下之二零零三年中期股息後，5,999,496股每股面值0.1港元之股份已按每股0.982港元之價格予以發行。

所有據此而發行之股份在各方面均與當時既有之已發行股份享有同等權益。

**認股權證**

於二零零一年十二月六日，本公司批准向其股東派發紅利認股權證（「二零零三年認股權證」），基準為每5股每股面值0.10港元之股份可獲發一份二零零三年認股權證。因此，本公司已發行合共2,843,173,315份認股權證，當中附有可認購多至合共335,494,451港元之本公司股份之權利。每份認股權證均授權有關持有人以每股0.118港元之初步認購價（可予調整）認購股份。於二零零二年五月合併股份後，認購價已調整至2.95港元。認股權證已將於二零零三年一月六日屆滿。

## 30. SHARE CAPITAL – Continued

During the year, the following changes in the share capital of the Company took place:

(a) During the year, US$2,500,000 of the issued Convertible Bonds were converted into 20,379,317 shares of HK$0.1 each of the Company at a price ranged from HK$0.9212 to HK$1.0246 per share;

(b) During the year, 5,784 shares and 4,335,649 shares of HK$0.1 each were issued at HK$2.95 and HK$1.1615 per share respectively as a result of the exercise of 2003 Warrants and 2004 Warrants (as defined under the section headed "Warrants" below) of the Company by the warrant holders;

(c) Pursuant to an agreement (the "Agreement") dated 28 November 2002 entered into between the Company and E-Giga Technology Limited ("E-Giga"), an independent third party, the Company acquired from E-Giga a 15% interest in the issued share capital of 4G1 Inc. at the date of acquisition. The total consideration for the acquisition of the 15% interest in 4G1 Inc. was HK$68,400,000, which was satisfied by the Company's issue of 57,000,000 shares of HK$0.1 each at a price of HK$1.2 per share;

(d) In January 2003, 6,795,221 shares of HK$0.1 each were issued at a price of HK$1.06 per share upon election by shareholders to receive shares in the Company in lieu of the 2002 final dividend pursuant to the scrip dividend scheme as announced on 18 December 2002; and

(e) In June 2003, 5,999,496 shares of HK$0.1 each were issued at a price of HK$0.982 per share upon election by shareholders to receive shares in the Company in lieu of the 2003 interim dividend pursuant to the scrip dividend scheme as announced on 2 May 2003.

All shares issued rank pari passu with the then existing shares in issue in all respects.

**Warrants**

On 6 December 2001, the Company approved a bonus issue of warrants ("2003 Warrants") to its shareholders on the basis of one unit of 2003 Warrant for every 5 shares of HK$0.10 each of the Company. A total of 2,843,173,315 units of warrants, conferring rights to subscribe up to HK$335,494,451 in aggregate for the Company's shares, were therefore issued. Each warrant entitled the holder thereof to subscribe in cash at an initial subscription price of HK$0.118 per share, subject to adjustments. Following the consolidation of shares in May 2002, the subscription price was adjusted to HK$2.95. The warrants expired on 6 January 2003.

30. 股本－續

**認股權證－續**

於二零零二年十二月十一日，本公司建議向於記錄日期名列股東名冊之本公司股東發行新紅利認股權證（「二零零四年認股權證」），以認購相當於二零零二年十二月三十日（「記錄日期」）每股面值0.1港元之已發行股份數目20%之股份，並在Credit Suisse First Boston (Hong Kong) Limited並無於記錄日期行使其所獲授可按每股2.3635港元之價格認購合共4,949,905股股份之未行使認購權之情況下，減去4,949,905股股份。根據於二零零三年一月七日通過之普通決議案，由於發行新紅利認購股權，故此121,168,814份二零零四年認股權證已按本公司每股面值0.1港元之股份之初步認購價每股1.1615港元發行予本公司股東。

於本年度內，分別附有17,063港元及5,035,856港元認購權之二零零三年認股權證及二零零四年認股權證獲發行。

31. 購股權計劃

本公司、本公司持有57%股權之附屬公司看通集團有限公司（「看通」）及本公司持有78%股權之附屬公司數碼香港各設有購股權計劃，據此，合資格人士（包括本公司、看通及數碼香港或其各自之任何附屬公司之董事）可獲授購股權以分別認購本公司、看通及數碼香港之股份。

(i) **本公司**

本公司於一九九二年七月二十九日採納一項購股權計劃（「前冠軍購股權計劃」），據此，本公司董事可向董事及僱員授出購股權以認購冠軍股份，主要目的在於為其僱員提供獎勵。根據前冠軍購股權計劃，本公司授出之購股權可於本公司董事所釐定之期間任何時間行使。所授出之購股權可於授出日期起計十年內行使，而接納日期須不遲於要約日期後二十一日。購股權所涉及之股份之認購價為股份面值或不少於股份於緊接授出購股權日期之前五個交易日之平均收市價80%，兩者以較高者為準。前冠軍購股權計劃終止前授出而未全面行使之購股權，仍繼續有效，直至該等購股權被全面行使或失效。前冠軍購股權計劃於二零零二年七月二十九日屆滿。

30. SHARE CAPITAL – Continued

**Warrants** – Continued

On 11 December 2002, the Company proposed a bonus issue of new warrants ("2004 Warrants") to subscribe for shares equal to 20% of the issued number of shares of HK$0.1 each on 30 December 2002 (the "Record Date"), less 4,949,905 shares if the outstanding subscription right granted to Credit Suisse First Boston (Hong Kong) Limited to subscribe for a total of 4,949,905 shares at HK$2.3635 per share were not exercised by the Record Date, to the shareholders of the Company whose names appeared on the register of members on the Record Date. Pursuant to an ordinary resolution passed on 7 January 2003, 121,168,814 units of 2004 Warrants were issued to the shareholders of the Company at an initial subscription price of HK$1.1615 per share of HK$0.1 each of the Company as a result of the bonus issue of new warrants.

During the year, 2003 Warrants and 2004 Warrants carrying subscription rights of HK$17,063 and HK$5,035,856 respectively were issued.

31. SHARE OPTION SCHEMES

The Company, Kantone Holdings Limited ("Kantone"), a 57% owned subsidiary of the Company, and DIGITALHONGKONG.COM, a 78% owned subsidiary of the Company, each has share option schemes under which eligible persons, including directors of the Company, Kantone, DIGITALHONGKONG.COM or any of their subsidiaries, may be granted options to subscribe for shares in the Company, Kantone and DIGITALHONGKONG.COM respectively.

(i) **The Company**

On 29 July 1992, the Company adopted a share option scheme (the "Old Champion Option Scheme") which enabled the directors of the Company to grant options to directors and employees, for the primary purpose of providing incentives to their employees, to subscribe for shares in the Company. Under the Old Champion Option Scheme, the share options granted by the Company were exercisable at any time for a period as it may be determined by its directors. Options granted were exercisable within ten years from the date of grants, where the acceptance date should not be later than 21 days after the date of offer. The subscription price of the option shares was the higher of the nominal value of the shares and an amount which was 80% of the average of the closing prices of the shares on the five trading days immediately preceding the date of grant of the options. Options granted under the Old Champion Option Scheme prior to its cessation which had not been fully exercised remained valid until such time that such options were fully exercised or has lapsed. The Old Champion Option Scheme expired on 29 July 2002.

31. 購股權計劃－續

(i) 本公司－續

年內本公司根據前冠軍購股權計劃向本公司董事及僱員授予之購股權之變動概列如下：

31. SHARE OPTION SCHEMES – Continued

**(i) The Company** – Continued

A summary of the movements of share options granted by the Company to the directors and employees of the Company under the Old Champion Option Scheme during the year is as follows:

| | | | Share options 購股權 | | |
|---|---|---|---|---|---|
| **Name of director** 董事名稱 | **Exercisable period** 行使期 | **Exercise price** 行使價 HK$ 港元 | **Outstanding at 1.7.2002** 於二零零二年七月一日尚未行使 | **Lapsed during the year** 於年內失效 | **Outstanding at 30.6.2003** 於二零零三年六月三十日尚未行使 |
| Leo Kan Kin Leung 簡堅良 | 8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日 | 5.82 | 80,000 | (80,000) | – |
| Lai Yat Kwong 黎日光 | 8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日 | 5.82 | 80,000 | (80,000) | – |
| | | | 160,000 | (160,000) | – |
| Employees 員工 | 8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日 | 5.82 | 5,040,000 | (5,040,000) | – |
| | | | 5,200,000 | (5,200,000) | – |

於二零零二年十一月二十九日，本公司採納一項新購股權計劃（「新冠軍購股權計劃」），以符合聯交所證券上市規則（「上市規則」）之條款。新冠軍購股權計劃之目的在於吸引及挽留優秀人員及其他人士，並為彼等提供獎勵，激發彼等對本公司之業務作出貢獻。根據新冠軍購股權計劃，董事可向涉及本公司、其附屬公司或聯屬公司之業務、營運、管理、科技、法律、會計及財務事宜之董事、僱員、顧問、諮詢人，或就任何全權信託而其受益人包括上述人士或其實益擁有之公司，以及本公司之客戶及供應商授出購股權，以認購本公司之股份。本公司授出之購股權可於本公司董事所釐定之期間任何時間行使。所授出之購股權可於授出日期起計十年內行使，而接納日期須不遲於要約日期後二十一日。新冠軍購股權計劃授出之購股權所涉及股份之認購價（可按其中之規定作出調整）為(i)股份面值；(ii)於授出日期（須為營業日）在聯交所日報表所報之每股股份收市價；或(iii)緊接授出日期前五個營業日在聯交所日報表所報之每股股份平均收市價，三者以較高者為準。自採納以來，本公司概無根據新冠軍購股權計劃向本公司董事授出任何購股權。

On 29 November 2002, the Company adopted a new share option scheme (the "New Champion Option Scheme") in order to comply with the terms of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The purpose of the New Champion Option Scheme is to attract and to retain quality personnel and other persons and to provide them with incentive to contribute to the business and operation of the Company. Under the New Champion Option Scheme, the directors may grant options to any directors, employees, consultants, advisors in respect of business, operation, management, technology, legal, accounting and financial matters of the Company, its subsidiaries or affiliates or any discretionary trust whose discretionary objects include the aforesaid persons or a company beneficially owned by the aforesaid persons as well as customers and suppliers of the Company, to subscribe for shares of the Company. The share option granted by the Company is exercisable at any time for a period as it may be determined by its directors. Options granted are exercisable within ten years from the date of grant, where the acceptance date should not be later than 21 days after the date of offer. The subscription price (subject to adjustment as provided therein) of the option shares under the New Champion Option Scheme is equal to the higher of (i) the nominal value of the shares; (ii) the closing price per share as stated in the daily quotation sheet of the Stock Exchange on the date of grant, which must be a business day and (iii) the average closing price per share as stated in the Stock Exchange's daily quotation sheet for the five business days immediately preceding the date of grant. No share option under the New Champion Option Scheme was granted by the Company to directors of the Company since its adoption.

## 31. 購股權計劃－續

### (ii) 看通

看通於一九九六年十二月二十日採納購股權計劃(「前看通購股權計劃」)。自採納以來，看通概無根據前看通購股權計劃授出任何購股權。

於二零零二年十一月二十九日，看通批准終止前看通購股權計劃並採納新購股權計劃(「新看通購股權計劃」)，該計劃將於二零一二年十一月二十八日屆滿，以符合上市規則之條款。新看通購股權計劃之目的在於吸引及挽留優秀人員及其他人士，並為彼等提供獎勵，激發彼等對看通之業務作出貢獻。根據新看通購股權計劃，董事可向任何看通之合資格人士授出購股權，包括涉及看通、其附屬公司或聯屬公司之業務、營運、管理、科技、法律、會計及財務事宜之董事、僱員、顧問、諮詢人，或就任何全權信託而其受益人包括上述人士或其實益擁有之公司，以及數碼香港之客戶及供應商，以認購看通之股份。所授出之購股權可於授出日期起計十年內行使，而接納日期須不遲於要約日期後二十一日。

新看通購股權計劃授出之購股權所涉及股份之認購價(可按其中之規定作出調整)為(i)股份面值；(ii)於授出日期(須為營業日)在聯交所日報表所報之每股股份收市價；或(iii)緊接授出日期前五個營業日在聯交所日報表所報之每股股份平均收市價，三者以較高者為準。根據新看通購股權計劃授出之購股權所涉及之股份數目上限不得超過看通於新看通購股權計劃批准日期之已發行股本10%。然而，因行使全部未行使購股權而可予發行之股份總數上限不得超出看通不時之已發行股本30%。在未經看通股東事先批准之情況下，於任何十二個月期間，向任何單一承授人授出購股權所涉及之股份數目，不得超出看通在該十二個月期間最後一日之已發行股份1%。自採納至今，看通並無根據新看通購股權計劃授出任何購股權。

## 31. SHARE OPTION SCHEMES – Continued

### (ii) Kantone

On 20 December 1996, Kantone adopted the share option scheme (the "Old Kantone Option Scheme"). No share option was granted by Kantone under the Old Kantone Option Scheme since its adoption.

On 29 November 2002, Kantone approved the termination of the Old Kantone Option Scheme and adopted the new share option scheme (the "New Kantone Option Scheme") which will expire on 28 November 2012 in order to comply with the terms of the Listing Rules. The purpose of the New Kantone Option Scheme is to attract and to retain quality personnel and other persons and to provide them with incentive to contribute to the business and operation of Kantone. Under the New Kantone Option Scheme, the directors may grant options to any eligible persons of Kantone, including directors, employees, consultants, advisors in respect of business, operation, management, technology, legal, accounting and financial matters of Kantone, its subsidiaries or affiliates or any discretionary trust whose discretionary objects include the aforesaid persons or a company beneficially owned by the aforesaid persons as well as customers and suppliers of Kantone, to subscribe for shares in Kantone. Options granted are exercisable within ten years from the date of grant, where the acceptance date should not be later than 21 days after the date of offer.

The subscription price (subject to adjustment as provided therein) of the option shares under the New Kantone Option Scheme is equal to the higher of (i) the nominal value of the shares; (ii) the closing price per share as stated in the Stock Exchange's daily quotation sheet on the date of grant, which must be a business day and (iii) the average closing price per share as stated in the Stock Exchange's daily quotation sheet for the five business days immediately preceding the date of grant. The maximum number of shares in respect of which the options may be granted under the New Kantone Option Scheme shall not exceed 10% of the issued share capital of Kantone at the date of approval of the New Kantone Option Scheme. However, the total maximum number of shares which may be issued upon exercise of all outstanding share options must not exceed 30% of the issued share capital of Kantone from time to time. The number of shares in respect of which options may be granted to any one grantee in any 12 months period is not permitted to exceed 1% of the shares of Kantone in issue on the last date of such 12-month period, without prior approval from the Kantone's shareholders. No share option under the New Kantone Option Scheme was granted since its adoption.

31. 購股權計劃－續

(iii) 數碼香港

數碼香港於二零零零年三月二十七日採納一項購股權計劃（「前數碼香港購股權計劃」），根據前數碼香港購股權計劃，數碼香港授出之購股權可於數碼香港董事所釐定之期間任何時間行使，惟所釐定之期間不可少於有關購股權發行日期起計三年及不可多於有關購股權發行日期起計十年。購股權所涉及之股份之認購價為股份面值、股份於授出日期之每股收市價或股份於緊接購股權授出日期前五個交易日之平均收市價，三者以較高者為準。自採納至今，數碼香港並無根據前數碼香港購股權計劃向本公司董事授出任何購股權。

於二零零二年十一月二十九日，數碼香港批准終止前數碼香港購股權計劃並採納一項新購股權計劃（「新數碼香港購股權計劃」），以符合聯交所創業板證券上市規則之條款。新數碼香港購股權計劃之目的在於吸引及挽留優秀人員及其他人士，並為彼等提供獎勵，激發彼等對數碼香港之業務作出貢獻。根據新數碼香港購股權計劃，董事可向涉及本公司、其附屬公司或聯屬公司之業務、營運、管理、科技、法律、會計及財務事宜之董事、僱員、顧問、諮詢人，或就任何全權信託而其受益人包括上述人士或其實益擁有之公司，以及數碼香港之客戶及供應商授出購股權，以認購數碼香港之股份。數碼香港授出之購股權可於授出日期起計十年內行使。購股權所涉及股份之認購價為(i)股份面值；(ii)於授出日期之股份收市價；或(iii)緊接授出日期前五個營業日之股份平均收市價，三者以較高者為準。自採納以來，數碼香港概無根據新數碼香港購股權計劃向本公司董事授出任何購股權。

31. SHARE OPTION SCHEMES – Continued

**(iii) DIGITALHONGKONG.COM**

On 27 March 2000, DIGITALHONGKONG.COM adopted a share option scheme (the "Old DHK Option Scheme"). Under the Old DHK Option Scheme, options granted by DIGITALHONGKONG.COM are exercisable at any time during a period as it may be determined by the directors of DIGITALHONGKONG.COM, which shall be not less than three years and not more than ten years from the date of issue of the relevant options. The subscription price of the option shares is the higher of the nominal value of the shares, the closing price per share on the date of grant and an amount which is the average of the closing prices of the shares on the five business days immediately preceding the date of grant of the options. No share option was granted by DIGITALHONGKONG.COM since its adoption under the Old DHK Option Scheme.

On 29 November 2002, DIGITALHONGKONG.COM approved the termination of the Old DHK Option Scheme and adopted a new share option scheme (the "New DHK Option Scheme") in order to comply with the terms of the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange. The purpose of the New DHK Option Scheme is to attract and to retain quality personnel and other persons and to provide them with incentive to contribute to the business and operation of DIGITALHONGKONG.COM. Under the New DHK Option Scheme, the directors may grant options to any directors, employees, consultants, advisors in respect of business, operation, management, technology, legal, accounting and financial matters of the Company, its subsidiaries or affiliates or any discretionary trust whose discretionary objects include the aforesaid persons or a company beneficially owned by the aforesaid persons as well as customers and suppliers of DIGITALHONGKONG.COM, to subscribe for shares of DIGITALHONGKONG.COM. Options granted by DIGITALHONGKONG.COM are exercisable at any time within ten years from the date of grant. The subscription price of the option shares is the higher of (i) the nominal value of the shares; (ii) the closing price of the shares on the date of grant and (iii) the average closing price of the shares on the five business days immediately preceding the date of grant. No share option under the New DHK Option Scheme was granted by DIGITALHONGKONG.COM since its adoption.

## 32. 儲備

## 32. RESERVES

| | | Share premium 股份溢價 HK$'000 千港元 | Dividend reserve 股息儲備 HK$'000 千港元 | Capital redemption reserve 資本贖回儲備 HK$'000 千港元 | General reserve 一般儲備 HK$'000 千港元 | Capital reserve 資本儲備 HK$'000 千港元 | Goodwill reserve 商譽儲備 HK$'000 千港元 | Merger reserve 合併儲備 HK$'000 千港元 | Translation reserve 換算儲備 HK$'000 千港元 | Accu-mulated profits 累計溢利 HK$'000 千港元 | Total 總額 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **本集團** | THE GROUP | | | | | | | | | | |
| 於二零零一年七月一日 | At 1 July 2001 | | | | | | | | | | |
| －如原定列出 | – as originally stated | 906,503 | 8,900 | 50 | – | 42,198 | (396,184) | 8,358 | 2,298 | 1,419,598 | 1,991,721 |
| －前期調整(附註2) | – prior period adjustment (note 2) | – | – | – | – | – | – | – | – | (3,176) | (3,176) |
| －重列 | – as restated | 906,503 | 8,900 | 50 | – | 42,198 | (396,184) | 8,358 | 2,298 | 1,416,422 | 1,988,545 |
| 削減股本所產生之儲備 | Reserve arising from capital reduction | – | – | – | 1,366,003 | – | – | – | – | – | 1,366,003 |
| 因下列原因而發行股份所產生之溢價 | Premium arising from issue of shares | | | | | | | | | | |
| －行使認股權證 | – on exercise of warrants | 22,640 | – | – | – | – | – | – | – | – | 22,640 |
| －分派以股代息 | – on distribution of scrip dividends | 1,019 | – | – | – | – | – | – | – | – | 1,019 |
| 因香港以外業務之幣值換算所產生之滙兌差額 | Exchange difference arising on translation of operations outside Hong Kong | – | – | – | – | – | – | – | 1,458 | – | 1,458 |
| 將紅股撥作資本 | Capitalisation of bonus issue | (609,585) | – | – | – | – | – | – | – | – | (609,585) |
| 將一家附屬公司之紅股撥作資本 | Capitalisation for a bonus issue of shares of a subsidiary | – | – | – | – | 63,297 | – | – | – | (63,297) | – |
| 本年度純利 | Net profit for the year | – | – | – | – | – | – | – | – | 133,040 | 133,040 |
| 本年度股息 | Dividend for the year | | | | | | | | | | |
| －上年度之不足撥備 | – underprovision in prior year | – | 241 | – | – | – | – | – | – | (241) | – |
| －中期股息 | – interim | – | 8,893 | – | – | – | – | – | – | (8,893) | – |
| －末期股息 | – Final | – | 14,245 | – | – | – | – | – | – | (14,245) | – |
| 已派發股息 | Dividend paid | – | (15,642) | – | – | – | – | – | – | – | (15,642) |
| 發行代息股份 | Issue of shares as scrip dividends | – | (2,392) | – | – | – | – | – | – | – | (2,392) |
| 於二零零二年六月三十日及二零零二年七月一日 | At 30 June 2002 and 1 July 2002 | 320,577 | 14,245 | 50 | 1,366,003 | 105,495 | (396,184) | 8,358 | 3,756 | 1,462,786 | 2,885,086 |
| 因下列原因而發行股份所產生之溢價 | Premium arising from issue of shares | | | | | | | | | | |
| －兌換可換股債券 | – on conversion of convertible bonds | 17,460 | – | – | – | – | – | – | – | – | 17,460 |
| －作為購入證券投資之代價 | – as consideration to acquire an investment in securities | 62,700 | – | – | – | – | – | – | – | – | 62,700 |
| －行使認股權證 | – on exercise of warrants | 4,618 | – | – | – | – | – | – | – | – | 4,618 |
| －分派以股代息 | – on distribution of scrip dividends | 11,815 | – | – | – | – | – | – | – | – | 11,815 |
| 因香港以外業務之幣值換算所產生之滙兌差額 | Exchange difference arising on translation of operations outside Hong Kong | – | – | – | – | – | – | – | (4,015) | – | (4,015) |
| 本年度純利 | Net profit for the year | – | – | – | – | – | – | – | – | 191,247 | 191,247 |
| 本年度股息 | Dividend for the year | | | | | | | | | | |
| －上年度之不足撥備 | – underprovision in prior year | – | 243 | – | – | – | – | – | – | (243) | – |
| －中期股息 | – interim | – | 10,089 | – | – | – | – | – | – | (10,089) | – |
| －末期股息 | – final | – | 17,272 | – | – | – | – | – | – | (17,272) | – |
| 已派發股息 | Dividend paid | – | (11,482) | – | – | – | – | – | – | – | (11,482) |
| 發行代息股份 | Issue of shares as scrip dividends | – | (13,095) | – | – | – | – | – | – | – | (13,095) |
| **於二零零三年六月三十日** | **At 30 June 2003** | **417,170** | **17,272** | **50** | **1,366,003** | **105,495** | **(396,184)** | **8,358** | **(259)** | **1,626,429** | **3,144,334** |
| 由下列公司應佔： | Attributable to: | | | | | | | | | | |
| 本公司及其附屬公司 | The Company and its subsidiaries | 417,170 | 17,272 | 50 | 1,366,003 | 105,495 | (396,184) | 8,358 | (259) | 1,626,429 | 3,144,334 |
| 聯營公司 | An associate | – | – | – | – | – | – | – | – | – | – |
| | | 417,170 | 17,272 | 50 | 1,366,003 | 105,495 | (396,184) | 8,358 | (259) | 1,626,429 | 3,144,334 |

## 32. 儲備－續

本公司及本集團之一般儲備為削減本公司每股2.5港元之股份面值（於二零零二年按每股面值0.1港元之普通股每25股合併為一股股份進行之股份合併後）而產生之儲備，方式為二零零二年註銷本公司繳足股本最多每股2.4港元。

本集團之合併儲備指於一九九二年進行集團重組所產生之儲備。

本集團之資本儲備指藉將本公司一間附屬公司之累計溢利撥作資本之方式，發行該附屬公司之紅股所產生之金額。

## 32. RESERVES – Continued

The general reserve of the Company and the Group represents the reserve arising from the reduction of the nominal amount of the shares of the Company (after the consolidation of shares of 25 ordinary shares of HK$0.1 each into 1 share in 2002) of HK$2.5 each by cancelling the paid up capital to the extent of HK$2.4 on each share of the Company in 2002.

The Group's merger reserve represents the reserve arising from the group reorganisation in 1992.

The Group's capital reserve represents the amount arising from a bonus issue of shares of a subsidiary of the Company by way of capitalising the subsidiary's accumulated profits.

| | | Share premium 股份溢價 HK$'000 千港元 | Dividend reserve 股息儲備 HK$'000 千港元 | General reserve 一般儲備 HK$'000 千港元 | Capital redemption reserve 資本購回儲備 HK$'000 千港元 | Special reserve 特別儲備 HK$'000 千港元 | Accumulated profits 累計溢利 HK$'000 千港元 | Total 總額 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|---|
| **本公司** | THE COMPANY | | | | | | | |
| 於二零零一年七月一日 | At 1 July 2001 | 906,503 | 8,900 | - | 50 | 107,947 | 92,835 | 1,116,235 |
| 削減股本所產生之儲備 | Reserve arising from capital reduction | - | - | 1,366,003 | - | - | - | 1,366,003 |
| 因下列原因而發行股份所產生之溢價 | Premium arising from issue of shares | | | | | | | |
| －行使認股權證 | – on exercise of warrants | 22,640 | - | - | - | - | - | 22,640 |
| －以股代息 | – on distribution of scrip dividends | 1,019 | - | - | - | - | - | 1,019 |
| 將紅股撥作資本 | Capitalisation for bonus issue | (609,585) | - | - | - | - | - | (609,585) |
| 本年度虧損淨額 | Net loss for the year | - | - | - | - | - | (3,545) | (3,545) |
| 本年度股息 | Dividend for the year | | | | | | | |
| －上年度之不足撥備 | – *underprovision in prior years* | - | 241 | - | - | - | (241) | - |
| －中期股息 | – interim | - | 8,893 | - | - | - | (8,893) | - |
| －末期股息 | – final | - | 14,245 | - | - | - | (14,245) | - |
| 已派發股息 | Dividend paid | - | (15,642) | - | - | - | - | (15,642) |
| 發行代息股份 | Issue of shares as scrip dividends | - | (2,392) | - | - | - | - | (2,392) |
| 於二零零二年六月三十日及二零零二年七月一日 | At 30 June 2002 and 1 July 2002 | 320,577 | 14,245 | 1,366,003 | 50 | 107,947 | 65,911 | 1,874,733 |
| 因下列原因而發行股份所產生之溢價 | Premium arising from issue of shares | | | | | | | |
| －兌換可換股債券 | – on conversion of convertible bonds | 17,460 | - | - | - | - | - | 17,460 |
| －作為購入證券投資之代價 | – as consideration to acquire an investment in securities | 62,700 | - | - | - | - | - | 62,700 |
| －行使認股權證 | – on exercise of warrants | 4,618 | - | - | - | - | - | 4,618 |
| －以股代息分派 | – on distribution of scrip dividends | 11,815 | - | - | - | - | - | 11,815 |
| 本年度純利 | Net profit for the year | - | - | - | - | - | 14,294 | 14,294 |
| 本年度股息 | Dividend for the year | | | | | | | |
| －上年度之不足撥備 | – underprovision in prior years | - | 243 | - | - | - | (243) | - |
| －中期股息 | – interim | - | 10,089 | - | - | - | (10,089) | - |
| －末期股息 | – final | - | 17,272 | - | - | - | (17,272) | - |
| 已派股息 | Dividend paid | - | (11,482) | - | - | - | - | (11,482) |
| 發行代息股份 | Issue of shares as scrip dividends | - | (13,095) | - | - | - | - | (13,095) |
| **於二零零三年六月三十日** | **At 30 June 2003** | **417,170** | **17,272** | **1,366,003** | **50** | **107,947** | **52,601** | **1,961,043** |

本公司之特別儲備乃指於本公司收購Champion (Cook Islands) Limited及KTT (Cook Islands) Limited之股份當日，該等公司之基本資產賬面淨值與就此項收購而發行之本公司股份面值兩者間之差額。

The Company's special reserve represents the difference between the book values of the underlying net assets of Champion (Cook Islands) Limited and KTT (Cook Islands) Limited at the date on which the shares of these companies were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition.

## 33. 出售附屬公司

## 33. DISPOSAL OF SUBSIDIARIES

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| 已出售資產淨值： | Net assets disposed of: | | |
| 證券投資 | Investments in securities | **725** | – |
| 貿易及其他應收賬款 | Trade and other receivables | **4,683** | – |
| 貿易及其他應付賬款 | Trade and other payables | **(4,500)** | – |
| | | **908** | – |
| 出售附屬公司之虧損 | Loss on disposal of subsidiaries | **(752)** | – |
| | | **156** | – |
| 支付方式： | Satisfied by: | | |
| 現金 | Cash | **156** | – |

年內，已出售附屬公司為本集團之經營現金流量淨額帶來122,966,000港元，而對投資及融資現金流量之貢獻並不重大。於出售附屬公司前，附屬公司之業務已轉讓予其他集團公司。

During the year, the subsidiaries disposed of contributed HK$122,966,000 to the Group's net operating cash flows and insignificant investing and financing cash flows. Prior to the disposal of the subsidiaries, operations of the subsidiaries were transferred to other group companies.

本年度已出售附屬公司為本集團之營業額帶來437,839,000港元，並於本年度帶來純利79,361,000港元。

The subsidiaries disposed of in the current year contributed HK$437,839,000 to the Group's turnover and made a net profit for the year amounting to HK$79,361,000.

## 34. 主要非現金交易

(a) 年內，本集團與多名獨立第三方訂立多項協議，以將本集團於若干電子商貿項目及電訊項目之權益轉讓予多家投資控股公司，總代價分別為426,166,000港元及395,176,000港元，而本集團分別獲得各投資控股公司少於20%之股權作為回報。

(b) 年內，本公司收購4G1 Inc.股本中之15%權益，代價為68,400,000港元，乃以本公司按每股1.2港元之價格發行57,000,000股每股面值0.1港元之股份支付。

(c) 本集團就若干於訂約時資本總值約為78,000港元（二零零二年：2,168,000港元）之資產訂立融資租賃安排。

(d) 於二零零二年，本公司已以代價118,560,000港元收購Cumbrian Range Limited已發行股本19%之權益，有關代價乃以本公司按每股0.1港元之價格發行1,185,600,000股每股面值0.1港元之股份償付。

## 34. MAJOR NON-CASH TRANSACTIONS

(a) During the year, the Group entered into various agreements with independent third parties for the assignment of the Group's interest in certain e-commerce projects and telecommunications projects for a total consideration of HK$426,166,000 and HK$395,176,000 respectively to various investment holding companies and in return obtained equity interests of less than 20% in each of these investment holding companies.

(b) During the year, the Company acquired a 15% interest in the share capital of 4G1 Inc. at a consideration of HK$68,400,000 which was satisfied by the issue of 57,000,000 shares of HK$0.1 each in the Company at a price of HK$1.2 per share.

(c) The Group entered into finance lease arrangements in respect of assets with a total capital value of HK$78,000 (2002: HK$2,168,000) at the inception of the leases.

(d) In 2002, the Company acquired a 19% interest in the issued capital of Cumbrian Range Limited at a consideration of HK$118,560,000 which was satisfied by the issue of 1,185,600,000 shares of HK$0.1 each in the Company at HK$0.1 per share.

## 35. 現金及現金等額之結餘分析 / 35. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

| | | 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 存款、銀行結存及現金 | Deposits, bank balances and cash | **573,142** | 626,001 |
| 銀行透支 | Bank overdrafts | **(83,197)** | (135,627) |
| | | **489,945** | 490,374 |

## 36. 或然負債 / 36. CONTINGENT LIABILITIES

| | | THE COMPANY 本公司 | |
|---|---|---|---|
| | | 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
| 為附屬公司獲批之信貸融資而向銀行作出之擔保 | Guarantees given to banks in respect of credit facilities granted to subsidiaries | **195,800** | 175,800 |

本集團於結算日概無任何重大或然負債。

The Group did not have any significant contingent liabilities at the balance sheet date.

## 37. 資本承擔 / 37. CAPITAL COMMITMENTS

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | 2003 二零零三年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 |
| 物業、廠房及設備和系統及網絡之資本開支: | Capital expenditure in respect of property, plant and equipment and systems and networks: | | |
| 已訂合約但未在財政報告中撥備 | Contracted for but not provided in the financial statements | **42,900** | 44,140 |
| 已授權但未訂合約 | Authorised but not contracted for | **180,306** | 113,822 |
| | | **223,206** | 157,962 |

本公司於結算日概無任何資本承擔。

The Company did not have any capital commitments at the balance sheet date.

## 38. 經營租賃安排

**本集團作為承租人**

於結算日，本集團多項有關租用物業與機器及設備之不可註銷經營租賃日後應付之租賃最低付款額之到期情況如下：

## 38. OPERATING LEASE ARRANGEMENTS

**The Group as lessee**

At the balance sheet date, the Group had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises and machinery and equipment which fall due as follows:

| | | **THE GROUP 本集團** | | | |
|---|---|---|---|---|---|
| | | **2003 二零零三年** | | 2002 二零零二年 | |
| | | **Land and buildings 土地及樓宇 HK$'000 千港元** | **Machinery and equipment 機器及設備 HK$'000 千港元** | Land and buildings 土地及樓宇 HK$'000 千港元 | Machinery and equipment 機器及設備 HK$'000 千港元 |
| 經營租賃屆滿： | Operating leases which expire: | | | | |
| 一年內 | Within one year | **2,134** | **2,753** | 2,735 | 2,980 |
| 第二至第五年（首尾兩年包括在內） | In the second to fifth years inclusive | **5,427** | **3,599** | 3,104 | 5,796 |
| | | **7,561** | **6,352** | 5,839 | 8,776 |

經協商後之平均租賃年期為一至四年，而租金乃按一至四年之平均年期釐訂。

Leases are negotiated for an average term of one to four years and rentals are fixed for an average term of one to four years.

於結算日，本公司多項有關租用物業之不可註銷經營租賃日後應付之租賃最低付款額之到期情況如下：

At the balance sheet date, the Company had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises which fall due as follows:

| | | **THE COMPANY 本公司** | |
|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
| 經營租賃屆滿： | Operating leases which expire: | | |
| 一年內 | Within one year | **638** | 552 |
| 第二至第五年（首尾兩年包括在內） | In the second to fifth years inclusive | **1,064** | – |
| | | **1,702** | 552 |

38. 經營租賃安排－續
**本集團作為出租人**
於結算日，本集團就廠房及機器及電訊網絡與租戶訂立之合約之到期情況如下：

38. OPERATING LEASE ARRANGEMENTS – Continued
**The Group as lessor**
At the balance sheet date, the Group contracted with tenants in respect of plant and machinery and telecommunications networks which fall due as follows:

| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| 一年內 | Within one year | **8,489** | 5,439 |
| 第二至第五年（首尾兩年包括在內） | In the second to fifth years inclusive | **14,825** | 11,583 |
| 於五年後 | After five years | **799** | – |
| | | **24,113** | 17,022 |

39. 關聯人士交易
年內，本公司及各附屬公司（除了看通及其附屬公司（「看通集團」），以及數碼香港及其附屬公司（「數碼香港集團」）以外）曾與看通集團及數碼香港集團進行下列交易：

39. RELATED PARTY TRANSACTIONS
During the year, the Company and its subsidiaries other than Kantone and its subsidiaries (the "Kantone Group") and DIGITALHONGKONG.COM and its subsidiaries (the "DIGITALHK Group") had the following transactions with the Kantone Group and the DIGITALHK Group:

| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 |
|---|---|---|---|
| **與看通集團進行之交易類別** | **Nature of transactions with the Kantone Group** | | |
| 收取有關使用辦公室及其設備及管理服務之費用 | Fees received for the provision of office premises and facilities, and management services | **1,440** | 1,200 |
| 購入傳呼機及器材 | Purchases of pagers and equipment | **47** | 128 |
| 銷售電訊器材 | Sales of telecommunications equipment | **–** | 214 |

此等交易由本集團與各有聯繫公司洽商後進行。購買價按成本加利潤之基準釐定。有關使用辦公室及其設備及管理服務所收取之費用乃根據於一九九六年十二月二十日與看通訂立之管理協議（已於一九九九年十二月一日及二零零二年十一月二十九日重續）以及根據於二零零二年七月二日與看通之附屬公司訂立之其他管理協議之規定支付。

These transactions were carried out after negotiation between the Group and respective related companies. The purchases were determined on a cost plus basis. The fees received for the provisions of office premises and facilities, and management services were in accordance with the management agreement entered into with Kantone dated 20 December 1996, which was renewed on 1 December 1999 and 29 November 2002 as well as other management agreements entered into with subsidiaries of Kantone dated 2 July 2002.

## 39. 關連人士交易－續 / 39. RELATED PARTY TRANSACTIONS – Continued

| | | 2003<br>二零零三年<br>HK$'000<br>千港元 | 2002<br>二零零二年<br>HK$'000<br>千港元 |
|---|---|---|---|
| **與數碼香港集團進行之交易類別** | **Nature of transactions with the DIGITALHK Group** | | |
| 已付登記費、年費及技術費 | Registration fee, annual fee and technical fee paid | **945** | 6,687 |
| 已收行政費 | Administration fees received | **960** | 3,000 |

已付服務費乃由本公司董事參照可比較之市價而釐定，而每月行政費80,000港元（二零零二年：250,000港元）乃根據本公司與數碼香港訂立之管理協議而收取。

The service fees paid were charged with reference to comparable market prices as determined by the directors of the Company while the administration fees were charged at a monthly fee of HK$80,000 (2002: HK$250,000) pursuant to a management agreement entered into between the Company and DIGITALHONGKONG.COM.

## 40. 重大結算日後事項

於二零零三年九月二十六日，本公司行使債券期權並向債券持有人發行本金額為8,000,000美元之1.5厘可換股債券。估計所得之款項淨額約為60,356,000港元，將撥作本集團之一般營運資金。

## 40. SIGNIFICANT POST BALANCE SHEET EVENT

On 26 September 2003, the Company exercised the Bonds Option and principal amount of US$8,000,000 1.5% Convertible Bonds was issued to the Bondholder. The net estimated proceeds of approximately HK$60,356,000 will be used for general working capital of the Group.

## 41. 主要附屬公司

於二零零三年六月三十日，本公司各主要附屬公司之詳情如下：

## 41. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 30 June 2003 are as follows:

| Name of company<br>公司名稱 | Place of incorporation/ operations<br>註冊成立／經營地點 | Nominal value of issued share capital<br>已發行股本面值 | Proportion of nominal value of issued share capital held by the Company<br>本集團應佔之股本權益 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| 100BESTSHOP.COM Limited | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Provision of e-shopping and internet-based activities<br>提供電子購物及互聯網服務 |
| Champion (Cook Islands) Limited* | Cook Islands<br>庫克群島 | Ordinary – HK$1<br>普通股 – 1港元 | 100% | Investment holding<br>投資控股 |
| Champion Consortium Limited | British Virgin Islands/PRC<br>英屬維爾京群島／中國 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Strategic investment<br>策略性投資 |
| Champion Fax Machine Investments Limited | British Virgin Islands/PRC<br>英屬維爾京群島／中國 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Investment holding<br>投資控股 |
| Champion International Investments Limited | British Virgin Islands/PRC<br>英屬維爾京群島／中國 | Ordinary – US$50,000<br>普通股 – 50,000美元 | 100% | Investment in telecommunications networks and e-commerce projects<br>投資電訊網絡及電子商貿項目 |

41. 主要附屬公司－續 41. PRINCIPAL SUBSIDIARIES – Continued

| Name of company<br>公司名稱 | Place of incorporation/ operations<br>註冊成立／經營地點 | Nominal value of issued share capital<br>已發行股本面值 | Proportion of nominal value of issued share capital held by the Company<br>本集團應佔之股本權益 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Champion Luck International Limited<br>駿樂國際有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Property investment<br>物業投資 |
| Champion Million Industries Limited<br>祥萬寶業有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Property investment<br>物業投資 |
| Champion Pacific Investment Limited<br>駿沛投資有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Property investment<br>物業投資 |
| Champion Technology Limited<br>冠軍科技有限公司 | Hong Kong<br>香港 | Ordinary – HK$1,000<br>Deferred – HK$1,000,000<br>普通股 – 1,000港元<br>遞延股 – 1,000,000港元 | 100% | Sales of general systems products and provision of services and software licensing<br>銷售一般系統產品及提供服務及軟件特許權 |
| Champnet Limited<br>冠軍網絡有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Internet business<br>互聯網業務 |
| Chief Champion Limited<br>千全有限公司 | Hong Kong<br>香港 | Ordinary – HK$1,000<br>Deferred – HK$10,000<br>普通股 – 1,000港元<br>遞延股 – 10,000港元 | 100% | Property investment<br>物業投資 |
| Chinese Paging Company Limited<br>中文傳呼有限公司 | Hong Kong<br>香港 | Ordinary – HK$1,000<br>Deferred – HK$2,000,000<br>普通股 – 1,000港元<br>遞延股 – 2,000,000港元 | 100% | Paging operations<br>傳呼業務 |
| Chinese Science & Technology Limited<br>中文科技有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Internet business<br>互聯網業務 |
| Cyber Solutions Inc. | Samoa<br>薩摩亞群島 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Internet business<br>互聯網業務 |
| DIGITALHONGKONG. COM INC. | British Virgin Islands<br>英屬維爾京群島 | Ordinary – US$1<br>普通股 – 1美元 | 78% | Provision of an e-Commerce platform for payment process for global business<br>為全球公司提供電子商貿付款程序平台 |
| DIGITALHONGKONG.COM*<br>數碼香港* | Cayman Islands<br>開曼群島 | Ordinary – HK$15,000,000<br>普通股 – 15,000,000港元 | 78% | Investment holding<br>投資控股 |

| Name of company<br>公司名稱 | Place of incorporation/ operations<br>註冊成立／經營地點 | Nominal value of issued share capital<br>已發行股本面值 | Proportion of nominal value of issued share capital held by the Company<br>本集團應佔之股本權益 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Digital Commerce Limited | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 78% | Development of e-Commerce platform and evaluation of e-Commerce opportunities<br>開發電子商貿平台及評估電子商貿商機 |
| Digital Hong Kong Limited<br>數碼香港國際有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 78% | Provision of e-Commerce platform for payment process<br>提供電子商貿付款平台 |
| Eagle Landmark Limited | British Virgin Islands<br>英屬維爾京群島 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Provision of treasury services<br>提供財政服務 |
| ESP International Group Limited<br>ESP國際信息集團有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Advertising and recruitment agency<br>廣告及招聘代理公司 |
| Happy Commercial Company Limited<br>喜業有限公司 | Macau<br>澳門 | Ordinary – MOP25,000<br>普通股 – 25,000澳門幣 | 100% | Provision of documentation services and management and business consultant<br>提供文件處理服務及管理及商業顧問 |
| Happy Union Development Limited<br>禧聯發展有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Property investment<br>物業投資 |
| Harilela Kantone Telecommunications Limited | Hong Kong<br>香港 | Ordinary – HK$10,000<br>普通股 – 10,000港元 | 55% | Investment in telecommunications activities<br>投資電訊業務 |
| High Win Limited | British Virgin Islands<br>英屬維爾京群島 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Investment holding<br>投資控股 |
| Hong Kong IT Alliance Limited<br>香港資訊科技聯盟有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Information technology development<br>發展資訊科技 |
| Hydro-Cable Limited | British Virgin Islands<br>英屬維爾京群島 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Investment holding<br>投資控股 |
| Internet Vehicles Limited<br>互聯網汽車有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Provision of internet related services<br>提供有關互聯網服務 |
| Kannet Limited<br>看通網絡有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Internet operations<br>互聯網業務 |

41. 主要附屬公司－續

41. PRINCIPAL SUBSIDIARIES – Continued

| Name of company<br>公司名稱 | Place of incorporation/ operations<br>註冊成立／經營地點 | Nominal value of issued share capital<br>已發行股本面值 | Proportion of nominal value of issued share capital held by the Company<br>本集團應佔之股本權益 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Kantel Limited<br>港通電訊電話有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Investment in telecommunications networks<br>投資電訊網絡 |
| Kantone Holdings Limited*<br>看通集團有限公司* | Cayman Islands<br>開曼群島 | Ordinary – HK$222,096,175<br>普通股 – 222,096,175港元 | 57% | Investment holding<br>投資控股 |
| Kantone Paging Company Limited<br>看通中文傳呼有限公司 | Hong Kong<br>香港 | Ordinary – HK$1,000<br>Deferred – HK$2,000,000<br>普通股 – 1,000港元<br>遞延股 – 2,000,000港元 | 100% | Trading in pagers and provision of paging services<br>買賣傳呼機及提供傳呼服務 |
| Kantone (UK) Limited | United Kingdom<br>英國 | Ordinary – £5,500,000<br>普通股 – 5,500,000英鎊 | 57% | Investment holding<br>投資控股 |
| Kontone International Limited<br>港通國際有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Investment holding<br>投資控股 |
| KTT (Cook Islands) Limited* | Cook Islands<br>庫克群島 | Ordinary – HK$10,000<br>普通股 – 10,000港元 | 100% | Investment holding<br>投資控股 |
| Linkit Industries Limited | British Virgin Islands<br>英屬維爾京群島 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Investment in systems and networks<br>投資系統及網絡 |
| Lucky Success Development Limited<br>運成發展有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Property investment<br>物業投資 |
| Lucky Tone Investments Limited<br>祥通投資有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Property investment<br>物業投資 |
| M.C. Holdings Limited | Cayman Islands<br>開曼群島 | Ordinary – £5,500,002<br>普通股 – 5,500,002英鎊 | 57% | Investment holding<br>投資控股 |
| Multitone Electronics PLC | United Kingdom<br>英國 | Ordinary – £3,830,107<br>普通股 – 3,830,107英鎊 | 57% | Investment holding, design and manufacture of telecommunications system and equipment<br>投資控股，設計及生產電訊系統及器材 |
| Multitone Electronics Sdn. Bhd. | Malaysia<br>馬來西亞 | Ordinary – MR285,000<br>普通股 – 285,000馬來西亞元 | 57% | Manufacture of telecommunications equipment<br>生產電訊器材 |

| Name of company<br>公司名稱 | Place of incorporation/ operations<br>註冊成立／經營地點 | Nominal value of issued share capital<br>已發行股本面值 | Proportion of nominal value of issued share capital held by the Company<br>本集團應佔之股本權益 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Multiton Elektronik GmbH | Germany<br>德國 | Ordinary – DM2,000,000<br>普通股 – 2,000,000馬克 | 57% | Distribution of telecommunications equipment<br>生產電訊器材 |
| Multitone Rentals Limited | United Kingdom<br>英國 | Ordinary – £100<br>普通股 – 100英鎊 | 57% | Leasing of system products<br>系統產品租賃 |
| New Telecomm Company Limited<br>新系電訊有限公司 | Hong Kong<br>香港 | Ordinary – HK$6,000,000<br>普通股 – 6,000,000港元 | 100% | Trading in telecommunications equipment and provision of related services<br>買賣電訊器材及提供有關服務 |
| Peak Vantage Limited | British Virgin Islands/Macau<br>英屬維爾京群島／澳門 | Ordinary – US$1<br>普通股 – 1美元 | 57% | Provision of treasury services<br>提供司庫服務 |
| QQKK.COM Limited | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Provision of e-commerce, m-commerce and internet based activities<br>提供電子商貿、流動商貿及互聯網服務 |
| Smart (Macao Commercial Offshore) Ltd<br>佳盛（澳門離岸商業服務）有限公司 | Macau<br>澳門 | Ordinary – MOP100,000<br>普通股 – 100,000澳門幣 | 57% | Provision of services, software licensing and trading in telecommunications equipment<br>提供服務、軟件特許權及買賣電訊器材 |
| Top Gallop International Limited | British Virgin Islands<br>英屬維爾京群島 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Investment holding<br>投資控股 |
| Very Happy International Limited<br>大樂國際有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Property investment<br>物業投資 |
| Victory (Macao Commercial Offshore) Limited<br>進昇（澳門離岸商業服務）有限公司 | Macau<br>澳門 | Ordinary – MOP100,000<br>普通股 – 100,000澳門幣 | 100% | Provision of services, software licensing and trading in telecommunications products<br>提供服務、軟件特許權及買賣電訊產品 |

41. 主要附屬公司－續

41. PRINCIPAL SUBSIDIARIES – Continued

| Name of company<br>公司名稱 | Place of incorporation/ operations<br>註冊成立／經營地點 | Nominal value of issued share capital<br>已發行股本面值 | Proportion of nominal value of issued share capital held by the Company<br>本集團應佔之股本權益 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Y28.COM Inc. | British Virgin Islands<br>英屬維爾京群島 | Ordinary – US$1<br>普通股 – 1美元 | 100% | Provision of e-commerce, m-commerce and internet based activities<br>提供電子商貿、流動商貿及互聯網服務 |
| Y28.COM Limited<br>威易發有限公司 | Hong Kong<br>香港 | Ordinary – HK$2<br>普通股 – 2港元 | 100% | Provision of e-commerce, m-commerce and internet based activities<br>提供電子商貿、流動商貿及互聯網服務 |
| Y28.Innovations | Cayman Islands<br>開曼群島 | Ordinary – HK$0.1<br>普通股 – 0.1港元 | 100% | Provision of e-commerce, m-commerce and internet based activities<br>提供電子商貿、流動商貿及互聯網服務 |
| Zonal Care Incorporated | British Virgin Islands/Macau<br>英屬維爾京群島／澳門 | Ordinary – US$1<br>普通股 – 1美元 | 57% | Investments in e-Commerce projects<br>投資電子商貿項目 |

* 由本公司直接持有

由本集團持有之上述各附屬公司之遞延股均賦予持有人權利：

(a) 倘該等公司於其任何一個財政年度之純利超逾100,000,000,000港元時，向該等公司收取按年息5厘計算之定額非累積股息；及

(b) 於公司清盤時，待本公司之普通股持有人於該清盤中獲分派總額100,000,000,000港元後，自本公司之剩餘資產中獲退還彼等就所持之遞延股份而繳付之股本。

上表所列之本公司附屬公司乃董事會認為能夠反映大部分本集團本年度業績或佔有本集團淨資產重大部分之附屬公司。董事會認為，倘將其他附屬公司之詳情一併列出，則會令資料過於冗長。

各附屬公司於二零零三年六月三十日或年內任何時間均無任何債務證券。

* *Directly held by the Company*

The deferred shares, which are held by the Group, of each of the above-mentioned subsidiaries entitled the holders thereof to:

(a) a fixed non-cumulative dividend at the rate of 5% per annum for any financial year of the company in question in respect of which the net profits of such company exceed HK$100,000,000,000; and

(b) on a winding-up, a return of the capital paid up on such shares out of the surplus assets of the company in question after a total sum of HK$100,000,000,000 has been distributed in such winding up in respect of each of the ordinary shares of such company.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities subsisting at 30 June 2003 or at any time during the year.

# Financial Summary 財務摘要

## 業績 RESULTS

| | | Year ended 30 June 截至六月三十日止年度 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | 2001 二零零一年 HK$'000 千港元 | 2000 二零零零年 HK$'000 千港元 | 1999 一九九九年 HK$'000 千港元 | 1998 一九九八年 HK$'000 千港元 | 1997 一九九七年 HK$'000 千港元 | 1996 一九九六年 HK$'000 千港元 | 1995 一九九五年 HK$'000 千港元 | 1994 一九九四年 HK$'000 千港元 | 1993 一九九三年 HK$'000 千港元 |
| 營業額 | TURNOVER | **1,851,848** | 1,633,388 | 1,510,779 | 1,457,181 | 1,393,682 | 1,276,561 | 1,157,481 | 1,025,187 | 766,436 | 553,229 | 298,618 |
| 除稅前日常業務溢利 | PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION | | | | | | | | | | | |
| 未計其他經營項目之持續經營業務* | Continuing operations excluding other operating items* | **367,550** | 205,313 | 296,272 | 436,035 | 303,533 | 292,972 | 292,533 | 261,203 | 207,866 | 181,600 | 143,059 |
| 其他經營項目* | Other operating items* | **(127,387)** | (72,893) | (5,573) | (83,307) | (91,532) | (88,005) | (3,980) | (16,027) | - | - | 5,714 |
| | | **240,163** | 132,420 | 290,699 | 352,728 | 212,001 | 204,967 | 288,553 | 245,176 | 207,866 | 181,600 | 148,773 |
| 攤佔聯營公司虧損 | SHARE OF LOSS OF AN ASSOCIATED COMPANY | **-** | - | - | - | - | - | - | - | (4,607) | - | - |
| | | **240,163** | 132,420 | 290,699 | 352,728 | 212,001 | 204,967 | 288,553 | 245,176 | 203,259 | 181,600 | 148,773 |
| 稅項(支出)撥回 | TAXATION (CHARGE) CREDIT | **(1,429)** | (427) | (584) | (3,013) | (1,215) | (140) | (373) | 1,207 | (2,869) | (1,283) | (9,104) |
| 未計少數股東權益之溢利* | PROFIT BEFORE MINORITY INTERESTS* | **238,734** | 131,993 | 290,115 | 349,715 | 210,786 | 204,827 | 288,180 | 246,383 | 200,390 | 180,317 | 139,669 |
| 少數股東權益* | MINORITY INTERESTS* | **(47,487)** | 1,047 | (40,712) | (45,860) | (25,234) | (24,627) | (17,361) | - | - | - | - |
| 本年度純利* | NET PROFIT FOR THE YEAR* | **191,247** | 133,040 | 249,403 | 303,855 | 185,552 | 180,200 | 270,819 | 246,383 | 200,390 | 180,317 | 139,669 |
| 股息 | DIVIDENDS | **27,604** | 23,379 | 16,286 | 25,389 | 13,868 | 8,338 | 312,531 | 54,690 | 42,436 | 64,430 | 53,556 |

## 資產及負債 ASSETS AND LIABILITIES

| | | At 30 June 於六月三十日 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | **2003 二零零三年 HK$'000 千港元** | 2002 二零零二年 HK$'000 千港元 | 2001 二零零一年 HK$'000 千港元 | 2000 二零零零年 HK$'000 千港元 | 1999 一九九九年 HK$'000 千港元 | 1998 一九九八年 HK$'000 千港元 | 1997 一九九七年 HK$'000 千港元 | 1996 一九九六年 HK$'000 千港元 | 1995 一九九五年 HK$'000 千港元 | 1994 一九九四年 HK$'000 千港元 | 1993 一九九三年 HK$'000 千港元 |
| 資產總值 | TOTAL ASSETS | **4,280,035** | 3,941,869 | 3,444,962 | 3,420,308 | 2,707,071 | 2,285,355 | 2,075,242 | 1,870,557 | 1,494,284 | 1,205,174 | 898,107 |
| 負債總額及少數股東權益*# | TOTAL LIABILITIES AND MINORITY INTERESTS*# | **1,069,271** | 999,805 | 863,070 | 1,080,081 | 707,079 | 667,181 | 627,929 | 521,740 | 487,628 | 366,320 | 57,918 |
| 股東資金*# | SHAREHOLDERS' FUNDS*# | **3,210,764** | 2,942,064 | 2,581,892 | 2,340,227 | 1,999,992 | 1,618,174 | 1,447,313 | 1,348,817 | 1,006,656 | 838,854 | 840,189 |

* 二零零二年及二零零一年之比較數字已於採納新訂及經修訂會計實務準則後予以重列。

* Comparative figures for 2002 and 2001 have been restated following the adoption of new and revised Statement of Standard Accounting Practice.

# 一九九三年至二零零一年年度之比較數字已根據本集團採納之全新及經修訂會計實務準則而予以重列，以達致一致之呈報方式。

# Comparative figures for 1993-2001 have been restated in accordance with the new and revised Statement of Standard Accounting Practice adopted by the Group to achieve a consistent presentation.

# 財務撮要

| | **二零零三年 千港元** | 二零零二年 千港元 | 二零零一年 千港元 | 二零零零年 千港元 | 一九九九年 千港元 |
|---|---|---|---|---|---|
| **業績（截至六月三十日止年度）** | | | | | |
| －營業額 | **1,851,848** | 1,633,388 | 1,510,779 | 1,457,181 | 1,393,682 |
| －未計入利息、稅項、折舊及攤銷之盈利 (EBITDA) | **669,887** | 563,171[1] | 632,993[1] | 596,344 | 492,029 |
| －純利 | **191,247** | 133,040[1] | 249,403[1] | 303,855 | 185,552 |
| －股息 | **27,604** | 23,379 | 16,286 | 25,389 | 13,868 |
| **財務狀況（於六月三十日）** | | | | | |
| －現金及現金等額 | **489,945** | 490,374 | 454,426 | 541,136 | 595,395 |
| －資產總值 | **4,280,035** | 3,941,869 | 3,444,962 | 3,420,308 | 2,707,071 |
| －股東資金 | **3,210,764** | 2,942,064[1] | 2,581,892[1] | 2,340,227 | 1,999,992 |
| **財務比率（於六月三十日）** | | | | | |
| －流動資產／流動負債 | **2.83** | 2.15[2] | 2.26[2] | 1.30 | 2.12 |
| －資產／股東資金 | **1.33** | 1.34[2] | 1.33[2] | 1.46 | 1.35 |
| －營業額／資產 | **0.43** | 0.41 | 0.44 | 0.43 | 0.51 |
| －貸款權益比率 | **0.17** | 0.18[2] | 0.17[2] | 0.19 | 0.22 |

*附註：*

1. 本年度，由於採用「會計實務準則」第34號，集團須就其定額退休計劃而進行成本確認，並因而作出金額分別為5百5拾7萬3千港元及6千5百8拾4萬港元之二零零一年及二零零二年前期調整。有關前期調整令截至六月三十日之二零零一年度及二零零二年度未計入利息、稅項、折舊及攤銷之盈利（EBITDA）相應下調。同樣地，在計入少數股東權益之影響後，二零零一年及二零零二年之純利因前期調整分別下調3百1拾7萬6千港元及3千7百5拾3萬港元。

2. 此等數字已按上述之重列結果而重新計算。

**持續十一年保持純利**
**（千港元）**



176,003
238,160
317,602
415,326
505,826
415,744
492,029
596,344
638,566
629,011
669,887
139,669
180,317
200,390
246,983
270,819
180,200
185,552
303,855
252,579
249,403
170,570
133,040
191,247
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
未計入利息、稅項、折舊及攤銷之盈利(EBITDA)
純利
未計入上述重列前之數額：
2002年 2001年
千港元 千港元
未計入利息、稅項、折舊及攤銷之盈利 (EBITDA) 629,011 638,566
純利 170,570 252,579

# 企業資信

**執行董事**
簡文樂（主席）
簡堅良（行政總裁）
黎日光

**獨立非執行董事**
張美霞
苗禮
Francis Gilbert KNIGHT
梁雄健教授
葉培大教授
Frank BLEACKLEY

**公司秘書**
張美霞

**註冊辦事處**
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

**主要辦事處**
香港柴灣
寧富街1號
看通中心頂樓

**企業辦事處**
香港中環
交易廣場1期1702室

**主要往來銀行**
中國銀行（香港）有限公司
花旗銀行
星展銀行（香港）有限公司
渣打銀行
香港上海匯豐銀行有限公司
UFJ銀行

**核數師**
德勤•關黃陳方會計師行
香港中環
干諾道中111號
永安中心26樓

**主要股份過戶登記處**
Butterfield Fund Services (Bermuda) Limited
65 Front Street
Hamilton
Bermuda

**股份過戶登記處香港分處**
秘書商業服務有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心

**預託證券託管銀行**
花旗銀行
美國預託證券
111 Wall Street, 5th Floor
New York, NY 10043
U.S.A.

**企業網址**
http://www.champion**technology**.com

**股票編號**
0092

**查詢或索取資料**
冠軍科技集團有限公司
投資關係部
香港
柴灣
寧富街1號
看通中心

電子郵件: ir@champion**technology**.com

## 主席報告

**致各位股東：**

本人欣然呈報集團自一九九二年上市以來之連續第十一年持續盈利業績。

二零零三財政年度是峰迴路轉的一年。年度之初，中東局勢持續緊張，其後更一觸即發，至三月正式開戰；「沙士」（嚴重急性呼吸系統綜合症Severe Acute Respiratory Syndrome(SARS)）在同期之爆發更令情況雪上加霜，亞洲數個地區之經濟受嚴重影響，並同時響起全球健康警號。然而，柳暗花明，財政年度終結時又是另一番新景象，「沙士」受到控制，而中國及香港簽署「更緊密經貿關係安排」(Closer Economic Partnership Arrangement(CEPA))，加強兩地之貿易及投資關係發展，為市面加添了良好氣氛。

數星期前，在「更緊密經貿關係安排」之基礎上，中國向香港放寬電信界別，允許香港服務提供者參與提供五項增值電信服務，此消息令本人對前景更感振奮。

### 無線電業務 發展無限

在集團之一九九五年報內，本人曾談及隨著互聯網之發展，集團之信息傳送服務，將會漸次演進至能夠透過無線電流動接收器，接入及收取互聯網數據及資信。在一九九九年，本人也曾指出無線電互聯網將會是下一浪大趨勢。事實上，直至二零零三年，無線電在改善及豐富我們之生活、工作及娛樂方面，仍然只屬起步階段。

憑著互聯網及互聯網規格為本網絡，員工現時可以透過各種設施如傳呼機、蜂巢式電話、智能電話、個人數碼助理(PDA)、流動個人電腦及機頂盒等，安全可靠地以無線電方法接收企業資信。上述之電子設備在運算能力及記憶容量方面均可媲美桌上電腦等器材，而其電池儲備亦可讓員工離開辦公室作較長時間使用。

事實上，按照目前流動設施之容量、無線電及流動網絡之速度、以及通信服務之價格水平，已經可以讓流動企業應用作廣泛使用。

冠軍科技之無線電通信解決方案焦點為可作全面流動性使用，以及可協助客戶重組及重整工序以增加生產力及投資回報。集團之客戶來自各行各業，包括政府、酒店、緊急服務、電信、健康護理、零售及化工廠房等。

### 集團業績

於二零零三財政年度，集團在營運及財務表現方面均持續進步。在市況不景之情況下，我們經已作出適當調整，並作出三至五年期之策略性定位。為達致更高盈利能力以及取得更佳資本投資回報，集團重訂項目之優先次序，並透過加強外判以及與外界分銷商及特許經營商合作推廣集團產品及服務，從而減低資本開支以及精簡成本架構。集團之業績整體有所改善：

- 收入達**18**億**5**千**2**百萬港元，較去年上升**13%**。

- 未計入利息、税項、折舊及攤銷之盈利**(EBITDA)**為**6**億**7**千萬港元，較去年之**5**億**6**千**3**百萬港元上升**19%**。*

- 純利為**1**億**9**千**1**百萬港元，較去年之**1**億**3**千**3**百萬港元上升**44%**。*

* *由於採用「會計實務準則」第34號，去年之未計入利息、税項、折舊及攤銷之盈利(EBITDA)及純利已作重列；在重列前之數字則分別為6億2千9百萬港元及1億7千1百萬港元。詳請參閱下文之「管理層討論及分析」。*

集團於年度終結時持有現金**5**億**7**千**3**百萬港元，此持續穩健之財務狀況，讓集團能夠把握進一步的投資機會，尤其目前國內之經濟前景樂觀，加上「更緊密經貿關係安排」帶來正面影響，正是投資良機。

由於業績令人滿意，集團董事會建議派發末期股息每股**2.6**港仙（二零零二年：每股**2.5**港仙）。計入中期股息，全年派發之股息較去年上升**18%**。

## 展望

本人對無線電國際市場之整體前景感到樂觀。以我們之主要市場中國為例，目前只有兩成人口使用有線或無線電話，而香港及美國之有關數字則分別為逾九成及七成；此顯示約有近十億中國人是該服務之潛在客戶，中國市場需求之大令其佔全球電信市場增長之五成。預期至二零零五年，中國市場之規模將為美國之兩倍。

冠軍集團在中國營商已超過十年；近期，中國在「更緊密經貿關係安排」的基礎上放寬電信界別，允許加入五項增值電信服務，更進一步拓闊了集團在流動通信及無線電服務之商機。我們正研究加強投資於與內容信息、互聯網接入及熱線服務中心相關之範疇。

集團將抓緊時機繼續進行策略性投資、建立合作聯盟以及作出合適之收購活動，從而取得能夠加強集團現有技術或能夠令集團可更迅速回應市場之重要科技。集團將會與各界供應商及科技夥伴進行更緊密合作，開發可應用於無線電市場之整合解決方案及組件產品。

最後，本人謹此向各股東及投資者致謝，感謝閣下多年來一直均對集團保持信任及信心。同時，本人亦對集團董事會之專業意見及鼎力支持，以及集團管理層及員工之忠誠盡心及全力以赴，深表謝意。

*董事會主席*
**簡文樂**
二零零三年十月二十四日

## 管理層討論及分析

### 總覽

在回顧年度內，全球經濟及投資氣候續具挑戰性。中東開戰以及「沙士」之爆發幾乎同時於二零零三財政年度之下半年內發生。此情況令某些業務活動受影響，而新項目也須待國際交通運作恢復正常方可繼續。可幸的是，戰事很快結束，而「沙士」也於六月尾前受到控制。至九月，我們基本上已重拾動力。「更緊密經貿關係安排」於六月簽署，再加上中國其後放寬香港電信界參與國內市場，均進一步令整體投資氣氛向好，為集團在無線電通信及移動服務方面帶來優良商機。

### 業務回顧

集團之中國業務繼續保持動力，年內錄得營業額14億3千4百萬港元，去年同期之比較數字為12億9千8百萬港元。集團之中國業務表現良好，主要受惠於中國之電信業快速增長，因而令相關之無線電基建支出呈現整體增長；倘若撇除因「沙士」而令部分訂單出現延緩，集團之業績預期將錄得更佳增長。

歐洲之銷售情況保持穩定增長，營業額上升25%至3億5百萬港元；其他市場之銷售情況，包括美國市場，也繼續凝聚動力。

集團之焦點繼續放在客戶特設資信科技解決方案，而新業務之焦點則放在為專門市場開發軟件強化無線電信息傳送、無線電產品及系統、以及網絡及互聯網接入產品及解決方案。就策略投資而言，集團於二零零二年十一月宣佈投資入股4G1 Inc.，該公司之核心業務為開發新一代流動通信系統。配合新一代的流動通信發展，集團將可提供更具彈性之無線電通信產品組合。期望新科技可流暢地引入全球覆蓋性能，以及整合不斷推陳出新之互聯網網絡新標準及規格，從而配合固定網絡及無線電網絡在數據、話音及影像服務方面之需要。

在互聯網及電子商貿方面，集團繼續建立客戶基礎以及拓闊產品及服務系列。集團之旗艦入門網站及互聯網數據中心Y28創新科技(Y28 Innovations)，現已增設新收費頻道以及加入更多網上購物店，售賣各類商品如紀念品、化粧品、健康護理用品、配飾及裝飾品等。而集團之網上指南亦吸引不同類型客戶，令收入增加。同時，Y28新聞頻道已經可以透過手提電子設備如個人數碼助理(PDA)，以流動互聯網服務之形式，接收互聯網上之資信，把手提通信器材或新一代電話轉化為流動無線資信傳送設備。

與此同時，集團之軟件編製隊伍現繼續為其他企業客戶開發商業對商業網上交易平台。新的焦點為媒體內容開發，例如以流動應用為主之多媒體信息服務(MMS)及短信服務(SMS)等。

### 看通集團有限公司（「看通」）

看通集團在回顧期內之整體表現滿意。截至二零零三年六月三十日止年度，看通錄得營業額8億1千5百萬港元，較去年上升13%；純利為1億1千萬港元，較去年之6千3百3拾萬港元（未計入按照「會計實務準則」第34號而作出之前期年度調整6千5百9拾萬港元）上升74%；如採用「會計實務準則」第34號，集團去年則錄得淨虧損2百6拾萬港元*（詳情請參閱下文之「財務表現」）*。

看通推出之綜合傳信系統（Access Integrator Messaging System (AIMS)）具備DECT、傳信、TCP/IP及網絡傳信效能，並可與各種內置及外置器材綜合使用，市場反應良好。同時，看通之歐洲營運部已成立新的管理人員隊伍，並實行小組生產模式，期望提升營運效率，並令產量更能緊貼客戶需求，從而減少存貨，為客戶及集團帶來裨益。

看通繼續是緊急及救援服務界客戶之首選關鍵性通信服務供應商，佔有六成英國醫護市場及八成五英國消防服務市場。大型機構及公共界別收緊資信科技開支預算正為看通帶來商機；該等客戶（尤其在歐洲及美洲）目前均偏好選用具成本效益及性能可靠之窄頻通信基建，以結合其現有之通信系統，看通正是此範疇之主要供應商。

在回顧期內，看通取得合約為美國一連鎖式醫院集團供應及裝設全面化窄頻通信系統。作為美國市場之認可區域通信系統供應商，看通正開啟了無限商機之門；預期美國聯邦政府及有關部門將有多個無線電系統需要進行升級或更換。

## 數碼香港

數碼香港經已調整及更新策略定位以拓闊收入基礎，目前經營之三類互補業務包括：提供互聯網及電子商貿組成方案；提供資信科技顧問及技術支援服務；以及策略性投資於合適之科技項目以提供全面解決方案。

由於市場競爭激烈，而電子商貿在香港亦發展需時，因此數碼香港在拓展業務目標時均採取審慎策略。在嚴格監控資源運用及管理之情況下，部分項目之發展計劃需要延緩或修正。然而，集團仍然繼續致力開拓與電子商貿解決方案相關之業務，並經已簽署合約為中國市場開發電子商貿平台。

數碼香港之審慎策略已見成果，連續十季及連續兩年錄得盈利。截至二零零三年六月三十日止年度，數碼香港分別錄得溢利淨額14萬2千港元及營業額9百6拾4萬2千港元。

## 財務表現

回顧期內，集團繼續審慎投資於新產品開發及新科技，藉以加強產品及服務組合。同時，透過有效成本監控及把資源更有效分配至現有業務，集團得以在經濟普遍疲弱及全球外圍因素看淡之情況下，繼續保持盈利。

## 營業額

於截至二零零三年六月三十日止年度，集團錄得經審核綜合營業額18億5千2百萬港元，較去年之比較數字16億3千3百萬港元上升13%。營業額增長乃由於整體銷售額有所上升，其中中國市場佔總額之14億3千4百萬港元，較去年之12億9千8百萬港元上升10%。「沙士」對集團部份業務造成影響，包括令部份貨品延遲付運以及應收賬項之付款期延長。但鑒於整體市場對電信器材及服務需求仍有增長，集團營業額比去年有所提升。

歐洲地區之營業額上升25%至3億5百萬港元，其他地區之營業額亦上升25%至1億1千3百萬港元。

## 盈利

於截至二零零三年六月三十日止年度，集團純利為1億9千1百萬港元，較去年之1億7千1百萬港元（未計入按照「會計實務準則」第34號而作出之前期調整3千8百萬港元）上升12%，而較去年同期之比較數字1億3千3百萬港元（計入「會計實務準則」第34號而作出之前期調整）則上升44%。每股盈利31.44港仙。未計入利息、稅項、折舊及攤銷之盈利(EBITDA)為6億7千萬港元，較去年之比較數字5億6千3百萬港元上升19%。

***於回顧年度內，集團因採用了多項香港會計師公會所頒佈之新訂及經修訂「會計實務準則」，而導致會計政策出現多項轉變。當中採用「會計實務準則」第34號，集團須就其附屬公司看通集團有限公司之定額退休計劃進行成本確認，並因而作出計入少數股東權益影響後之前期調整3千8百萬港元，令集團去年之純利重列至1億3千3百萬港元，調整前則為1億7千1百萬港元。同樣地，集團去年之未計入利息、稅項、折舊及攤銷之盈利(EDITDA)在確認成本總額6千6百萬港元後由6億2千9百萬港元重列至5億6千3百萬港元。有關之調整純粹基於會計政策之轉變而作出，並無涉及現金項目，亦不影響集團之財務穩健性及集團業績表現。***

集團能夠有效控制成本、提高業務營運邊際利潤、以及歐洲業務之業績改善，均有助整體盈利上升。有關科技開發及電子商貿及通信投資項目之折舊及攤銷保持平穩，數字為4億2百萬港元；而互聯網投資項目及電信項目之減值撥備分別為9千2百萬港元及3千5百萬港元。有關之減值撥備乃因集團重新釐定其電子商貿及電信項目權益而導致。

### 流動資金及財務資源

年內，集團均保持淨現金狀態。於二零零三年六月三十日，集團之存款、銀行結餘及現金合共5億7千3百萬港元。按集團總貸款額5億5千6百萬港元（二零零二年：5億2千7百萬港元）及股東資金32億1千1百萬港元（二零零二年（已重列）：29億4千2百萬港元）計算，本年度末之集團貸款權益比率為0.17（二零零二年（已重列）：0.18）。

集團總貸款包括銀行借貸4億9千萬港元（二零零二年：4億3千3百萬港元）、大宗折扣貸款2千2百萬港元（二零零二年：3千萬港元）、融資租賃承擔1百萬港元（二零零二年：2百萬港元）；及可換股債券4千3百萬港元（二零零二年：6千2百萬港元）。銀行借貸主要用作集團營運資金，於截至二零零三年六月三十日止年度之財務費用為2千7百萬港元（二零零二年：3千1百萬港元）。

於二零零三年六月三十日，賬面淨值為1千萬港元（二零零二年：9百萬港元）之本集團若干土地及樓宇已抵押予銀行，以作為本集團獲得銀行融資之擔保。

集團並無進行任何有關利率或匯率之投機買賣活動。為減輕集團因日常業務交易而承受之外匯風險，管理層已盡力配對外幣收入及支出。管理層亦會繼續就高外匯風險業務交易運用合適之對沖工具。

### 於截至二零零三年六月三十日止年度完結後之新進展

根據集團於二零零二年五月與瑞士信貸第一波士頓（香港）有限公司訂立之「發行最多達24,000,000美元年息1.5厘於二零零五年到期之非上市及無抵押可換股債券」認購協議，集團已於二零零三年九月發行本金總額8,000,000美元（相當於約62,400,000港元）之第二批債券。有關金額令集團現金提升6千4百萬港元，並進一步鞏固其財政狀況。

### 末期股息及以股代息計劃

董事會建議向於二零零三年十一月二十六日名列本公司股東名冊之股東派發截至二零零三年六月三十日止年度之末期股息每股2.6港仙（二零零二年：每股2.5港仙），惟須待股東於即將召開之股東周年大會中通過方可作實。計入二零零三年六月十六日派發之中期股息每股1.6港仙後，全年派發之股息預計達2千7百6拾萬港元，較去年之2千3百4拾萬港元上升18%。

該等末期股息將會根據以股代息之方法，以入賬列作繳足股款之本公司新股向股東配發；惟股東亦可選擇收取現金作為全部或部份股息以代替上述獲配發之股份（「以股代息計劃」）。

以股代息計劃須獲香港聯合交易所有限公司（「聯交所」）上市委員會批准按該計劃而發行的股份上市並准予買賣後，方可作實。載有以股代息計劃詳情之通函及選擇表格將盡快寄予本公司之股東。

按照以股代息計劃發行之股票及股息權證預計將於二零零四年一月二十八日或之前送達合資格股東。

採用「會計實務準則」第34號而重列之集團業績

| | 截至六月三十日止 | | |
|---|---|---|---|
| | 二零零三年 | 二零零二年 | 二零零二年 |
| | 千港元 | 千港元<br>（重列） | 千港元<br>（根據2002年報） |
| 未計入利息、稅項、折舊及攤銷之盈利 (EBITDA) | 669,887 | 563,171 | 629,011 |
| 純利（淨虧損） | 191,247 | 133,040 | 170,570 |
| 每股盈利 | | | |
| —基本（港仙） | 31.44 | 25.06 | 32.13 |

# 董事及高層管理人員

### 執行董事

**簡文樂**，本集團創辦人及主席。彼亦為香港聯合交易所有限公司（「聯交所」）主板上市公司看通集團有限公司及創業板上市公司數碼香港主席。彼持有中文大學工商管理學碩士學位，於電腦及電信業累積逾三十年經驗，這有助全面推行電子商貿科技，也正是當前業務致勝之道。彼亦為香港電子商業研究系列之作者，該系列由數碼香港出版，將彼在資信科技上的經驗及對未來網上生活的構想牢牢地連繫起來。於一九八七年成立冠軍科技集團以前，彼曾任英國大東電報局的電腦附屬公司亞洲電腦有限公司之總經理。

在公職方面，彼曾先後兩次參與聯交所之公司管治工作小組（於一九九四年至一九九五年及於一九九九年至二零零零年），亦曾為創業板上市委員會成員（於一九九九年至二零零三年）。彼現時連續第二屆獲選為香港工業總會香港資信科技業議會主席，目前亦為香港工業總會委員會委員及香港立法會選舉委員會資信科技界委員。此外，彼亦為香港貿易發展局電子及電器業諮詢委員會委員、中國安徽省人民政治協商委員會委員、及中華人民共和國香港特別行政區全國人民代表大會代表選舉會議成員。

彼亦獲委任為中電控股有限公司之獨立非執行董事。

**簡堅良**，本集團執行董事及行政總裁，亦為本集團附屬公司看通集團非執行董事，為簡文樂先生之胞弟。彼負責製訂及監控集團之整體政策、發展策略以及全球營運及管理事宜。彼於一九八八年加入本集團之前，曾於香港多間國際公司擔任管理要職，持有加拿大Dalhousie University工商管理學碩士銜及加拿大University of Alberta經濟學碩士銜。

彼目前為電訊管理局電訊標準諮詢委員會成員；以及香港工業總會香港資信科技業議會國際發展及合作分組、中國發展及合作分組、及政府資金補助分組成員。此外，彼亦為香港資信科技聯盟屬下資信科技組幹事。

**黎日光**，本集團執行董事及財務總監，負責集團之財務及會計政策及監控。彼亦為本集團附屬公司看通集團之署理行政總裁及財務總監，持有香港中文大學工商管理學學士銜，擁有逾三十年之會計、審核及公司秘書事務經驗。是英國特許會計師公會及香港會計師公會之資深會員，亦是香港特別行政區註冊執業會計師。

### 獨立非執行董事

**張美霞**，香港執業律師，自一九九二年起擔任本集團獨立非執行董事及公司秘書。

**苗禮**，自一九九二年起擔任本集團獨立非執行董事；此外，亦為本集團英國附屬公司無敵通(Multitone)副主席及非執行董事。彼為Asia Pacific Financial Management Limited 董事總經理。曾歷任香港電信之副行政總監及英國大東電報局亞太區總裁。為英國及威爾斯特許會計師公會之會員，並為香港國際財務人員聯會(Hong Kong Institute of the International Association of Financial Executives)之前任主席。

**Francis Gilbert KNIGHT**，自二零零零年二月起出任本集團獨立非執行董事。彼亦為私人公司Asian Security and Investigation Services Limited之主席兼董事總經理。彼為British Institute of Directors、British Institute of Management、the American Society for Industrial Security及International Association of Police Chiefs之會員。彼擁有逾二十年版權保障、保安及商業調查方面之經驗，並為多個主要團體之保安顧問。

# 董事及高層管理人員

**梁雄健教授**，自二零零一年十一月起擔任本集團獨立非執行董事。梁教授於中國擁有逾三十年無線電通信經驗，自一九八六年起至今一直出任北京郵電大學管理工程系教授，彼目前亦為北京郵電大學電信管理學院理事。於一九八六年至一九九三年期間，彼為北京郵電大學管理工程系系主任。彼其他之職務包括全國政協委員、北京市人大代表、通信經濟與管理委員會主任及中國通信學會理事。彼亦為國內企業聯通國脈通信股份有限公司之獨立董事，聯通國脈乃聯通集團成員，於上海證券交易所掛牌，專門從事數據通信、信息傳送及無線電信。

梁教授廣為香港電信界所熟悉，曾多次獲邀於香港及區內之各類重要無線電及電信會議中，擔任主席或進行演說。

**葉培大教授**，自二零零一年十一月起擔任本集團獨立非執行董事。彼為北京郵電大學教授及榮譽主席、朗訊科技光纖公司(Lucent Technologies Fibre Optic Cable Company)董事、以及中國科學學院資深會員。

**Frank BLEACKLEY**，自二零零一年十一月起擔任本集團獨立非執行董事。彼曾為集寶保安集團(Chubb Security Group)旗下之集寶中國控股有限公司(Chubb China Holdings Limited)之董事總經理；集寶保安集團為英國公司，專門製造及分銷保安產品及系統。彼在業務開拓及管理位於香港及國內之合營公司方面，擁有接近三十年經驗。

## 高層管理人員

**簡文輝**，本集團系統發展執行副總裁，在本地及海外從事資信科技業逾二十年，自一九九四年起負責集團網絡及電信系統之運作及擴展，並統籌及聯系各主要商業夥伴，發展集團之互聯網相關業務。彼持有加拿大University of Alberta之碩士銜。

**夏淑玲**，本集團企業發展執行副總裁，亦為本集團附屬公司數碼香港之執行董事。負責驅動本集團企業財務及策略發展，亦為集團尋覓合適企業以建立策略夥伴及聯盟關係。

彼於一九九二年加入本集團，統籌冠軍科技集團內三家上市公司之上市及企業發展事宜。彼持有香港大學文學士銜及香港中文大學工商管理碩士銜。目前亦為香港城市大學電腦學系顧問委員會委員，以及香港工業總會香港資信科技業議會國際發展及合作分組召集人。彼亦獲香港科技園公司委任，成為其科培輔導計劃之輔導顧問。

**古健卿**，本集團財務高級副總裁，負責集團之整體財務運作，於一九八九年加入本集團之前，彼曾服務於國際會計師行，並從中獲得寶貴會計事務經驗。彼持有香港理工大學會計學學士銜，並為香港會計師公會及英國執業會計師公會會員。

**馮建良**，本集團微型電子高級副總裁，亦為本集團附屬公司看通集團之執行董事及無敵通之非執行董事。彼負責監控集團之研究及開發，以支援環球營運。

彼在軟件及產品開發方面擁有逾二十年經驗，於一九八七年加入冠軍科技集團出任技術經理。近年，彼專注於開發信息傳送系統，以作無線互聯網應用。

彼持有香港理工大學理學及電子學學士銜，以及香港大學電子工程學碩士銜。彼為註冊工程師，並為電子工程師學會及香港工程師學會之會員。

**Luiz Octavio VILLA-LOBOS**，本集團附屬公司巴西無敵通董事總經理，負責運作及管理本集團屬下無敵通之巴西附屬公司。彼亦為本集團之互動知識傳遞系統副總裁，按客戶需要制訂企業方案。彼於一九九七年加入本集團，由起始建立集團於巴西之業務。彼持有由法國Sup'Aero頒發之航空工程學碩士學位、以及倫敦大學商科學院之工商管理學碩士銜。

**Roy GOSS**，本集團駐澳門國際商貿董事。彼在財務及電信方面擁有各類貼合需要之專家經驗，並曾在中東及澳門服務各類通信企業近二十年。彼為英國及威爾斯特許會計師公會之資深會員。在加入冠軍科技集團之前，彼為英國大東電報局附屬公司澳門電信有限公司之財務董事，在該公司任職逾十七年。

**蔡健聰**，本集團大中華業務副總裁，負責推行大中華區之商業項目，並為執行集團之國內發展策略擔當軸心角色，同時亦為集團之投資委員會成員。彼於一九九二年加入冠軍科技集團，畢業於美國喬治亞州理工大學，持有電機工程學學士銜。

**麥敏怡**，本集團行政及後勤副總裁，乃集團與外界機構之主要聯繫點，負責統籌集團之後勤調配、企業資源發展及採購等一系列支援業務。彼於一九九零年加入冠軍科技集團，持有香港大學社會科學學士銜。

**趙艷芬**，本集團人力資源及企業傳信副總裁，負責制定及執行集團之人力資源政策，並同時負責集團之企業傳信事宜。彼於一九九四年加入冠軍科技集團，畢業於香港大學文，持有學士銜及工商管理深造證書，為香港人力資源管理學會會員。

**張祺豔**，本集團企業遵守副總裁，負責監察本集團及集團董事持續遵守及履行上市條例及其他相關法例要求；彼亦為本集團附屬公司看通集團之公司秘書。持有工商管理會計學學士銜，為香港會計師公會及國際會計師公會會員，並為香港特別行政區註冊執業會計師。彼擁有豐富審核及諮詢服務經驗，於二零零一年加入冠軍科技集團之前，曾任職德勤•關黃陳方會計師行。

**唐惜芬**，本集團業務營運副總裁，負責集團業務上有關客戶服務、產品設計及銷售事宜，並管理集團旗下之熱線服務中心。彼於一九九零年加入冠軍科技集團，持有督導管理文憑，並由一九九二年起成為督導管理學會會員。

**梁耀蓮**，本集團商務發展副總裁，負責集團各項產品及服務之推廣及銷售。從八十年代冠軍科技集團開始運作起，彼即就不同職能為集團服務。加入本集團之前，彼曾服務於英國大東電報局之香港分公司。

**佘振中**，本集團附屬公司數碼香港之電子商貿營運副總裁，主責技術管理及系統支援。彼於一九九五年加入冠軍科技集團，持有香港大學工程學學士銜及香港理工大學電子工程碩士銜。

# 股東周年大會通告

**茲通告**冠軍科技集團有限公司(「本公司」)謹訂於二零零三年十一月二十六日上午九時十分假座香港柴灣寧富街一號看通中心三樓舉行股東周年大會,藉以處理下列事項:

1. 省覽截至二零零三年六月三十日止年度之經審核財政報告及董事會與核數師之報告。

2. 擬宣派截至二零零三年六月三十日止年度之末期股息每股2.6港仙。

3. 選舉董事並授權董事會釐定其酬金。

4. 委聘核數師並授權董事會釐定其酬金。

5. 作為特別事項,考慮及酌情通過下列決議案為普通決議案:

「**動議**:

(a) 在(c)分節之限制下,一般及無條件批准本公司董事可於有關期間內行使本公司之一切權力,以配發、發行及處置本公司股本中之新股,以及在需要行使上述權力時作出或授予建議、協議或購股權;

(b) 根據(a)分節之批准,本公司董事亦獲批准在有關期間內作出或授予可能須於有關期間結束後行使上述權力之建議,協議或購股權;

(c) 本公司董事依據(a)分節之批准(不論依據購股權或其他方式)配發或有條件或無條件同意配發(惟根據供股或就行使本公司購股權計劃或本公司認股權證之認購權或以股代息計劃者除外)之股本總面值,不得超過本公司於本決議案通過日期之股本總面值百分之二十;及

(d) 就本決議案而言:

「有關期間」乃指本決議案通過之日至下列較早日期之期間:

(i) 本公司下屆股東周年大會結束時;

(ii) 本公司之細則或適用法例規定本公司須舉行下屆股東周年大會期限屆滿之時;與

(iii) 本決議案所述之授權由本公司股東在股東大會通過普通決議案撤銷或修訂之日;而

「供股」指本公司董事於指定期間內向於指定記錄日期名列本公司股東名冊之股份持有人按當時持股比例發售股份(惟董事可按需要或權宜就零碎股權或香港以外任何地區之法律限制或責任或該等地區任何認可監管機構或證券交易所之規定而取消若干股份持有人在此方面之權利或另作安排)。」

承董事會命
*公司秘書*
**張美霞**

香港,二零零三年十月二十四日

*主要辦事處:*
香港柴灣
寧富街一號
看通中心頂樓

附註:

(1) 凡有權出席上述通告召開之會議並於會上投票之股東均可委派代表代其出席會議,並於進行表決時代其投票。受委代表毋須為本公司股東。代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本最遲須於會議或續會之指定舉行時間48小時前送達本公司之香港主要辦事處,方為有效。

(2) 本公司將由二零零三年十一月二十日起至二零零三年十一月二十六日(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。為符合資格享有將於股東周年大會上批准派發之末期股息,所有過戶文件連同有關股票,以及如屬認股權證持有人,所有填妥之認購表格連同有關認股權證及正確認購費用,最遲須於二零零三年十一月十九日下午四時正前送達本公司在香港之股份過戶登記分處秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

# Champion Technology's Global Footprint

## REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

## HEADQUARTERS
Champion Technology Holdings Limited
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

## CORPORATE OFFICE
1702 One Exchange Square
Central
Hong Kong

## EUROPEAN HEADQUARTERS
Multitone Electronics PLC
Multitone House
Shortwood Copse Lane
Kempshott
Basingstoke
Hampshire
RG23 7NL
U.K.

## MANUFACTURING FACILITIES
King's Lynn
Norfolk
U.K.

Malacca
West Malaysia

## REGIONAL OFFICES

### ASIA-PACIFIC

**China**
Beijing
Shanghai
Guangzhou
Shenzhen
Chengdu
Macau

**Malaysia**
Malacca

**India**
Bangalore

### EUROPE

**U.K.**
Basingstoke, Hampshire
King's Lynn, Norfolk

**Scotland**
Lothian

**Germany**
Dusseldorf
Berlin
Neunkirchen
Hannover
Hagen
Frankfurt
Munchen
Leipzig
Stuttgart

**Austria**
Wien

**Russia**
Moscow

### NORTH AMERICA

**U.S.A.**
San Jose
Atlanta

### SOUTH AMERICA

**Brazil**
Sao Paulo
Rio De Janeiro

### AFRICA

**Mauritius**

## DISTRIBUTORS

**Australia**
Melbourne

**Bahrain**
Manama

**Belgium**
Brussels

**Bermuda**

**Canada**
Toronto

**Canary Islands**

**Chile**
Santiago

**Czech Republic**
Prague

**Denmark**
Copenhagen

**Egypt**
Cairo

**Eire**
Dublin

**Finland**
Espoo

**France**
Paris
La Rochelle
Nantes
Soissons
Poitiers
Saintes

**Greece**
Athens

**Holland**
Utrecht
De Weert

**Hungary**
Budapest

**Italy**
Milano
Rome

**Kuwait**
Safat
Hawalli

**Latvia**
Elgava

**Malaysia**
Kuala Lumpur

**Norway**
Oslo

**Oman**
Muscat

**Poland**
Krakow

**Portugal**
Lisbon

**Russia**
Moscow

**Saudi Arabia**
Jeddah

**Singapore**

**Slovakia**
Vrutky

**Slovenia**
Krani

**South Africa**
Cape Town

**Spain**
Barcelona

**Sweden**
Stockholm

**Switzerland**
Geneva

Turkey
Istanbul

**United Arab Emirates**
Dubai

**U.S.A.**
New Jersey